ANNUAL REPORT 2020



Create the extraordinary

flex

Message from our CEO



flex

"We are all stakeholders, and we are all in this together."

Revathi Advaithi
CEO
June 26, 2020

Dear fellow shareholder,

As I look back over the last twelve months, and my first full fiscal year with Flex, I believe we have started a transformation journey for our company that will result in sustainable and long-term change. We established consistent execution and operational discipline, we redefined our strategy and, most importantly, we rethought our purpose and values. These steps are foundational for the next stages of the company, regardless of the adversity in the macro-environment. I am very proud of how we performed, and even more proud of how we rose as a team to meet the numerous challenges we faced. I want to express my sincere appreciation to the tens of thousands of Flex employees around the world, who have worked tirelessly to overcome these challenges and deliver our current financial results while firmly establishing our strategic framework to deliver superior results in the future. I also want to thank our customers and suppliers for their trust and partnership and our shareholders who believe in the potential of Flex and the path we are now on. We are all stakeholders, and we are all in this together.

Operating safely through a pandemic

We are still in the midst of a global crisis, but we have, and we will continue to work through this difficult time. Many of the products we make are essential, some directly contributing to combatting the effects of the disease and saving lives. Through this pandemic we demonstrated the true agility of which we are capable. In a matter of weeks not months, we initiated and ramped multiple ventilator programs for our customers—a monumental task, but we did not stop there. Our customers turned to us to quickly ramp up production of new, and highly accurate virus and antibody testing equipment, and we rapidly increased production of other critical care products such as ventilators, personal protective equipment, oxygen concentrators, infusion pumps, and ICU beds to meet the growing demand. Flex is also contributing indirectly by supporting our customers producing the cloud, compute and networking infrastructure as well as other products that support critical communications applications and the work-from-home movement.

Ultimately it takes people to make these important products, and our number one priority remains the health and safety of our employees and their families. It must be. Flex has more than 160,000 people operating in 30 countries, and it is our obligation to provide a safe and positive work environment. We've learned quickly how to implement protocols to physically protect our employees, operate effectively under strict safety conditions, and when necessary, provide a support system for our employees who test positive. Where possible, we mandated work-from-home, both for safety but also to minimize the burden on employees who are caregivers dealing with high-risk situations and disruptions to schools and childcare. We even embarked on making our own protective masks, both to ensure supply for our employees, and avoid tying up crucial supply from healthcare workers and first responders. We have refined and replicated our safety playbook across the globe, showing our ability to quickly improvise and adapt, and we will only continue to improve, because it's the right thing to do.

Leading in a changing landscape

This last year has seen a number of transformations across the global landscape. Although many started before the COVID-19 pandemic, some will likely accelerate as a result.

We saw continued increases in our customers' product complexity, as many traditional industries look to incorporate more features utilizing leading-edge technologies, including expanded capabilities around connectivity, data collection and compute. Another transformation we are experiencing is the increasing number of companies and governments looking for more adaptive supply chains, manufacturing capabilities and partners, as the crisis reveals many weaknesses to the supply chain status quo.

There is no single point of competitive differentiation that answers these challenges, but a combination of many acquired capabilities, technologies, domain expertise and learned experience that is rare and very difficult to replicate.

Staying ahead of these changes, we continue to build increasingly complex manufacturing capabilities across our global footprint. We are expanding core competencies in leading edge technology, advancing engineering and design capabilities, as well as domain expertise in focused end markets. Lastly, we apply our capabilities synergistically across the organization and at every level of our customer engagement. This combination is how we differentiate, and why we win.

Making significant progress

We have taken our own transformative steps. 2020 was the time to renew focus on our core, as well as redefine our purpose, vision, and our mission, of which I am very proud.

Our Purpose: To make great products for our customers that create value and improve people's lives

Our Vision: To be the most trusted global technology, supply chain, & manufacturing solutions partner to improve the world

Our Mission:
- Provide a safe environment with growth opportunities for our employees to prosper
- Leverage our global supply chain know-how to minimize risk and complexity for our customers
- Steward sustainable manufacturing and operations practices to minimize environmental impact
- Use our manufacturing expertise to make products that contribute positively to the world

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We introduced our core strategic goals to be a leader in the markets where we compete, return to profitable growth, and deliver higher margins and consistent earnings. We will accomplish these goals by continuing to shift our mix to a more diversified, higher value portfolio, focusing on large, underpenetrated markets where we can win and differentiate through our growing bundle of capabilities. We defined six primary end-markets, refocused each market-facing business group to be highly targeted in the sub-markets they will prioritize. Equally important is knowing where not to play, and so we exited certain short-cycle, highly volatile businesses.

In support of our strategy, this year, we defined and began the transition to our new 'two operating segments' model, Flex Agility Solutions and Flex Reliability Solutions, to support the distinct end-market strategies and requirements, delivering the highest quality in the most efficient manner.

Focusing even more on ESG

We also made substantial progress on further enhancements to our Environmental, Social and Governance commitments.

Two of our new mission statements are to "make great products that contribute positively to the world" and "steward sustainable manufacturing and operations practices to minimize environmental impact." We will only pursue business that is in line with these values.

In the last year, we continued our progress in creating circular economies, starting with products such as servers, computers, printers and other mobile devices, that often end up in landfills. We are creating processes to help our customers design products and source materials that minimize the environmental impact, repair and refurbish, and then maximize value recovery through end-of-life parts harvest and recycling. We have enhanced circular capabilities in Europe, North America and Brazil.

Finally, we overhauled our governance focus as we strive to be leaders in board governance practices and ethics and compliance across our global footprint.

Achieving strong results

Through the challenges of fiscal year 2020, we achieved positive results on a number of fronts. While our net sales declined 8% from fiscal year 2019 to $24.2 billion, in part from our planned exit from over $1.2 billion of high-volatility, short cycle business as well as suffering pressures from COVID-19. Our adjusted operating income came to $898 million, increasing 3% over fiscal year 2019, despite the macro challenges. We achieved a full year adjusted operating margin of 3.7%, which is the highest since 2001. Our adjusted EPS for the year was $1.23 which was within our original fiscal year guidance of $1.20-1.30. This year, we generated a strong $672 million in adjusted free cash flow, and we repurchased $260 million worth of shares; an increase of 38% compared to the prior year. We exited the year with a strong liquidity position, and we are well prepared to weather the near-term difficult environment, and well positioned to benefit as we eventually emerge from the crisis.

Looking forward

We have made good progress, but there are still challenges to come and work to do. This year will be hard to predict, and economic uncertainty remains high. We will continue to remain hyper vigilant to the indicators, and we will act appropriately and decisively. We will remain good stewards of capital, while ensuring we can identify and respond as demand eventually returns, in whatever shape the recovery forms. We have the right strategy and framework that will drive growth, differentiation, efficiency, consistency, and ultimately, superior future returns, and I am extremely confident in our future. We are all stakeholders, and we are all in this together.

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FLEX LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Friday
August 7, 2020
9:00 a.m., Pacific time

Flex Ltd.
6201 America Center Drive,
San Jose, CA 95002, U.S.A.

Vote via Internet
at www.proxyvote.com

Vote by Mail
Sign and return your proxy card in the
postage-paid envelope

Vote in Person at the Meeting
on August 7, 2020 at 9:00 a.m., Pacific time

Please refer to the enclosed proxy materials or the information forwarded by your bank or other holder of record to see which voting methods are available to you.

Notice
of Annual General Meeting of Shareholders

To Be Held on August 7, 2020

To Our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN of, the annual general meeting of shareholders of FLEX LTD. ("Flex" or the "Company"), which will be held at our offices located at 6201 America Center Drive, San Jose, CA 95002, U.S.A., at 9:00 a.m., Pacific time, on August 7, 2020, for the purposes summarized below and described in more detail in the accompanying proxy statement.

Special notice regarding COVID-19. The health and safety of our employees, shareholders, and community members is of utmost importance to us. In consideration of current public health concerns, we ask that you follow recommended guidance, mandates, and applicable executive orders from federal and state authorities, particularly as they relate to social distancing and attendance at public gatherings. If you are not feeling well or think you may have been exposed to COVID-19, we ask that you vote by proxy for the 2020 annual general meeting. Should further developments with the COVID-19 situation necessitate that we change any material aspects of the annual general meeting, we will make public disclosure of such changes. We thank you for your cooperation as we prioritize the safety of our community and our shareholders.

We urge you to read the entire proxy statement carefully before voting. Unless the context requires otherwise, references in this notice and/or the proxy statement to "Flex," "the Company," "we," "us," "our" and similar terms mean Flex Ltd. and its subsidiaries. Flex is incorporated under the Companies Act (Chapter 50) of Singapore, which we refer to in this notice and proxy statement as the "Singapore Companies Act" or the "Companies Act."

Important Notice Regarding Electronic Availability of Proxy Statement and Annual Report

We are pleased to take advantage of Securities and Exchange Commission rules that allow the Company to furnish proxy materials to our shareholders on the Internet. On or about June 26, 2020, we will mail to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to: (i) access the proxy statement and our annual report, (ii) submit their proxies via the Internet, and (iii) request a printed copy of our proxy materials.

Proxy Voting Matters

You may revoke your proxies at any time prior to the time they are voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Voting Matters at the Annual General Meeting

- To re-elect directors of the Company nominated for re-election *(Proposal No. 1);*
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2021 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration *(Proposal No. 2);*
- To hold a non-binding, advisory vote on executive compensation *(Proposal No. 3);*
- To approve the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan *(Proposal No. 4);*
- To approve a general authorization for the Directors of Flex to allot and issue ordinary shares *(Proposal No. 5)*; and
- To approve a renewal of the Share Purchase Mandate permitting Flex to purchase or otherwise acquire its own issued ordinary shares *(Proposal No. 6).*

Resolutions Proposed for Shareholder Approval As Ordinary Business

The full text of the resolutions proposed for approval by our shareholders is as follows:

1. To re-elect each of the following Directors, who will retire pursuant to Article 94 of our Constitution, to the Board of Directors:
   (a) Revathi Advaithi;
   (b) Michael D. Capellas;
   (c) Jennifer Li;
   (d) Erin L. McSweeney;
   (e) Marc A. Onetto;
   (f) Willy C. Shih, Ph.D.;
   (g) Charles K. Stevens, III;
   (h) Lay Koon Tan;
   (i) William D. Watkins; and
   (j) Lawrence A. Zimmerman.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2021, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

Resolutions Proposed for Shareholder Approval As Special Business

The full text of the resolutions proposed for approval by our shareholders is as follows:

3. To consider and put to a non-binding, advisory vote the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flex approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying proxy statement captioned 'Executive Compensation'."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan (which we refer to as the "2017 Plan" and, as amended and restated, the "Amended 2017 Plan"), a summary of which is set out in the attached proxy statement and the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting under which awards of our ordinary shares in our capital will be granted to selected eligible persons (details of which are set out in the attached proxy statement) which includes (but is not limited to) our employees and directors and those of our subsidiaries and affiliates, officers, members of our Board of Directors (including both employee and non-employee Directors), and consultants of the Company and our subsidiaries and affiliates.

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Constitution, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital ("Ordinary Shares"); and/or

(ii) make or grant offers, agreements, options, performance units or restricted share units that might or would require Ordinary Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into Ordinary Shares),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue Ordinary Shares in pursuance of any offer, agreement, option, performance unit or restricted share unit made or granted by our Directors while this resolution was in force, and unless revoked or varied by the Company in general meeting, that such authority shall continue in force until (i) the conclusion of our next annual general meeting or (ii) the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

6. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued Ordinary Shares in the capital of the Company not exceeding in aggregate the number of issued Ordinary Shares representing 20% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding treasury shares and any Ordinary Shares which are held by our subsidiary under Sections 21(4B) or 21(6C) of the Companies Act, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the Nasdaq Global Select Market or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

    (i) the date on which our next annual general meeting is held; or

    (ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an Ordinary Share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

    (i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

    (ii) in the case of an off-market purchase pursuant to an equal access scheme, at a premium of up to but not greater than 5 percent above the average of the closing price per Ordinary Share over the five trading days before the day on which the purchases are made; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he or she may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

Notes

Singapore Financial Statements

At the 2020 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited financial statements for the fiscal year ended March 31, 2020, together with the directors' statement and auditors' report thereon, in compliance with Singapore law. Shareholder approval of our audited financial statements is not being sought by the accompanying proxy statement and will not be sought at the 2020 annual general meeting.

Eligibility to Vote at Annual General Meeting

Receipt of Notice. The Board of Directors has fixed the close of business on June 8, 2020 as the record date for determining those shareholders of the Company who will be entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on August 7, 2020, the date of the 2020 annual general meeting, will be entitled to vote at the 2020 annual general meeting.

Quorum

Representation of at least 33-1/3% of all outstanding Ordinary Shares of the Company is required to constitute a quorum to transact business at a general meeting of our shareholders.

Proxies

A shareholder entitled to attend and vote at the 2020 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, we encourage you to vote promptly. You may vote your shares through one of the methods described in the enclosed proxy statement. A proxy card submitted by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2020 annual general meeting. Please review the instructions on the proxy card and Notice of Availability of Proxy Materials regarding the submission of proxies via the Internet, which provide, among other things, for the transmission of voting instructions up until 11:59 p.m. Eastern Time the day before the meeting.** You may revoke your proxy at any time prior to the time it is voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure Regarding Share Purchase Mandate Funds

Only funds legally available for purchasing or acquiring our issued Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued Ordinary Shares. The amount of financing required for us to purchase or acquire our issued Ordinary Shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares are purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the Company and its subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

Personal Data Privacy

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the 2020 annual general meeting and/or any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder's personal data by us (or our agents or service providers) for the purpose of the processing, administration and analysis by us (or our agents or service providers) of proxies and representatives appointed for the 2020 annual general meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the 2020 annual general meeting (including any adjournment thereof), and in order for us (or our agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the "Purposes"), (ii) warrants that where the shareholder discloses the personal data of the shareholder's proxy(ies) and/or representative(s) to us (or our agents or service providers), the shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by us (or our agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify us in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder's breach of warranty.

By order of the Board of Directors,



Tay Hong Chin Regina
Company Secretary
Singapore
June 26, 2020

You should read the entire proxy statement carefully prior to returning your proxy card or otherwise submitting your proxy appointment through electronic communications in the manner set out in the accompanying proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2020 Annual General Meeting of Shareholders to Be Held on August 7, 2020. This notice of the annual general meeting and the accompanying proxy statement and our annual report to shareholders are available on our website at *https://investors.flex.com/financials.*

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Table of Contents

Notice & Proxy Statement

Annual Report

Shareholder Info

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the proxy statement carefully before voting. For more complete information regarding the Company's 2020 fiscal year performance, please review the Company's 2020 Annual Report. For additional information regarding voting rights and proxy solicitation, please see "Other Matters" on page 94.



Place:
6201 America Center Drive,
San Jose, CA 95002, U.S.A.



Time and Date:
9:00 a.m., Pacific time
August 7, 2020



Record Date:
June 8, 2020

Voting Matters at the Annual General Meeting

Proposal	Recommendation	Page Reference
1. Re-election of directors	⊘ **FOR** each nominee	34
2. Re-appointment of Deloitte & Touche LLP	⊘ **FOR**	40
3. Advisory vote on executive compensation	⊘ **FOR**	42
4. Approval of the amendment and restatement of the 2017 Equity Incentive Plan	⊘ **FOR**	75
5. General authorization to allot and issue ordinary shares	⊘ **FOR**	83
6. Authorization to repurchase ordinary shares	⊘ **FOR**	84

How to Cast Your Vote

Each Ordinary Share is entitled to one vote for each director nominee and one vote for each of the other proposals. Your vote is important to us, and we encourage you to vote using one of these methods:

Vote in Person at the Meeting		If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, you must request a "legal proxy" from the nominee in order to vote at the meeting. You will find instructions on how to request a "legal proxy" at www.proxyvote.com or in a paper copy of Flex's proxy materials.
Vote via Internet		**at www.proxyvote.com** Look at your Notice for the box marked by the arrow and follow the instructions. If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, your nominee may not permit you to vote online.
Vote by Mail		Sign and return your proxy card. If you do not have a proxy card, you can request one by contacting us at: Flex Ltd. 6201 America Center Drive San Jose, California 95002 (408) 577-4632

Corporate Governance Highlights (pg. 18)

Flex strives for excellence in corporate governance practices, which we recognize is fundamental to maintaining the trust of our shareholders, customers, and employees. Flex's management, together with our Board of Directors, continually evaluate processes and implement procedures designed to maintain strong governance and operational standards. Below are some highlights of our corporate governance practices.

No Classified Board	Last year, our shareholders approved a management proposal to de-classify our Board of Directors. We now have annual elections for all directors.
Refreshed Directors	We continuously evaluate the composition of the Board. Five new directors have joined Flex in the past three years.
Diverse Directors	Our directors come from diverse backgrounds. Of particular note, our Board is composed of 36% women.
Increased Executive and Director Share Ownership Requirements	We recently enhanced our executive and director share ownership requirements to increase the amount of Flex equity our directors and officers are required to hold.
Shareholder Outreach	We value the input and participation of our shareholders. As part of our commitment to our shareholders, we maintain an annual shareholder outreach program. Members of management and directors participate in our outreach efforts as appropriate. During fiscal year 2020, we proactively contacted twenty-two firms representing approximately 74% of our share voting power and engaged with holders of approximately 61% of our share voting power. Among other changes based on shareholder feedback, in fiscal year 2020, we enhanced our director attendance tracking program resulting in an average director attendance of 98% and made demonstrable enhancements to our executive compensation program.

Board Nominees (pg. 34)

The following table provides summary information about each nominee standing for re-election to the Board. All directors, excluding Ms. Advaithi, are independent. As previously disclosed, Ms. Greenthal, who is retiring by rotation pursuant to Article 94 of our Constitution, as amended, has decided not to stand for re-election due to other time commitments and will be retiring from the Board effective as of the conclusion of the 2020 annual general meeting.

Name	Principal Occupation	Committee Memberships	Director Since	Number of Additional Public Company Boards
Revathi Advaithi	CEO, Flex Ltd.	None	2019	0
Michael D. Capellas	Principal, Capellas Strategic Partners	Nominating and Corporate Governance ☆	2014	1
Jennifer Li	General Partner, Changcheng Investment Partners	Compensation	2018	2
Erin L. McSweeney	Executive Vice President, Chief Human Resources Officer, Optum, Inc.	Compensation	2020	0
Marc A. Onetto	Principal, Leadership from the Mind and the Heart LLC	Audit	2014	0
Willy C. Shih, Ph.D.	Professor of Management Practice in Business Administration, Harvard School of Business	Compensation	2008	0
Charles K. Stevens, III	Former Chief Financial Officer, General Motors	Audit	2018	3
Lay Koon Tan	Former President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.	Audit	2012	0
William D. Watkins	Former Chief Executive Officer, Imergy Power Systems, Inc.	Compensation ☆ Nominating and Corporate Governance	2009	2
Lawrence A. Zimmerman	Former Vice Chairman and CFO, Xerox Corporation	Audit ☆ Nominating and Corporate Governance	2012	1

☆ Chair

Sustainability Highlights (pg. 31)

We strive to make a lasting positive impact for our employees, customers and investors and aim to follow social and environmental practices that make our stakeholders proud to work with or invest in us. Our sustainability efforts have been widely recognized garnering awards for sustainability and supply chain leadership from the Manufacturing Leadership Council; inclusion in the FTSE4GOOD index for the fourth consecutive year; a negligible risk score from Sustainalytics; and an Industry Mover Sustainability Award from the Dow Jones Sustainability Index. Below are some highlights of our sustainability practices.

Clean Water Initiative	Our Flex Foundation partnered with customer Xylem to bring clean water to underserved communities. In October, we worked with nearly 100 volunteers in the state of Aguascalientes (in Mexico) to install water filtration systems in ten schools. In November, we helped build the same number of rain-water collection systems in Guadalajara in a community with no access to water.
Accelerated Medical Equipment Production	We collaborated with local governments and our customers to quickly accelerate the production of critical medical equipment used to diagnose and treat COVID-19.
Worker Empowerment Training Program	We developed a program focused on universal workforce development training for our factory partners through a 15-course curriculum on attitude, skills, knowledge and training-of-trainers. We have trained over 7,000 workers to lead the future of automation.
Energy Conservation	In addition to completing nearly 300 energy conservation projects in 2019, we commissioned our newest 1.56MW Roof Top Solar System in our San Luis Rio, Colorado factory, which increased our renewable energy capacity by 13%.
Reduced CO2 Emissions	We avoided more than 41,000 Scope 1 and Scope 2 CO2e emissions thought our Energy Management Program and offset approximately 70,000 tonnes of Scope 3 CO2e emissions through Certified Emission Reductions.

Executive Compensation Highlights (pg. 44)

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for performance-based compensation elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

Performance based pay elements reflected the fact that our fiscal year 2020 performance results were below targeted levels.

- **Base salaries maintained with one exception:** Pay changes for fiscal year 2020 were focused on performance-based pay and we maintained the NEOs' base salaries with no increase, with the exception of Mr. Collier, who received a 1.4% increase.

- **Bonus plan payouts well below target:** Based on overall financial results that were below targeted performance levels, our CEO's fiscal year 2020 bonus paid out at 48.9% of target. Other NEO bonuses paid out between 22.7% and 48.9%, excluding Mr. Britt who resigned prior to the bonus payment date and received no payout.

- **Performance share plan (rTSR) payouts = 0%:** No payouts were earned under the rTSR PSUs for the three-year performance cycle ending in fiscal year 2020, as the threshold performance level was not achieved.

- **Performance share and cash LTI plan (FCF) payouts = 0%:** The Flex fiscal year (2018 – 2020) FCF PSU and long-term cash incentive cycle were not earned because cumulative adjusted FCF results over the three-year period were below the threshold levels despite significant improvement in fiscal year 2020. In an effort to more closely align pay delivery for our NEOs with shareholder value delivered, we granted only rTSR PSUs in fiscal years 2019 and 2020.

- **Performance-based deferred compensation funding below target:** Deferred compensation contributions are funded 50% based on performance in the prior fiscal year. We funded the performance-based portion in fiscal year 2020 with a funding factor of 74.8%, which was the Company funding percentage used for fiscal year 2019 bonus payouts.

Notice & Proxy Statement

Annual Report

Shareholder Info

Business Summary

What We Do

Flex is the manufacturing partner of choice that helps a diverse customer base design and build products that improve the world. Through the collective strength of a global workforce across 30 countries and responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

We provide design, manufacturing and supply chain services through a network of over 100 locations in 30 countries across five continents. We have established global scale through an extensive network of innovation labs, design centers, manufacturing and services sites in the world's major consumer and enterprise products markets (Asia, the Americas, and Europe) in order to serve the supply chain needs of both multinational and regional companies. Our services provide customers with a competitive advantage by delivering leading-edge manufacturing technology, supply chain expertise, improved product quality, increased flexibility, faster time to market, and overall value. Our customers leverage our services to meet their requirements throughout their products' entire life cycles.

Flex offers solutions that span from initial design through ramp-up and volume manufacturing as well as through end of life and circularity offerings. This full range of capabilities provides our customers with expertise across the entire value chain. Technology innovation is at the center of delivering these end-to-end capabilities.

For fiscal year 2020, our reporting business segments were High Reliability Solutions ("HRS"); Industrial and Emerging Industries ("IEI"); Communications & Enterprise Compute ("CEC"); and Consumer Technologies Group ("CTG").

HRS	IEI	CEC	CTG
High Reliability Solutions	**Industrial and Emerging Industries**	**Communications & Enterprise Compute**	**Consumer Technologies Group**
Including our health solutions business, including surgical equipment, drug delivery, diagnostics, telemedicine, disposable devices, imaging and monitoring, patient mobility and ophthalmology; and our automotive business, including vehicle electrification, connectivity, autonomous, and smart technologies.	Including energy including advanced metering infrastructure, energy storage, smart lighting, smart solar energy; and industrial, including semiconductor and capital equipment, office solutions, household industrial and lifestyle, industrial automation and kiosks.	Including our telecom business of radio access base stations, remote radio heads and small cells for wireless infrastructure; our networking business, which includes optical, routing, and switching products for data and video networks; our server and storage platforms for both enterprise and cloud-based deployments; next generation storage and security appliance products; and rack-level solutions, converged infrastructure and software-defined product solutions.	Including our consumer-related businesses in IoT enabled devices, audio and consumer power electronics, mobile devices; and various supply chain solutions for consumer, computing and printing devices.

In March 2020, we announced a change in organization structure as part of our strategy to further drive growth and productivity with two focused delivery models.



CTG | CEC | IEI | HRS

Flex Agility Solutions

Lifestyle including appliances, consumer packaging, floorcare, micro mobility, and audio.

Communications, Enterprise, and Cloud including data center infrastructure, edge infrastructure, and communication infrastructure.

Consumer Devices including Consumer-related businesses in IoT enabled devices, audio and consumer power electronics, mobile devices.

Flex Reliability Solutions

Industrial including semiconductor and capital equipment, office solutions, household industrial and lifestyle, industrial automation and kiosks.

Automotive including vehicle electrification, connectivity, autonomous, and smart technologies.

Health Solutions including surgical equipment, drug delivery, diagnostics, telemedicine, disposable devices, imaging and monitoring, patient mobility and ophthalmology.

Flex Forward: Our Strategy

Over the past several years, Flex has been engaged in a long-term strategy focused on portfolio evolution and driving higher value-added services that align with our customers' needs and requirements in order to improve operating and financial results, including improving profit margins, capitalizing on prior investments, streamlining our investment portfolio and returning to strong free cash flow generation. The Company is focused on disciplined sustainable execution on our core business processes as well as selective and disciplined growth in areas that can drive margin improvement and provide value for the Company and its customers. We believe that our continued business transformation is strategically positioning us to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services.

Fiscal Year 2020 Highlights

Performance and Company Highlights For Fiscal Year 2020

During fiscal year 2020, we achieved overall positive results on several fronts. Key financial highlights from the fiscal year include:



Revenue
$26.2B
$24.2B
8%
Decrease
FY19
FY20
Adjusted Operating Profit
$872M
$898M
3%
Increase
FY19
FY20
Adjusted FCF
$672M
22,300%
Increase
$3M
FY19
FY20
Adjusted EPS
$1.14
$1.23
8%
Increase
FY19
FY20

Note: See Annex B to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

The decrease in our fiscal year 2020 revenue was primarily driven by two factors:

● Our efforts to actively manage our portfolio to improve mix and profitability, and
● Unanticipated impacts of the COVID-19 crisis emerging during the fourth quarter of our fiscal year.

Despite the revenue decline, we were able to grow all other key measures of operating performance: adjusted operating profit, adjusted EPS and adjusted FCF.

Who We Are

As part of our strategic planning process in 2019, we updated our vision and mission statements to align to our strategy as well as reflect our aspirations for all of our major stakeholders. We also developed a purpose statement for the first time at our company to provide clarity and a framework for why we exist and what kind of company we want to be. Culture underlies our stakeholder experience. It aligns us as we pursue our purpose, uphold our mission, live our values, advance towards our vision and activate our strategy. These statements are more than words on a poster, they will provide a framework for how we make decisions and will influence the company culture we wish to create. Our new values are intended to reflect and guide our behaviors and shape our culture going forward.

Vision

Our direction

Our vision is to become the world's most trusted global technology, supply chain and manufacturing solutions partner.

Purpose

Our reason for being

Our purpose as a company, why we exist, is to make great products for our customers that create value and improve people's lives.

Mission

Our approach

Our mission has five elements:
1. Provide a safe environment with growth opportunities for our employees to prosper.
2. Leverage our global supply chain know-how to minimize risk and complexity for our customers.
3. Use our manufacturing expertise to make products that contribute positively to the world.
4. Steward sustainable manufacturing and operations practices to minimize environmental impact.
5. Deliver consistent results and increased value to our shareholders.

Values

Our philosophy

How we live our values define our culture:
● We support each other as we strive to find a better way.
● We move fast with discipline and purpose.
● We do the right thing always.

Corporate Governance

We are proud of Flex's legacy of corporate governance throughout the past 50+ years. We continually build on that legacy with ethical business oversight, robust risk management, and pay-for-performance compensation programs in order to assure accountability to our shareholders, customers, employees, and communities.

Board of Directors

Our Constitution gives our Board of Directors general powers to manage our business. The Board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management, and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Board Leadership Structure

Our Board of Directors believes that the most effective leadership structure for Flex at the present time is for the roles of CEO and Chair of the Board to be separated, and for the Chair of the Board to be an independent director. Flex has separated the roles of Chair and CEO since 2003. Our Board of Directors believes that having an independent Chair ensures a greater role for the independent directors in the oversight of the Company, and also provides the continuity of leadership necessary for the Board to fulfill its responsibilities. The Board retains the authority to modify this leadership structure as appropriate to best address the Company's unique circumstances at any given time and to serve the best interests of our shareholders, customers, and employees.

Ms. Advaithi has served as our Chief Executive Officer and as a member of our Board of Directors since February 11, 2019. The Board appointed Mr. Capellas, an independent director, as Chair of the Board in 2017. The following chart demonstrates how the Company has separated these two leadership roles.



Michael D. Capellas
Board Chair

- Oversees CEO succession
- Oversees the board evaluation process
- Calls meetings of the Board and independent directors
- Provides management with feedback regarding the information that is necessary for the independent directors to effectively and responsibly perform their duties
- Acts as a liaison between the independent directors and CEO on sensitive/critical issues



Revathi Advaithi
Chief Executive Officer

- Sets strategic direction for the Company
- Provides day-to-day leadership over Company operations
- Focuses on execution of business strategy, growth and development
- Sets the tone-at-the-top for company culture
- Develops and oversees enterprise-wide initiatives

Attendance and Meetings

Each of our directors remains committed to providing prudent oversight of our business through regularly scheduled meetings, special meetings, ad hoc conversations, and time spent with management. In fiscal year 2020, our Board of Directors held a total of 13 meetings. Collectively, our Board and Committees held 38 meetings in fiscal year 2020. We instituted a rigorous attendance tracking program resulting in a 98% average attendance rate (with every director attending over 75% of the Board and applicable committee meetings held during their period of service).

In fiscal year 2019, Jennifer Li did not attend over 75% of the Board and applicable committee meetings. Our shareholders expressed appropriate concern that her attendance record was not satisfactory. In response to Board and shareholder dissatisfaction shown through the level of shareholder support for the re-election of Ms. Li during last year's annual general meeting, the Board took action to ensure well above the requisite level of director attendance. The Board determined that the reasons for Ms. Li's attendance issues in fiscal year 2019 were correctable and that Ms. Li continues to bring critical perspectives and contributions to the Board. In addition, Ms. Li made a specific commitment to attend at least 90% of the Board and applicable Committee meetings.

Ms. Li's fiscal year 2019 attendance record	• Ms. Li was not able to attend certain special meetings that were scheduled on short notice. • Ms. Li carefully read materials from all meetings from which she was absent and provided her insights to the Board and Committee Chairs. • Ms. Li was briefed by the Chair on all meetings from which she was absent.
Ms. Li's commitment to fiscal year 2020 attendance	• Ms. Li attended over 95% of the Board and applicable committee meetings held in fiscal year 2020.
Ms. Li's unique contributions to our Board of Directors	• Ms. Li brings a diverse and global perspective with strong financial, global operational, and technology industry experience, particularly in the highly-regulated Chinese market.

All directors are encouraged to attend the annual general meeting, but attendance is not required. Every director who was on the Board at the time attended the Company's 2019 annual general meeting.

Our non-employee directors meet at regularly scheduled executive sessions without management participation. During fiscal year 2020, our non-employee directors met in executive session 11 times.

Director Independence

Flex's director independence guidelines incorporate the definition of "independence" adopted by The Nasdaq Stock Market LLC, where we are listed, and which we refer to as Nasdaq in this proxy statement. Using these guidelines, our Board has determined that each of the Company's directors, other than Ms. Advaithi, is independent. This means that, other than Ms Advaithi, no director has any business or family relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director or any otherwise disqualifying relationship. In evaluating independence, the Board broadly considers all relevant facts and circumstances. Our director independence guidelines are included in our comprehensive Corporate Governance Guidelines.

Director Candidates

Our Nominating and Corporate Governance Committee strives to achieve a balance and diversity of knowledge, experience, and capabilities on our Board and ensure that our Board has the benefit of a variety of skills derived from our directors' business and professional experience. To that end, the Nominating and Corporate Governance Committee engages in Board succession planning by assessing the need to adjust the size of the Board or supplement the Board's expertise in a particular substantive area, and by determining whether prospective nominees have relevant skills and experience.

Upon review of our Board composition, the Nominating and Corporate Governance Committee decided that our Board would benefit from additional expertise in the area of human capital management. In June 2020, upon the recommendation of an independent director, the Board appointed a new independent director, Ms. Erin L. McSweeney. Ms. McSweeney brings a wealth of human capital management expertise, along with a familiarity with the manufacturing and healthcare industries, to the Board of Directors. The addition of Ms. McSweeney further enhances the diversity of background and expertise of the Board of Directors, which will aid the Company as we continue to focus on hiring and retaining high-performing talent. The appointment of Ms. McSweeney, along with the other additions to the Board of Directors over the past several years, demonstrates our Board of Directors' continued focus on its composition and refreshment and ensuring the Board of Directors is composed of members with the optimal balance of skills, diversity, experience and tenure in light of our business needs. Ms. McSweeney is being nominated by the Board of Directors for re-election by our shareholders at our 2020 annual general meeting.

The Nominating and Corporate Governance Committee generally recruits, evaluates, and recommends nominees for our Board based upon recommendations from our directors and management. From time to time, we retain a third-party search firm to help identify potential candidates. The Nominating and Corporate Governance Committee will also consider recommendations submitted by shareholders and will evaluate such prospective nominees using the same standards that are applicable for all Board candidates. Shareholders can recommend qualified candidates for our Board by contacting our corporate secretary at Flex Ltd., No. 2 Changi South Lane, Singapore 486123. Submissions for individuals who meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2021 annual general meeting should be made before February 26, 2021 to ensure adequate time for meaningful consideration. To date, we have not received any such recommendations from our shareholders for the 2020 annual general meeting.

Board's Role in Risk Oversight

Flex's enterprise risk management process is designed to identify risks that could affect our ability to achieve business goals and strategies, to assess the likelihood and potential impact of significant risks to the Company's business, and to prioritize risk control and mitigation.

Our Board of Directors' role in risk oversight involves both the full Board of Directors and each of its committees. The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy and business plans and as part of reports to the Board by its standing committees. The Board believes that Flex's leadership structure, with an independent Chair, supports the Board's risk oversight function by ensuring a strong role for the independent directors.



Board of Directors
Identifies, monitors, and mitigates the risks to Flex's business and stakeholders

Audit Committee
- ✓ Reviews the Company's policies and practices with respect to risk assessment and risk management.
- ✓ Discusses with management the Company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures.
- ✓ Oversees major financial risk exposures as well as major capital structure, operational, compliance, reputational, cybersecurity, and strategic risks, including steps to monitor, manage, and mitigate those risks.

Nominating and Corporate Governance Committee
- ✓ Oversees corporate governance policies and procedures.
- ✓ Regularly reviews Flex's sustainability program including the application of social and environmental policies and procedures.

Compensation Committee
- ✓ Oversees executive compensation, administration of our equity compensation plans, CEO succession planning, and human capital management and compensation structure.
- ✓ Regularly reviews our compensation practices with a view to assessing associated risks. See "Compensation Risk Assessment."

Management
Our Chief Financial Officer, our General Counsel, and our Chief Ethics and Compliance Officer regularly report on the Company's risk management policies and practices to relevant Board committees and to the full Board.

Notice & Proxy Statement

Annual Report

Shareholder Info

Flex has a resiliency framework that includes crisis management, information technology, disaster recovery and business continuity planning. Combined, these programs provide a readiness umbrella for crisis situations designed to meet the needs of our company. Every crisis is situational, and the framework we have adopted is adaptable. To address COVID-19, Flex has a worldwide crisis management team of senior leadership enabling a centralized view of the global impact of COVID-19 and a single point of strategic orchestration. Additionally, several global specialized teams were organized to focus on specific areas. Regionally, seven crisis management teams were activated, chaired by regional leaders and guiding the response to COVID-19 in specified geographies for all Flex sites and operations. Finally, every major Flex site has a local crisis management team to execute actions and measures.

> Our Board of Directors as a whole is regularly informed by our resiliency advisory, crisis management, and executive leadership teams and is actively engaged in identifying, monitoring, and mitigating the risks to Flex's stakeholders that arise from time to time, including the risks arising as a result of the global COVID-19 pandemic. During this unprecedented time, the Board is meeting regularly and working closely with our management teams to review information, assess potential issues, and oversee the development and implementation of strategies to effectively navigate this pandemic.

Board Evaluations

Self-evaluations are a critical component of a well-functioning Board and an annual undertaking at Flex. Each year, our Nominating and Corporate Governance Committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on corporate governance best practices.



Plan Evaluations	**Conduct Evaluations**	**Review and Implement Feedback**
✓ The Nominating and Corporate Governance Committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on considerations of recent corporate governance best practices.	✓ In fiscal year 2020 Board, committee and individual evaluations were conducted through one-one-one interviews with our board and committee chairs respectively. ✓ Topics addressed in the evaluation process included Board structure, organization and leadership, policies and processes, meeting content and participation, and Board, committee, and individual performance.	✓ The Board discussed openly the feedback and results of these evaluations during Board and committee meetings, including in executive sessions, as well as with individual directors.

Succession Planning

On at least an annual basis, the Board, with the assistance of the Compensation Committee, reviews and assesses succession plans for the Chief Executive Officer position as well as other executive officers in order to ensure that Flex continues to have the talent we need to successfully develop and execute our strategy and business. This review includes a broader discussion about developing and retaining executive talent. Directors become familiar with potential successors for key executive positions through various means, including regular organization and talent reviews, presentations to the Board, and formal and informal meetings.

Board Committees

Our Board has delegated oversight responsibility for certain risks and operations to our three standing committees: Audit, Compensation, and Nominating and Corporate Governance. Our Board standing committees are composed of members with deep levels of relevant experience, understanding and expertise. All three standing committees are composed entirely of independent directors, and the directors who serve on our Audit and Compensation Committees also meet all heightened independence requirements prescribed by the Securities and Exchange Commission (SEC) and Nasdaq for members of such committees. Our Board has adopted, and annually reviews, a charter for each standing committee. All committees regularly meet in executive session without members of management present.

Audit Committee

Members:
- Lawrence A. Zimmerman (In) ☆
- Jill A. Greenthal (In) *
- Marc A. Onetto (In)
- Charles K. Stevens, III (In)
- Lay Koon Tan (In)
- ☆ Chair

Meetings during fiscal 2020: **9**

Average attendance during fiscal 2020: **97%**

 *Each director on our Audit Committee is financially literate and our Board has determined that Messrs. Zimmerman, Stevens, and Tan qualify as "audit committee financial experts" as defined in SEC rules.*

Purpose:

To assist the Board in overseeing Flex's financial statements; accounting and financial reporting processes and systems of internal control; independent auditors; capital structure and financial risk; cybersecurity; and compliance with legal and regulatory requirements.

Key Responsibilities:
- **Facilitate Communication:** Coordinate and facilitate communication regarding our financial statements and accounting and financial reporting processes and systems of internal control among our independent auditors, our financial and senior management and our Board.
- **Auditor Appointment & Pre-Approval of Audit Services:** Decide whether to appoint and determine the compensation of our independent auditors.
- **Enterprise Risk Management:** Regularly review and guide management's identification, monitoring, and mitigation of risk.

* Ms. Greenthal is not standing for re-election and is retiring from the Board effective as of the conclusion of the 2020 annual general meeting.

Compensation Committee

Members:
- William D. Watkins (In) ☆
- Jennifer Li (In)
- Erin L. McSweeney (In)
- Willy C. Shih, Ph.D. (In)
- ☆ Chair

Meetings during fiscal 2020: **9**

Average attendance during fiscal 2020: **94%**

Purpose:

To assist the Board in overseeing Flex's compensation and succession of executive officers; administration of equity plans; and global human capital management strategy.

Key Responsibilities:
- **NEO Compensation:** Determine the compensation of the Company's Chief Executive Officer and NEOs.
- **CEO Succession:** Assist the Board of Directors in succession planning for our CEO and other executive officers.
- **Equity Compensation:** Administration of our equity compensation plans, including the granting of our incentive, equity-based compensation awards.
- **Human Capital Management Strategy:** Oversee the Company's global human capital management strategy, including corporate culture, inclusion and diversity initiatives, and high-level talent attraction, retention, and training programs.

Delegation of Authority

When appropriate, our Compensation Committee may form and delegate authority to subcommittees. In addition, the Compensation Committee may delegate to our Chief Executive Officer its authority to grant equity awards to employees who are not directors, executive officers, or other senior level employees who report directly to the Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever served as an officer of Flex. None of our directors has an interlocking or other relationship with another board or compensation committee that would require disclosure under Item 407(e)(4) of SEC Regulation S-K.

Notice & Proxy Statement

Annual Report

Shareholder Info

Nominating and Corporate Governance Committee

Members:
- Michael Capellas (In) ☆
- William D. Watkins (In)
- Lawrence A. Zimmerman (In)
- ☆ Chair

Meetings during fiscal 2020: **7**

Average attendance during fiscal 2020: **100%**

Purpose:

To assist the Board in overseeing Flex's board composition; shareholder communications; and environmental, social, and corporate governance policies and procedures.

Key Responsibilities:
- **Board Performance and Composition:** Regularly review the composition and performance of the Board and its committees and make recommendations to the Board regarding Board and committee membership.
- **Director Nominations:** Recruit and evaluate, and recommend to the Board, individuals for appointment or election to serve as directors.
- **Environmental, Social, and Corporate Governance Policies:** Shape and oversee our corporate governance, including the Company's environmental, social, and corporate governance policies and procedures. Review and enhance on an ongoing basis our corporate governance policies, principles, and practices.
- **Shareholder Communications:** Oversee Board communications with shareholders.

Director Education

Flex is a complex company operating in an ever-changing, multi-national geopolitical landscape. To ensure our directors stay abreast of the new and changing risks we face, we maintain a robust continuing director education program.

The key objectives of our program are to:

- ⊘ Keep directors current on leading and next-level boardroom practices

- ⊘ Ensure decisions and judgments are based on sound interpretations of the current and future environment

- ⊘ Guarantee that directors understand emerging issues, so that they can engage management in knowledge-based discussions about associated opportunities, risks, and challenges

- ⊘ Strengthen any weaknesses of individual board members; and update directors' knowledge on corporate governance issues, compliance matters and industry trends

Each year, the Nominating and Corporate Governance Committee designs the structure and substance of the annual director continuing education program.

In fiscal year 2020, our director education program was conducted utilizing briefings prepared by internal experts and education sessions conducted by external experts.

The director education topics included:
- ⊘ **Corporate governance trends**
- ⊘ **Executive compensation**

Stakeholder Engagement and Outreach

Our Board and management team engage on a year-round basis with a range of stakeholders, including not only our shareholders, but also our employees, vendors, and customers. As part of Flex's dedication to producing a positive effect on all of our stakeholders, including our shareholders, our dedicated workforce, our trusted vendors, and global customers, the Company has designed an engagement program that provides our stakeholders with ongoing opportunities to provide feedback and influence Flex's corporate activity and sustainable growth.

Year-Round Shareholder Engagement

The Company's Board of Directors and management team understand that engagement benefits both our shareholders and the Company. Ongoing shareholder engagement is a priority and we maintain a robust shareholder engagement program throughout the year. The following illustrates the key elements of our ongoing shareholder outreach and engagement throughout the calendar year:

Year-Round
◄ One-on-one shareholder engagement ◄

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
• Share in-depth information regarding strategy and performance at Investor and Analyst Day* • Publish annual report and proxy statement, discussing Board and Company activities • Engage with shareholders and seek feedback on matters presented for their votes at our annual general meeting	• Hold annual general meeting of shareholders and engage directly with any shareholders which attend the Company's annual general meeting • Receive the results of the proposals presented to shareholders at the annual general meeting	• Following the annual general meeting, the Board and management discuss the results from the annual general meeting and any other feedback received from shareholders and determine if any follow-up steps or actions should be taken • Determine topics and schedule for shareholder engagement • Review corporate governance trends against the Company's policies and procedures and determine if the Board should adopt enhancements to the Company's corporate governance practices	• Engage with shareholders on topics such as executive compensation in order to understand shareholders' current perspectives on our practices • Engage with all stakeholders on the Company's sustainability practices • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain shareholder engagement • Review the Board composition and consider potential changes to the Board • Consider shareholder feedback regarding corporate governance practices and executive compensation

*   Given our commitment to the health and safety of our employees and shareholders, we elected to cancel our in-person Investor and Analyst Day in March 2020. Instead, we hosted a webcast during which Flex's executive leadership team presented an in-depth discussion regarding the Company's response to the COVID-19 pandemic, our corporate strategy update, evolution around the Company's segments, and our financial framework.

2020 Shareholder Engagement Highlights

Over the past twelve months, in addition to the other shareholder engagement activities described above, our Chair of the Board, Michael Capellas, along with certain members of our executive leadership, proactively reached out to shareholders to solicit feedback about our business, corporate governance, and our executive compensation programs in one-on-one sessions.



Our outreach included 22 firms as of March 31, 2020 representing:
74% of our share voting power

We met with 16 firms to discuss governance and executive compensation representing:
61% of our share voting power

6 firms either confirmed that they had no concerns to discuss or did not respond representing:
13% of our share voting power

During these meetings, we listened to our shareholders provide feedback on our corporate governance practices, results of the 2019 annual general meeting, our executive compensation program, and additional considerations. Mr. Capellas played an integral role in conducting these meetings and shared the feedback with our Board of Directors.

2020 Focus Areas and Our Responses

Shareholder Outreach Focus Areas	Feedback and Response
Corporate governance highlights: • Declassification of Board of Directors elections • Board refreshment • Diversity on the Board • Sustainability	We received positive feedback from our shareholders regarding our corporate governance program and enhancements made – including the amendment to our Constitution to declassify director re-elections, our director recruiting efforts, the strength of our diverse and skilled Board and our sustainability program.
Director attendance and engagement	We instituted a rigorous attendance tracking program resulting in 98% average attendance by our directors in fiscal year 2020. We enhanced our review of and provided feedback regarding director engagement during our annual board, committee, and individual director evaluation process.
Elements of our fiscal year 2019 executive compensation program: • Former CEO severance • On-boarding CEO grant and make-whole portion • Time-based retention grants to NEOs	We presented enhanced disclosures regarding our compensation programs and made changes that specifically addressed each issue. For example, among other actions: • We are providing additional disclosure regarding Ms. Advaithi's equity grants to make her whole from her prior employer • No special equity grants were made to NEOs in fiscal year 2020. For more information see page 48.

Corporate Governance Policies

Built upon our dedication to corporate governance, Flex has in place a comprehensive corporate governance framework, which among the other policies and procedures governing our operations, includes our Constitution; Code of Business Conduct and Ethics ("CBCE"); Corporate Governance Guidelines; and Board Committee Charters.

Flex is a company built on relationships, and trust is the cornerstone of all relationships. We build on that trust by striving to do the right thing. Our values are shaped by a commitment to transparency, accountability, respect and inclusion. Our CBCE provides the framework of ethics that governs our business. Among other things, our CBCE provides guidance and policy regarding ethics, compliance, harassment, conflicts of interests, antitrust and competition, bribery, insider trading, and environmental protection. The CBCE applies to all of our directors, officers, and employees and we require annual training on the CBCE and related topics. In keeping with SEC rules, we use the Investor Relations section of our website to disclose any substantive amendment to, or material waiver from, any provision of the CBCE that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or any individual who performs similar functions.

The following documents are available on the Corporate Governance page of the Investor Relations section of our website at *www.flex.com*:

• Charters for each of the three standing Board committees
• Code of Business Conduct and Ethics
• Corporate Governance Guidelines (including our Related-Party Transactions Policy)

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flex.com. Communications submitted to this e-mail address are regularly reviewed by the Company's CEO, CFO, or General Counsel and are submitted to the Chair of the Board, the entire Board of Directors, or individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Certain items that are unrelated to the duties and responsibilities of the Board of Directors are generally redirected or excluded, as appropriate.

Fiscal Year 2020 Non-Management Directors' Compensation

Non-Employee Director Compensation Program

Objective of Non-Employee Director Compensation Program

The key objective of our non-employee director compensation program is to attract and retain a diverse group of highly-qualified directors with the necessary skills, experience, and character to serve on the Company's Board of Directors. By using a combination of cash and equity-based compensation, the Nominating and Corporate Governance Committee intends to recognize the time commitment, expertise, and potential liability relating to active Board service, while also aligning the interests of our directors with the long-term interests of our shareholders.

Review of Non-Employee Director Compensation Program

The Nominating and Corporate Governance Committee, annually at minimum, reviews and makes recommendations to our Board for the compensation of our non-employee directors. Management, with input and guidance from our independent compensation consultant, assists the Nominating and Corporate Governance Committee in this task by compiling director compensation data from the annual reports and proxy statements of companies in our peer comparison group. For information regarding our peer group, see "Compensation Discussion and Analysis–Competitive Positioning" (page 54).

In fiscal year 2020, the Nominating and Corporate Governance Committee retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to help the Committee determine whether the compensation paid to our non-employee directors is competitive when compared to the practices of our peer group companies. The Nominating and Corporate Governance Committee reviewed, among other things, the existing cash compensation of our non-employee directors and the grant date fair value of restricted share unit awards. With Mercer's assistance, the Nominating and Corporate Governance Committee also considered compensation trends and share ownership guidelines for non-employee directors. The Nominating and Corporate Governance Committee concluded that our program remains competitive.

Components of Non-Employee Director Compensation Program

Our non-employee director compensation program consists of two components:

- Annual cash compensation, in amounts that vary based on committee and chair services; and
- Annual discretionary restricted share unit awards.

As described in further detail below, each non-employee director can elect to receive his or her annual cash compensation, or any portion thereof, in the form of fully-vested, unrestricted shares of the Company.

The share election option and structure of our non-employee director compensation program emphasizes equity compensation, which rewards increases in stock price, over cash fees. The Board of Directors believes our overall pay mix, which is consistent with peer practice, supports alignment of directors' interests with those of Flex's shareholders.

In addition to the compensation provided to our non-employee directors, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well as for any fees incurred in attending continuing education courses for directors.

We do not pay Management directors for Board service in addition to their regular employee compensation. The compensation paid to our Management director, Ms. Advaithi, for services provided as our CEO is discussed in the sections of this proxy statement entitled "Compensation Discussion and Analysis" and "Executive Compensation."

Notice & Proxy Statement

Annual Report

Shareholder Info

Fiscal Year 2020 Annual Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors, with the most recent modifications approved at our 2017 annual general meeting. The current arrangements include the following annual cash retainers, all of which are paid quarterly in arrears:

Amount ($)	Who receives
90,000	Each non-employee director
15,000	Each member of the Audit Committee and the Compensation Committee, including the chairs
40,000	Chairs of the Audit Committee and the Compensation Committee
8,000	Each member of the Nominating and Corporate Governance Committee, including the chair
15,000	Chair of the Nominating and Corporate Governance Committee
50,000	Chairman of the Board, in addition to applicable retainers listed above

The cash compensation for non-employee directors who serve less than a full quarter is pro-rated for the number of days actually served. Non-employee directors do not receive any non-equity incentive compensation or participate in any pension plan or deferred compensation plan.

At our 2013 annual general meeting of shareholders, our shareholders approved a change in the structure of our non-employee director compensation program that allows each non-employee director to receive compensation in the form of Company shares, cash, or a combination thereof, at the director's election. Accordingly, each non-employee director can elect to receive the annual retainer(s) described above, in whole or in part, in the form of fully-vested, unrestricted Flex Ordinary Shares. A director making such an election will receive shares having an aggregate value equal to the portion of cash compensation exchanged, with the value based on the closing price of our shares on the date the compensation would otherwise be paid in cash.

COVID-19 Related Non-Employee Director Compensation Changes

At the end of fiscal year 2020, in light of the uncertainty created by the effects of the COVID-19 pandemic and the Company's initiatives to reduce operating and corporate costs, our Board of Directors decreased all non-employee director cash compensation payments by 30% for the first two quarters of fiscal year 2021.

Fiscal Year 2020 Equity Compensation

Yearly Restricted Share Unit Awards

Each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Nominating and Corporate Governance Committee and approved by the Board, each non-employee director receives, following each annual general meeting, a restricted share unit award with an aggregate fair market value of $185,000 on the date of grant. These yearly restricted share unit awards vest in full on the day immediately prior to the next year's annual general meeting. During fiscal year 2020, each non-employee director received a restricted share unit award covering 18,611 Ordinary Shares under this program.

Initial Awards

Upon initially becoming a director of the Company, each non-employee director receives a pro-rated portion of the annual restricted share unit award granted to our continuing directors. The pro-rated award vests on the date immediately prior to our next annual general meeting. In connection with her appointment to the Board on June 3, 2020, Ms. McSweeney received a restricted share unit award covering 3,097 Ordinary Shares under this program.

Compensation for the Non-Employee Chair of the Board

In keeping with the Company's philosophy pertaining to non-employee director compensation, the Nominating and Corporate Governance Committee seeks to provide competitive compensation to the non-employee Chair of the Board that recognizes the extensive time commitment and additional responsibilities the Chair role entails while ensuring the Chair's interests remain aligned with the long-term interests of our shareholders. Flex's Chair, Mr. Capellas, brings deep experience, unparalleled dedication, institutional knowledge, and strong leadership to Flex.

The Nominating and Corporate Governance Committee, with the assistance of both Mercer LLC (which we refer to in this proxy statement as "Mercer") and Frederic W. Cook & Co., Inc. (which we refer to in this proxy statement as "FW Cook"), reviewed the compensation of the Chair of the Board. As with the review of compensation for the non-employee directors generally, this review considered whether the compensation paid to our Chair was competitive when compared to the practices of our peer group of companies. The review by both Mercer and FW Cook supported the view that our Chair compensation is competitive with the market and aligned with shareholder interests.

Components of Compensation for the Non-Employee Chair

In June 2017, in connection with his appointment as Chair of the Board and as Chair and member of the Nominating and Corporate Governance Committee, Mr. Capellas elected to continue his previous practice of receiving fully-vested Ordinary Shares of the Company under the director share election program in lieu of cash compensation. In addition to the cash and equity grants described above, our non-employee Chair is entitled to receive, following each annual general meeting, an additional yearly restricted share unit award with an aggregate fair market value of $50,000 on the date of grant. These shares will vest on the day immediately prior to the next year's annual general meeting.

Additionally, while Company aircraft are generally used for Company business only, our Chair of the Board may be permitted to use the Company aircraft for personal travel if it is not needed for business purposes at the time. In such cases, the Chair is required to reimburse the Company for the incremental costs related to his use of the aircraft. We calculate the incremental cost to the Company for use of Company aircraft by using an hourly rate, based on the variable operational costs of each flight, for each flight hour. In fiscal year 2020, Mr. Capellas did not use Company aircraft for personal use.

Special Grant to the Chair for CEO Transition and Onboarding Leadership and Support; Waiver of Substantial Fiscal Year 2020 Compensation

During our recent CEO transition and onboarding, Mr. Capellas spearheaded the CEO search and provided crucial stability and leadership. Mr. Capellas demonstrated his extraordinary commitment through his engagement in countless meetings with members of the Board, management, executive search firms, CEO candidates, and shareholders. He provided valuable mentoring and coaching to our CEO. His experience, around-the-clock dedication, and leadership were critical, and resulted in a smooth and effective CEO transition and onboarding that benefited the Company and our shareholders.

In recognition of Mr. Capellas' crucial role and his undertaking responsibilities beyond his duties as Chair relating to the CEO search, transition, and onboarding, in June 2019, the disinterested members of the Board, upon the recommendation of the Nominating and Corporate Governance Committee, approved a special grant to Mr. Capellas of 41,854 restricted share units. This additional compensation was paid solely in connection with the CEO transition and onboarding, which concluded in fiscal year 2020 and there will be no additional, related compensation.

Mr. Capellas elected to decline the annual equity portion of both his director grant and additional grant as Chair, together valued at $235,000, to which he was entitled. Further, Mr. Capellas also elected to waive his entitlement to the portion of his annual retainer (equal to $81,495 for Board and committee compensation) for the period from September 28, 2019, to March 31, 2020.

Mr. Capellas' decreasing remuneration from fiscal year 2019 to fiscal year 2021 is illustrated below.



Mr. Capellas' Compensation (Fiscal Year 2019-2021)

(1) Includes a decrease in compensation because Mr. Capellas waived compensation attributable to his annual retainer (including Board and committee compensation) for the period from September 28, 2019, to March 31, 2020, to which he was entitled.

(2) Includes a decrease in compensation because Mr. Capellas waived the annual equity portion (both as a director and the additional annual grant to the Chair), together valued at $235,000, of our non-executive director compensation to which he was entitled.

(3) FY21 shows a decrease in compensation pursuant to *COVID-19 Related Non-Employee Director Compensation Changes.*

While not required, in furtherance of his commitment to Flex and our shareholders, Mr. Capellas has held all Flex equity granted to him during his entire tenure as a Flex director.

Director Share Ownership Guidelines

We increased Flex's director share ownership guidelines during fiscal year 2020 to require our non-employee directors to hold a minimum number of our Ordinary Shares equivalent to five (5) times their annual cash retainer (currently $90,000) for serving as a director. Directors should reach this goal within five years of the date of their election to our Board. As the minimum holding requirements were increased in fiscal year 2020 (from the previous requirement of four times the annual cash retainer), non-employee directors then in office were given an additional three-year grace period to meet this obligation. All of our non-employee directors have already met the higher minimum share ownership requirements or are on target to be in compliance with the requirements before the applicable deadline.

Director Summary Compensation in Fiscal Year 2020

The following table sets forth the fiscal year 2020 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)[1]	Share Awards ($)[2]	All Other Compensation ($)	Total ($)
Michael D. Capellas[3]	—	483,300	—	483,300
Jill A. Greenthal	95,000	185,000	—	280,000
Jennifer Li[4]	53,125	238,125	—	291,250
Marc A. Onetto	105,000	185,000	—	290,000
Willy C. Shih, Ph.D.	106,250	185,000	—	291,250
Charles K. Stevens, III	105,000	185,000	—	290,000
Lay Koon Tan[5]	—	290,000	38,152	328,152
William D. Watkins	153,000	185,000	—	338,000
Lawrence A. Zimmerman	153,000	185,000	—	338,000

(1) This column represents the amount of cash compensation earned in fiscal year 2020 for Board and committee service.

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2020 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of restricted share unit awards is the closing price of our Ordinary Shares on the date of grant. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2020, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020. No option awards were granted in fiscal year 2020.

(3) In lieu of his cash compensation, Mr. Capellas elected to receive fully vested Ordinary Shares of the Company under the director share election program for his Board and Committee service. As a result, Mr. Capellas received 7,798 restricted share units attributable to the period from April 1, 2019 through September 28, 2019, the value of which is reflected in the table above under "Share Awards." The "Share Awards" amount for Mr. Capellas also reflects the award of 41,854 restricted share units made to Mr. Capellas in June 2019 in recognition of his assistance in the CEO transition and onboarding as described above. Mr. Capellas waived compensation attributable to his award retainer (including Board and committee compensation) for the period from September 28, 2019 to March 31, 2020, to which he was entitled.

(4) In lieu of half of her cash compensation for her Board and Committee service, Ms. Li elected to receive fully vested Ordinary Shares of the Company under the director share election program. As a result, Ms. Li received 4,863 restricted share units, the value of which is reflected in the table above under "Share Awards."

(5) In lieu of his cash compensation for his Board and Committee service, Mr. Tan elected to receive fully vested Ordinary Shares of the Company under the director share election program. As a result, Mr. Tan received 9,599 restricted share units, the value of which is reflected in the table above under "Share Awards." In addition, Mr. Tan incurred U.S. Federal and California state taxes as a result of serving on our Board of Directors. The Company agreed to compensate Mr. Tan in equity in connection with his double taxation. Mr. Tan received $3,596 (in the form of 319 restricted share units) and $34,556 (in the form of 3,069 restricted share units) for his tax equalization in 2017 and 2018, respectively, on April 15, 2019. These amounts are reflected in the table above under "All Other Compensation."

The table below shows the aggregate number of Ordinary Shares underlying unvested restricted share units held by our non-employee directors as of the 2020 fiscal year-end:

Name[1]	Number of Ordinary Shares Underlying Outstanding Restricted Share Units (#)
Michael D. Capellas	—
Jill A. Greenthal	18,611
Jennifer Li	18,611
Marc A. Onetto	18,611
Willy C. Shih, Ph.D.	18,611
Charles K. Stevens, III	18,611
Lay Koon Tan	18,611
William D. Watkins	18,611
Lawrence A. Zimmerman	18,611

(1) Erin L. McSweeney was appointed to the Board of Directors following the 2020 fiscal year end and, accordingly, is not included in the above table.

The directors do not hold any share options.

Treatment of Unvested Restricted Share Unit Awards upon a Change of Control

All of our non-employee directors have outstanding restricted share unit awards. Information regarding the treatment of outstanding restricted share units share units is described in the section entitled "*Potential Payments upon Termination or Change in Control.*"

Sustainability

Flex's purpose is to make great products for our customers that create value and improve people's lives. Sustainability is at the core of our purpose and is embedded in our culture. We work to have a lasting positive impact in the form of value for our employees, customers and investors and aim for the social and environmental change that makes our stakeholders proud to work with or for us. We seek to address material issues, risks and opportunities by conforming to internal and external standards and thoughtfully executing our social and environmental management system, programs, and initiatives.

We aim to achieve social and environmental compliance through our robust Sustainability management system. Our Sustainability system, which is modeled largely upon the Responsible Business Alliance (RBA) requirements, consolidates several management systems into one, and incorporates current environmental, labor, human rights, health, safety, and ethics standards. As a Founding Member of the RBA, Flex is committed to modelling its requirements.

We are also a member of the Responsible Minerals Initiative (RMI), Global Business Initiative Human Rights (GBI), GRI Gold Members (GRI), the Business for Social Responsibility (BSR) Network, the Environmental Leadership Council (ELC), the Clean Electronics Production Network (CEPN), and the Supplier Ethical Data Exchange (Sedex). Additionally, Flex has signed the WBCSD Pledge for Access to Safe Water, Sanitation, and Hygiene at the Workplace. Finally, our CEO, who is a member of the Business Roundtable (BRT), signed the new BRT Statement on the Purpose of a Corporation, which declares that corporations have a role beyond meeting investors' financial expectations.

As part of our commitment to social and environmental compliance, we seek to both monitor and comply with social and environmental requirements across our supply chain. To that end, our supplier standards contain specific guidelines regarding labor, ethics, health and safety, and environmental protection.

COVID-19

The COVID-19 pandemic is felt by every global citizen, country, community, and company. At Flex, our first priority is ensuring the health and safety of our employees, suppliers and business partners, while supporting essential manufacturing for infrastructure services and critical healthcare products to aid in the global response to the pandemic.

We took several actions in response to the outbreak.

- ✓ On a company-wide basis, we deployed the contingency and resiliency plans that are encompassed in our business continuity programs.

- ✓ Our leadership teams initiated enhanced health and safety measures across all facilities, as our foremost focus has been the health and safety of our employees.

- ✓ We modified practices at our manufacturing locations and offices to require personal protective equipment, sanitization measures, temperature checks, and social distancing well before these measures were mandated.

As one of the world's largest medical device manufacturers, we recognized that we had a responsibility to do our part to make a difference in the fight against this disease. With many of the products we make for our healthcare customers related to critical care quickly running in short supply, we ramped up our efforts to expand delivery of critical products, including ventilators, personal protective equipment, oxygen concentrators, patient monitors, infusion pumps, and ICU beds. At the heart of this extraordinary effort are the tens of thousands of Flex workers in our factories who are working around the clock to live up to our purpose.



We ramped up our efforts to expand delivery of critical products including ventilators, personal protective equipment, oxygen concentrators, patient monitors, infusion pumps, and ICU beds.

In addition to helping our customers to deliver critical medical equipment to combat the COVID-19 virus, the Company and the Flex Foundation have donated over $1 million to date. For example, as members of the U.N. Global Compact ("UNGC"), we supported their COVID-19 crisis fund with the World Health Organization and have also made donations locally to the communities where we operate. The Company also donated over 250,000 masks to hospitals and first responders.



Over **$1M** donated to date by Flex and its Foundation	Over **250,000 masks** donated to hospitals and first responders by the Company

Sustainability Governance and Strategy

Given our commitment to sustainability, we have developed a strong foundation of sustainability governance. Our Board of Directors engages in an annual review of Flex's sustainability program and environmental, social, and governance efforts as well as an annual environmental, social, and governance director education session. Our Nominating and Governance Committee has oversight of Flex's sustainability risks and remediation efforts, including the Company's corporate responsibility and sustainability policies and programs with respect to human rights, social and environmental risks.

Sustainability updates are delivered regularly to our executive management team. The Corporate Sustainability Leadership Committee, a multidisciplinary group composed of global leaders of the Company representing the key functional areas with responsibility for sustainability efforts, including operations, human resources, supply chain, regulatory compliance, account management, and communications meets semi-annually to share information with individuals across various organizations who are directly responsible for implementing and managing sustainability initiatives.

Our strategy and global efforts, including our current Flex 20 by 2020 Goals, are aligned with the principles set forth in UNGC, and the 2030 Sustainable Development Goals ("SDGs").

In fiscal year 2021, we intend to develop our next set of long-term sustainability goals that will focus on key areas where the Company can make a measurable, direct, and positive impact by 2025 through 2030. We will continue to align to the UN SDGs as well as strive for increased transparency, utilizing Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) reporting standards. Further information can be found in our annual sustainability executive and GRI reports, as well as the Flex 20 by 2020 bi-annual report posted in flex.com/about/sustainability.

Employee Impact

- We ensure all of our sites have a health and safety management system which we verify through physical audits performed by the corporate team. Additionally, all sites are also required to convene committees to address safety issues and concerns and we undertake targeted respect and dignity audits of high-risk sites.
- We engage our employees and receive their feedback through coffee talks and town halls, lunch and learn sessions, management workshops, leadership skills training, recognition programs and annual surveys.
- We participate in RBA Task Forces on the UN Guiding Principles, Trafficking and Forced Labor, Transparency, and Environmental Compliance, which set guidelines for the working hours and conditions for employees.
- We launched the Flex Employee Scholarship Program, in collaboration with local accredited educational institutions, which enables our employees to take on-site classes toward obtaining a technical certification, a high-school diploma, a university degree at a local university or school, or a master's degree.
- We launched the Flex Living Well Program to help and support our employees establish and sustain healthy practices in their daily lives by providing access to training and resources focused primarily on health, financial, and emotional wellness.

Social Impact

- 15,000 of our volunteers gave back over 55,000 hours of service to their communities in 2018.
- We created and executed the Flex Worker Empowerment Training Program to train production line workers at our supplier companies in new skillsets needed for the era of automation. Over 7,000 individuals were trained through our Worker Empowerment Training Program.
- We support several nonprofit organizations in our SDG-aligned community focus areas of decent work, quality education, affordable clean energy and responsible production and consumption through the Flex Foundation.
- Our Flex Foundation partnered with customer Xylem to bring clean water to underserved communities. In October, we worked with nearly 100 volunteers in the state of Aguascalientes (in Mexico) to install water filtration systems in ten schools. In November, we helped build the same number of rain-water collection systems in Guadalajara in a community with no access to water.

Environmental Impact

- In addition to completing nearly 300 energy conservation projects in 2019, we commissioned our newest 1.56MW Roof Top Solar System in our San Luis Rio, Colorado factory, which increased our renewable energy capacity by 13%.
- In 2018, we avoided more than 41,000 Scope 1 and Scope 2 CO_2e emissions through our Energy Management Program and offset approximately 70,000 tonnes of Scope 3 CO_2e emissions through Certified Emission Reductions.



111,000 tonnes
of CO_2e emissions avoided or offset

Over 4,000 beneficiaries
of our Flex Employee Scholarship

20 water filtration and rain-water collection systems
installed in communities with no access to clean water

1.1 million hours
of employee advancement offered over two years

Our commitment to sustainability has earned us positive feedback from shareholders and recognition from some of the most prestigious sustainability ratings agencies.



Flex Sustainability Latest Rankings 2018-2020

2018

- Flex receives ISS' highest disclosure and transparency score on ESG factors
- Flex obtains EcoVadis' "Gold Recognition Level" ESG rating
- Flex joins the UN Global Compact

2019

- Flex is awarded ISS' Prime status for Corporate ESG Performance
- Flex receives an A- from CDP which is in the Leadership band
- Flex obtains EcoVadis' "Gold Recognition Level" ESG rating
- Flex receives score of 4.1 out of 5. For the 4th consecutive year, Flex is a constituent of FTSE4GOOD Index

2020

- Flex receives Negligible Risk (8.6) score from Sustainalytics
- Flex reaches UN Global Impact GC advanced level
- Flex has qualified for inclusion in this Sustainability Yearbook 2020, as an Industry Mover

Proposals to be considered at the 2020 Annual General Meeting of Shareholders

Proposal No. 1: Re-election of Directors

Article 94 of our Constitution requires that at each annual general meeting, all of the Directors for the time being shall retire from office.

Retiring directors are eligible for re-election. Upon the recommendation of our Nominating and Corporate Governance Committee, the Board of Directors has nominated 10 of our incumbent directors, who will retire from office at the 2020 annual general meeting pursuant to Article 94 of our Constitution, for re-election. Ms. Greenthal, who is retiring by rotation pursuant to Article 94 of our Constitution, has decided not to stand for reelection and will be retiring from the Board effective as of the conclusion of the 2020 annual general meeting.

If any nominee under Proposal No. 1 fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his or her re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he or she will not be re-elected to the Board and the number of directors comprising the Board of directors will be reduced accordingly. Abstentions, if any, will have no effect.

The Singapore Companies Act requires that we must have at all times at least one director ordinarily resident in Singapore. As Mr. Tan is the only member of our Board of Directors who is ordinarily resident in Singapore, any purported vacation of Mr. Tan's office at the 2020 annual general meeting shall be deemed to be invalid absent a prior appointment of another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies received by them in the accompanying form of proxy card for the nominees for directors under Proposal No. 1 listed below under "Nominees to our Board of Directors." In the event that any nominee is unable or declines to serve as a director at the time of the 2020 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors of the Company, in accordance with Article 99 of our Constitution, to fill the vacancy. As of the date of this proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

The Board recommends a vote **"FOR"** the re-election of each of the Director nominees.

Nominees to our Board of Directors

Flex is committed to having a diverse and predominantly independent Board of Directors representing a range of critical skills. As shown below, our nominees represent a responsible blend of long-serving directors who have in-depth knowledge of our business and newer members who bring fresh perspectives and additional skills.





Diversity
3 Women
7 Men
Independence
Non-Independent Director
1
9
Independent Directors
Tenure
2
10+ years
4
5-9 years
4
0-4 years

Board refreshment

2014 Michael Capellas and Marc Onetto elected as Directors

2017 Appointed Michael Capellas as Chairman of the Board

2018 Jill Greenthal, Jennifer Li and Charles Stevens elected as Directors

2019 Revathi Advaithi appointed as CEO and elected as Director

2020 Erin McSweeney elected as Director

Qualifications of Nominees

Our Nominating and Corporate Governance Committee is responsible for assessing the composition and performance of the Board of Directors and its committees, and for recruiting, evaluating, and recommending candidates to be presented for appointment or election to our Board. The general attributes we expect all directors to have are high professional and personal ethics and values, an understanding of the Company's business and industry, advanced education, broad-based business acumen, and the ability to think strategically. In addition, the Company and the Nominating and Corporate Governance Committee are committed to actively seeking highly-qualified diverse candidates (including diversity of experience, expertise, gender, race, and ethnicity) for consideration when the Board undertakes director searches.

The following matrix highlights many of the specific skills and qualifications our nominees for director bring to the Company and that are considered when evaluating and recommending candidates for appointment or election to our Board.

	Revathi Advaithi	Michael Capellas	Jennifer Li	Erin McSweeney	Marc Onetto	Willy Shih	Charles Stevens	Lay Koon Tan	William Watkins	Lawrence Zimmerman
Corporate Governance	✓	✓	✓			✓	✓		✓	✓
Financial and Audit	✓	✓	✓		✓		✓	✓	✓	✓
Risk and Compliance	✓	✓	✓		✓		✓	✓	✓	✓
Extensive Industry Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environmental and Sustainability	✓	✓	✓			✓	✓	✓	✓	✓
Human Capital Management	✓	✓	✓	✓		✓	✓	✓	✓	✓
Global Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Supply Chain	✓	✓			✓	✓				
Business Development and Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Technology	✓	✓	✓	✓	✓	✓			✓	
Tenure on Flex's Board	**1**	**6**	**2**	**0**	**6**	**12**	**1**	**8**	**11**	**7**

Notice & Proxy Statement

Annual Report

Shareholder Info

 **Corporate Governance.** Experience on other public company boards, demonstrating an understanding of Flex's reporting obligations and responsibilities to our shareholders, and positioning our Board to adopt best practices in public company corporate governance.

 **Financial and Audit.** Experience in accounting and audit functions and the ability to analyze financial statements and oversee budgets, providing critical oversight and support of Flex's financial reporting and responsibility to shareholders and other stakeholders.

 **Risk and Compliance.** Experience identifying, mitigating, and managing risk in enterprise operations, which allows our Board to fulfill its risk oversight responsibilities.

 **Extensive Industry Leadership.** Experience in executive positions within the technology sector or within the manufacturing sector – areas that are fundamental to Flex's business, strategic plan, and growth.

 **Environmental and Sustainability.** Experience in environmental and sustainability topics, which is instrumental to Flex's foundation of sustainability governance and the Company's position as a leader in sustainability efforts.

 **Human Capital Management.** Experience in human resources, compensation and benefits, recruiting and retaining employees, succession planning, and developing and maintaining a strong workplace culture. Our Board recognizes that human capital management is a high priority for the Company as an important component to maintaining our competitiveness and world-class capabilities and as we focus on hiring and retaining the world's best talent.

 **Global Operations.** Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures adds impactful insight and diversity to our Board's oversight of Flex's global footprint, including its workforce and operations in 30 countries across five continents, and enables our Board to support management in producing solutions across international markets.

 **Supply Chain.** Experience in executive positions overseeing supply chain management and exposure to supply chain issues, which is invaluable in overseeing and guiding Flex's supply chain services that involve a network of over 100 locations across the globe.

 **Business Development and Strategic Planning.** Executive level experience with business and customer development and long-term strategic planning and execution, allowing our Board to actively support the development and execution of Flex's long-term strategy and continued business transformation.

 **Technology.** Experience in the technology sector enables our Board to guide Flex's strategy regarding the design and manufacturing of enterprise and consumer products.

The Nominating and Corporate Governance Committee considered the specific experience described in the biographical snapshots below in determining whether each individual nominee should serve on our Board of Directors.

Revathi Advaithi	
CEO, Flex Ltd Director Since: **2019** Age: **52** **Board Committee:** • None **Other Public Company Boards:** • None	**Career Highlights:** • CEO of Flex since February 2019 • President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company (September 2015 to February 2019) • President of Electrical Sector, Americas of Eaton (April 2012 to August 2015) • Other positions of increasing responsibility at Eaton between 2008 and 2012, including vice president and general manager of the Electrical Components Division • Several senior roles within the sourcing and supply chain functions at Honeywell between 2002 and 2008, including vice president and general manager of Honeywell's Field Solutions business • Various positions at Eaton between 1995 and 2002, including leading the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai

Michael D. Capellas, Chair of the Board since June 2017

Principal, Capellas Strategic Partners

Director Since: **2014**

Age: **65**

INDEPENDENT

Board Committees:
- Nominating and Corporate Governance ☆

Other Public Company Boards:
- Cisco Systems, Inc. (since 2006)

Recent Prior Public Company Experience:
- MuleSoft, Inc. (from 2015 to 2018; lead independent director)

Career highlights:
- Principal at Capellas Strategic Partners since June 2013
- Chairman of the Board of VCE Company, LLC (a joint venture between EMC Corporation and Cisco, with investments from VMware, Inc. and Intel Corporation) (January 2011 to November 2012)
- Chief Executive Officer of VCE (May 2010 to September 2011)
- Chairman and Chief Executive Officer of First Data Corporation (September 2007 to March 2010)
- Senior Advisor at Silver Lake Partners (October 2006 to July 2007)
- Chief Executive Officer of MCI, Inc., previously WorldCom, Inc., (November 2002 to January 2006)
- President of MCI (March 2004 to January 2006)
- Chairman of the Board of WorldCom (November 2002 to March 2004), and a member of the board of directors of MCI until January 2006
- President of Hewlett-Packard Company (May 2002 to November 2002)
- Mr. Capellas held various positions with Compaq, including President and Chief Executive Officer for three years and Chairman of the Board for two years
- Other positions of increasing responsibility at Compaq, including Chief Information Officer and Chief Operating Officer

Jennifer Li

General Partner, Changcheng Investment Partners

Director Since: **2018**

Age: **52**

INDEPENDENT

Board Committees:
- Compensation

Other Public Company Boards:
- ABB Ltd. (since 2018)
- Philip Morris International Inc. (since 2010)

Career highlights:
- General Partner of Changcheng Investment Partners since 2018
- Chief Executive Officer and General Managing Director of Baidu Capital, the investment arm of Baidu, Inc. (the largest Internet search engine in China and the third-largest independent search engine in the world) (2017-2018)
- Chief Financial Officer, Baidu, Inc. (2008-2017), responsible for a wide range of corporate functions, including Finance, Human Resources, International Operations, Marketing, Communications, and Purchasing
- Various senior finance positions at General Motors companies in China, Singapore, the United States, and Canada (1994-2008), rising to Chief Financial Officer of GM China and Financial Controller of the North American Operations of GMAC

Erin L. McSweeney

Executive Vice President, Chief Human Resources Officer, Optum, Inc.

Director Since: **2020**

Age: **55**

INDEPENDENT

Board Committees:
- Compensation

Other Public Company Boards:
- None

Career highlights:
- Executive Vice President, Chief Human Resources Officer, Optum, Inc. (the health services platform of UnitedHealth Group) since 2017
- Executive Vice President and Chief Human Resources Officer (2015-2017); Senior Vice President, Human Resources, Products and Marketing (2013-2015); Chief Human Resources Officer and Vice President, Virtual Computing Environment (2009-2012) at EMC (now Dell EMC)

☆ Chair

Notice & Proxy Statement

Annual Report

Shareholder Info

Marc A. Onetto

Principal, Leadership from the Mind and the Heart LLC

Director Since: **2014**

Age: **69**

INDEPENDENT

Board Committees:
• Audit

Other Public Company Boards:
• None

Career highlights:
• Principal providing executive leadership consulting through his company "Leadership from the Mind and the Heart LLC" (since 2013)
• Senior Vice President of Worldwide Operations and Customer Service for Amazon.com (2006 to 2013)
• Executive Vice President of Worldwide Operations for Solectron Corporation, which was acquired by Flex in 2007 (June 2003 to June 2006)
• Various positions over a 15-year career with General Electric, including Vice President of GE Corporate's European operations and head of global supply chain and operations, global quality, and global Component Division for GE Medical Systems
• Various positions over a 12-year career with Exxon Corporation in supply operations, information systems, and finance
• Serves on the Business Board of Advisors of the Tepper School of Business at Carnegie-Mellon University

Willy C. Shih, Ph.D.

Professor of Management Practice in Business Administration, Harvard School of Business

Director Since: **2008**

Age: **69**

INDEPENDENT

Board Committees:
• Compensation

Other Public Company Boards:
• None

Career Highlights:
• Professor of Management Practice in Business Administration, Harvard School of Business (since January 2007)
• Executive Vice President of Thomson, a provider of digital video technologies (August 2005 to September 2006)
• Intellectual property consultant (from February to August 2005) and Senior Vice President (1997 to 2005) of Eastman Kodak Company
• Ph.D. in Chemistry, the University of California, Berkeley
• Broad industry career experience, including significant accomplishments for globally recognized organizations such as Kodak, IBM, Silicon Graphics, and Thomson

Charles K. Stevens, III

Former Chief Financial Officer of General Motors

Director Since: **2018**

Age: **60**

INDEPENDENT

Board Committees:
• Audit

Other Public Company Boards:
• Eastman Chemical Company (since 2020)
• Masco Corporation (since 2018)
• Tenneco Inc. (since 2020)

Career Highlights:
• Advisor to General Motors Company (September 2018 to March 2019)
• Chief Financial Officer and Executive Vice President of General Motors Company (January 2014 to September 2018), responsible for leading the financial and accounting operations on a global basis
• Chief Financial Officer for North America at General Motors North America, Inc. (January 2010 to 2014)
• Led GM's financial operations for U.S. Sales, Service and Marketing, GM Canada (2006 to 2008), GM Mexico (2008 to 2010), North America Manufacturing, Customer Care and Aftersales, and Global Connected Consumer
• Interim Chief Financial Officer of GM South America (December 2011 to January 2013)
• Various leadership positions at GM in China, Singapore, Indonesia, and Thailand

Lay Koon Tan

Former President and Chief Executive Officer and a member of the Board of Directors of STATS ChipPAC Ltd.

Director Since: **2012**

Age: **61**

INDEPENDENT

Board Committees:
- Audit

Other Public Company Boards:
- None

Career Highlights:
- Founding President and Chief Executive Officer and a member of the Board of Directors of STATS ChipPAC Ltd. (August 2004 to November 2015) after leading the formation of the company, and of its predecessor, ST Assembly Test Services Ltd. (June 2002 to 2004)
- Chief Financial Officer, ST Assembly Test Services Ltd. (May 2000 to August 2004)
- Investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.
- Various senior positions in government and financial institutions in Singapore

William D. Watkins

Former Chief Executive Officer of Imergy Power Systems, Inc.

Director Since: **2009**

Age: **67**

INDEPENDENT

Board Committees:
- Compensation ☆
- Nominating and Corporate Governance

Other Public Company Boards:
- Maxim Integrated Products, Inc. (since 2008)
- Avaya Holdings Corp. (since 2017, Chair of the Board)

Career Highlights:
- Chief Executive Officer (September 2013 to August 2016) and Chairman of the Board (January 2015 to August 2016) of Imergy Power Systems, Inc., a leading innovator in cost-effective energy storage products
- Chairman of the Board (February 2013 to December 2013) and Chief Executive Officer (January 2010 to February 2013) of Bridgelux, Inc.
- Chief Executive Officer (2004 to January 2009) and President and Chief Operating Officer (2000 to 2004) Seagate Technology, responsible for Seagate's hard disc drive operations, including recording heads, media, and other components, and related R&D and product development organizations
- Various other positions with Seagate (1996 to 2000)

Lawrence A. Zimmerman

Former Vice Chairman and CFO, Xerox Corporation

Director Since: **2012**

Age: **77**

INDEPENDENT

Board Committees:
- Audit ☆
- Nominating and Corporate Governance

Other Public Company Boards:
- Aptiv PLC (since 2009)

Recent Public Company Experience:
- Brunswick Corporation (2006 to 2015)

Career Highlights:
- Vice Chairman and Chief Financial Officer (2009 to 2011) and Executive Vice President and Chief Financial Officer (2002 to 2009) at Xerox Corporation
- Various senior finance positions over a 32-year career at IBM, including Corporate Controller including Vice President of Finance for IBM's Europe, Middle East and Africa operations

☆ Chair

Notice & Proxy Statement

Annual Report

Shareholder Info

Proposal No. 2: Re-Appointment of Independent Auditors for Fiscal Year 2021 and Authorization of our Board to Fix Their Remuneration

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP, which has been the Company's independent registered public accounting firm since 2002, as the Company's independent registered public accounting firm to audit our financial statements and records for the fiscal year ending March 31, 2021, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2021 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2020 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

The Company has been advised by Deloitte & Touche LLP that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates for services performed during fiscal years 2020 and 2019. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal year	
(in millions)	2020 ($)	2019 ($)
Audit Fees	11.5	11.1
Audit-Related Fees	0.1	0.1
Tax Fees	1.0	1.3
All Other Fees	0.0	0.0
Total	**12.6**	**12.5**

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit and not included in Audit Fees.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

 The Board recommends a vote **"FOR"** the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2021 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

Message from the Audit Committee

We, the members of Flex's Audit Committee, assist our Board of Directors in overseeing financial accounting and reporting processes; systems of internal controls; the appointment, compensation and oversight of our external auditor; and our compliance with legal and regulatory requirements. We are committed to the values of independence and transparency in the discharge of our duties.

In furtherance of independent oversight, our committee is composed of entirely independent and financially literate directors including two financial experts. Further, we annually assess the independence of our external auditors considering any non-audit fees or services and the tenure of our lead audit partner.

We also take measures to ensure transparency between ourselves, members of management, and our external auditors including regular private sessions with external auditors; open lines of communication with members of management; and annual assessments of the qualifications and work quality of our external auditors.

Audit Committee Report

The Audit Committee has reviewed and discussed with both the management of the Company and our independent auditors, Deloitte & Touche LLP, our audited consolidated financial statements for the fiscal year ended March 31, 2020, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2020. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board and the SEC. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal years 2020 and 2019 were pre-approved by the Audit Committee in accordance with established procedures.

Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express an opinion on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

Based on the Audit Committee's discussions with the management of the Company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020, which was filed with the SEC on May 28, 2020.

Submitted by the Audit Committee of the Board of Directors:

Lawrence A. Zimmerman   Jill A. Greenthal   Marc A. Onetto   Charles K. Stevens, III

Proposal No. 3: Non-Binding, Advisory Resolution on Executive Compensation

We are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers (NEOs) as reported in this proxy statement in the Compensation Discussion and Analysis and the compensation tables and accompanying narrative disclosure under "Executive Compensation."

Flex's compensation philosophy is that pay should be meaningfully aligned to performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance goals and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking, and maintaining an appropriate cost structure.

We urge shareholders to carefully read the Compensation Discussion and Analysis section of this proxy statement. The Compensation Discussion and Analysis describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives and shows the link between our performance and our executives' incentive compensation. We also encourage shareholders to review the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

While the vote on this resolution is advisory and not binding on the Company, each member of the Compensation Committee and the Board values the opinions of our shareholders and will consider the outcome of the vote on this resolution when making decisions regarding future executive compensation arrangements. We have held a say-on-pay advisory vote on an annual basis since 2011; the next say-on-pay vote is anticipated to occur at our 2021 annual general meeting.

 The Board recommends a vote **"FOR"** the approval of the non-binding, advisory resolution on executive compensation.

Message from the Compensation Committee

Over the course of the year, our CEO, Ms. Advaithi, introduced our core strategic goals to be a leader in the markets where we compete, return to profitable growth, and deliver higher margins and consistent earnings. We, the Compensation Committee, are committed to compensation programs that help drive Flex's focus on disciplined growth. We periodically assess our compensation programs to ensure they are appropriately aligned with our business strategy and are achieving their objectives. In addition, we regularly review external data and best practices in the executive compensation area to ensure our compensation programs and associated governance provisions remain shareholder friendly and keep pace with evolving market trends. We have recommended and our Board has approved changes in our compensation policies and practices in order to align with best practices.

74%
of our shares outstanding

In connection with the decrease in last year's say-on-pay support level, the Board of Directors conducted substantial shareholder outreach. Our outreach included 22 firms representing 74% of our share voting power (as of March 31, 2020). We met with 16 firms to discuss governance and executive compensation (61% of our share voting power). 6 firms either confirmed that they had no concerns to discuss or did not respond (13% of our share voting power). Based on the feedback we received, and to align to best practices, the Company made a number of shareholder-aligned changes to support the link between pay and performance in our pay programs and to improve associated governance policies. The Company has also directly responded to the feedback by providing a detailed rationale for the fiscal year 2019 CEO stock grant and demonstrating that 100% of the award was a make-whole grant. For more information, see page 48.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement for the 2020 annual general meeting of shareholders.

Submitted by the Compensation Committee of the Board of Directors:

| William D. Watkins | Jennifer Li | Lay Koon Tan | Willy C. Shih, Ph.D. |

Compensation Discussion and Analysis

This CD&A is organized into the following key sections:

Introduction

In this Compensation Discussion and Analysis (CD&A) section, we discuss the material elements of our compensation programs and policies, including our overall compensation philosophy, program objectives, and how and why the Compensation Committee arrived at specific compensation policies and decisions involving our Named Executive Officers (NEOs). Our NEOs for fiscal year 2020 were:

Name	Position
Revathi Advaithi	Chief Executive Officer
Christopher Collier	Chief Financial Officer
Francois P. Barbier	President, Global Operations and Components
Douglas Britt[1]	President, Agility Solutions
Paul Humphries	President, Reliability Solutions

(1) Mr. Britt resigned from his position of President, Agility Solutions effective April 28, 2020.

In March 2020, we announced a change in organization structure as part of our strategy to further drive growth and productivity with two focused delivery models, Agility Solutions and Reliability Solutions. Prior to this change in organization structure, Mr. Britt was President of our Integrated Solutions segment and Mr. Humphries was President of our High Reliability Solutions segment and references to such prior segments are included below in our discussions of fiscal year 2020 compensation and performance.

Executive Summary

Our pay programs are designed to align executives' compensation with performance against the Company's short-term and long-term objectives and the creation of shareholder value. We use a mix of performance metrics that are intended to reward different aspects of Company achievement.

Performance and Company Highlights For Fiscal Year 2020

There are four performance metrics that we use to determine short-term incentive compensation for the NEOs: revenue, adjusted operating profit, adjusted earnings per share (adjusted EPS), and adjusted free cash flow (adjusted FCF). These are the same metrics we focus on in our quarterly performance updates to shareholders. Our recent history of performance on these metrics, shown below, highlights our improved margins, profitability, and cash flow in fiscal year 2020.


Revenue
$26.2B
$24.2B
8%
Decrease
FY19
FY20
Adjusted Operating Profit
$872M
$898M
3%
Increase
FY19
FY20
Adjusted FCF
$672M
22,300%
Increase
$3M
FY19
FY20
Adjusted EPS
$1.14
$1.23
8%
Increase
FY19
FY20

Note: See Annex B to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

The drop in our fiscal year 2020 revenue was primarily driven by two factors:

- Our efforts to actively manage our portfolio to improve mix and profitability; and
- Unanticipated impacts of the COVID-19 crisis emerging during the fourth quarter of our fiscal year.

Despite the revenue decline, we were able to grow all other key measures of operating performance: adjusted operating profit, adjusted EPS and adjusted FCF. This growth was enabled by our key business principles of:

- Driving disciplined, sustainable execution;
- Pursuing design-led manufacturing for better margins;
- Driving profitable growth and market leadership; and
- Generating adjusted FCF with prudent capital allocation.

Our adjusted FCF performance as well as improved profitability enabled us to improve our return of capital to shareholders through our share repurchase program, as shown below.


Share Repurchases
$260M
of shares repurchased in fiscal 2020, delivering on our commitment to return substantial free cash flow to shareholders
$189M
$260M
38%
Increase
FY19
FY20

We consider the operating performance measures described above to be the key drivers of our total shareholder return (TSR), which is compared to the return of the S&P 500 index (rTSR) to determine the funding for our long-term performance share units (PSUs). Absolute stock performance is an implicit metric for our PSUs and our service-based restricted share unit awards (RSUs) because it determines the value our NEOs ultimately realize from their PSU and RSU awards at vesting. Our operating results, together with broader macro-economic and stock market developments, translated into the shareholder returns shown below.



Compensation Highlights For Fiscal Year 2020

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for performance-based compensation elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

Performance based pay elements reflected the fact that our fiscal year 2020 performance results were below targeted levels.

✓ **Base salaries maintained with one exception:** Pay changes for fiscal year 2020 were focused on performance-based pay and we maintained the NEOs' base salaries with no increase, with the exception of Mr. Collier, who received a 1.4% increase.

✓ **Bonus plan payouts well below target:** Based on overall financial results that were below targeted performance levels, our CEO's fiscal year 2020 bonus paid out at 48.9% of target. Other NEO bonuses paid out between 22.7% and 48.9%, excluding Mr. Britt who resigned prior to the bonus payment date and received no payout.

✓ **Performance share plan (rTSR) payouts = 0%:** No payouts were earned under the rTSR PSUs for the three-year performance cycle ending in fiscal year 2020, as the threshold performance level was not achieved.

✓ **Performance share and cash LTI plan (FCF) payouts = 0%:** The Flex fiscal year (2018 – 2020) FCF PSU and long-term cash incentive cycle were not earned because cumulative adjusted FCF results over the three-year period were below the threshold levels despite significant improvement in fiscal year 2020. In an effort to more closely align pay delivery for our NEOs with shareholder value delivered, we granted only rTSR PSUs in fiscal years 2019 and 2020.

✓ **Performance-based deferred compensation funding below target:** Deferred compensation contributions are funded 50% based on performance in the prior fiscal year. We funded the performance-based portion in fiscal year 2020 with a funding factor of 74.8%, which was the Company funding percentage used for fiscal year 2019 bonus payouts.

Pay and Performance Alignment For Fiscal Year 2020

The key vehicles we use to ensure that compensation realized by our executives is aligned with results generated for our shareholders are the annual incentive bonus and the PSU programs. We set rigorous targets under our annual bonus plan, and funding of our NEO bonuses has averaged 68% of target over the last three years, including 48.9% in fiscal year 2020, as performance results have fallen short of target.



Corporate NEOs Bonus Payouts[1]

(1) The corporate payouts shown above were awarded to the NEOs other than Messrs. Britt and Humphries. As the heads of Flex business units, these NEOs' annual incentive awards are based more on business unit performance rather than Company performance. For more information, see "Incentive Payouts for Segment Presidents." Fiscal year 2019 corporate payout excludes our CEO who received a pro-rated payout for partial year of employment.

PSUs are a major component of our NEOs' target total direct compensation. As further illustrated below, our two most recently completed performance cycles have funded at an average of 50% of target shares, including 0% for the cycle ending in fiscal year 2020, based on rTSR that was below the targeted level against the S&P 500. As of the end of fiscal year 2020, the two other in-progress rTSR PSU cycles are projected to fund at an average of 49%.



PSU Payouts

*Indicated projected payout.

As shown below, realizable compensation values from all target direct compensation provided to our CEO in fiscal year 2020 are approximately 82% of the original targeted value based on results through year end. This illustrates the performance-based nature of our pay program, rigorous goal setting, and the program's alignment with shareholders.



CEO FY20 Target vs Realizable Compensation
($000's)
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$10,375
$3,750
$3,750
$1,725
$1,150
FY 20 Target Pay
Actual estimated realizable pay – 82% of target
$8,475
$3,208
$3,273
$844
$1,150
FY 20 Realizable Pay
PSU
RSU
Bonus
Base Salary

Note: Grant date value of PSUs based on the closing stock price on date of grant (face value). Realizable value of PSUs and RSUs based on $8.38 stock price, the closing stock price on March 31, 2020, the fiscal year end date. PSUs also assume 98% of target shares vesting based on rTSR performance as of March 31, 2020. Bonus payout shown is 49% of target – the amount earned for fiscal year 2020 performance.

Say-on-Pay Advisory Vote Results and Fiscal Year 2020 Shareholder Engagement

Our "say-on-pay" advisory vote on executive compensation received the support of approximately 51% of the votes cast at the 2019 annual general meeting. In response, we initiated an elevated level of shareholder outreach in fiscal year 2020 to solicit feedback about our business, corporate governance, and our executive compensation programs.



Our outreach included 22 firms as of March 31, 2020 representing:

74%
of share voting power

We met with 16 firms to discuss governance and executive compensation representing:

61%
of our share voting power

6 firms either confirmed that they had no concerns to discuss or did not respond representing:

13%
of our share voting power

Much of the shareholder feedback we received centered on several one-time pay actions taken in fiscal year 2019 in connection with our CEO transition. This feedback, and the responsive actions taken by the Compensation Committee, are summarized below.

What We Heard...

Severance

The terms of our separation with our former CEO did not appear to clearly support the payment of a severance package.

CEO Onboarding Grant

Sufficient information supporting the determination of the value of our CEO's sign-on RSU grant was not provided.

Time-Based Retention Grants

Certain retention grants issued in connection with our CEO transition were time-based.

What We Did

- During fiscal 2019, we implemented, a formal, market-aligned, executive severance plan to provide clarity regarding how various forms of departure from Flex would be treated and clarify that no severance will be paid in connection with an executive's retirement. Ms. Advaithi's offer letter contains specified severance terms.
- In early fiscal year 2021, we examined current market practices with respect to treatment of unvested equity upon various termination events, and formally updated Flex's approach.

- We are providing disclosure of Ms. Advaithi's unvested equity at her prior employer, Eaton Corporation plc., based on Eaton's public filings. See Annex C. This information demonstrates that Flex's $2 million sign-on RSU grant to Ms. Advaithi had a lower value than the time-vested awards she would forfeit, and a much lower value than the total equity she would forfeit in connection with her departure from Eaton Corporation. As information above illustrates, 100% of Ms. Advaithi's sign-on RSU value was a make-whole grant.
- The value of the CEO sign-on RSU grant was intended to make Ms. Advaithi whole for equity grants that she would forfeit in connection with her departure from Eaton Corporation. There was no additional value provided as an inducement award.

- The Compensation Committee acknowledges shareholder feedback regarding fiscal year 2019 one-time pay decisions, and commits to consider such feedback regarding similar decisions in the future.
- No special equity grants were made in fiscal year 2020.

In response to the overall low support level for the say-on-pay advisory vote, the Compensation Committee recommended, and the Board made a number of other shareholder-friendly compensation governance and design changes, as summarized below.

Program Enhancements   # Timing

Peer Group

We updated our peer group to explicitly reflect Flex's market cap.
This update resulted in a group of peers with slightly reduced revenue statistics and significantly reduced market cap statistics.

Fiscal year 2020

Bonus Plan

We reduced maximum bonus payout from 250% to 200% of target.
We moved from a quarterly to annual performance measurement.

Fiscal year 2020 to 2021

Executive Stock Ownership Guidelines

We increased our required stock ownership multiples as follows:
- *CEO: from 4X to 6X*
- *CFO: from 2.5X to 3.5X*
- *Other NEOs: from 1.5X to 2.5X*

Fiscal year 2020

Personal Travel on Company Aircraft

We will not permit our Chief Executive Officer and Chief Financial Officer to use Company aircraft for personal travel.

Fiscal year 2021

Notice & Proxy Statement

Annual Report

Shareholder Info

COVID-19 Related Executive Compensation Reductions

In addition to the actions listed above, at the end of fiscal year 2020, in light of the uncertainty created by the effects of the COVID-19 pandemic and the Company's initiatives to reduce costs, the CEO and the other NEOs proposed and the Compensation Committee and the Board of Directors agreed to the following executive compensation changes:



Compensation Reductions		Effective Period
Target Cash Reductions	*Base salaries for our NEOs were reduced—by 50% for the CEO and by 30% for the other NEOs* *Bonus targets were reduced to zero*	Intended to be in place for the first two quarters of fiscal year 2021, with the option to adjust the effective period as business conditions evolve.

As the COVID-19 pandemic's impact on our business evolves, the Compensation Committee and the Board will continue to evaluate our executive compensation program to ensure it fulfills the key objectives of our executive compensation philosophy and that it serves the best interests of our Company and our shareholders.

Fiscal Year 2020 Executive Compensation Summary

Our executive compensation program is structured to be competitive and allow us to attract and retain a high caliber leadership team. Further, it is intended to provide direct alignment between pay and performance. The illustrations below show how we allocated the key elements of our direct executive compensation program for fiscal year 2020, where the majority of pay is performance-based and over 80% is at risk.



FY2020 Target Total Direct Compensation[1]

Ms. Advaithi (CEO)
89%
At-Risk
11%
17%
36%
36%
53%
Performance-Based
Other NEOs
82%
At-Risk
18%
20%
31%
31%
51%
Performance-Based
Base Salary
Annual Cash Incentive
PSUs
RSUs

(1) Performance-based long-term incentives are shown at face value (the target number of shares awarded multiplied by the closing stock price on the grant date).

Compensation Element	Description
Base salary	In fiscal year 2020, only one NEO received a salary increase of 1.4%.
Short-Term Incentive Vehicles & Weights Corporate: 20% Revenue; 30% Adj. OP Growth; 25% Adj. EPS; 25% Adj. FCF Business Unit NEOs: 20% BU Rev/N.B.W.; 30% BU OP Growth; 25% BU EPS; 25% BU FCF Proforma	Corporate executives are measured entirely on Flex financial objectives. For fiscal year 2020, 100% of the award opportunity was measured against annual outcomes. Business Unit NEOs are measured on direct business unit results across related metrics (Business Unit (BU) Revenue Growth / New Business Wins, BU OP $ Growth, BU EPS, BU FCF Pro forma). For fiscal year 2020, revenue weighting was reduced to 20% (from 25% in 2019) to provide greater emphasis on profitability. At the same time, the Operating Profit weighing increased from 25% to 30%. For fiscal year 2020, we replaced the ROIC metric with adjusted FCF based on shareholder feedback regarding importance of adjusted FCF as a key strategic metric for value creation.
Long-Term Incentive Vehicles & Weights 50% Relative TSR PSUs 50% Service-Based RSUs	50% are PSUs that are eligible to be earned based on Flex's TSR versus that of the S&P 500 over a 3-year period. 50% are RSUs that vest equally over a four-year period.
Deferred Compensation	Flex also provides long-term cash incentives under our Deferred Compensation Plan, with a target value equal to 30% of salary for each NEO with 50% of actual funding linked to corporate bonus payout results.

Compensation Philosophy

Flex's compensation philosophy is that pay should be meaningfully aligned to performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance objectives and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking, and maintaining an appropriate cost structure. We actively manage our pay-for-performance philosophy as described below.

Element	Overview
Base salaries and target cash compensation	• We regularly benchmark pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for our NEOs to manage fixed costs and emphasize paying for performance.
Substantial emphasis on at-risk compensation	• Programs are designed to link pay delivery to the achievement of pre-determined performance goals that directly correlate to enhanced shareholder value. • 89% of Ms. Advaithi's fiscal year 2020 target total direct compensation was at-risk and 81% to 84% of our other non-CEO NEOs target total direct compensation was at-risk. • 100% of at-risk compensation is based on achievement of core financial metrics or is subject to market risk based on absolute or rTSR performance. All incentive outcomes were based on a formulaic calculation of results against pre-determined, financial or stock price based, performance targets. • The Board, or the Compensation Committee if so delegated by the Board, maintains the authority to adjust annual incentive bonus payouts if such payouts do not align with the Company's overall performance.
Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, we believe that shareholder value is built over the long term. • For Ms. Advaithi's fiscal year 2020 target total direct compensation, 72% was in the form of long-term incentives, half of which are linked to achievement of long-term TSR performance versus the S&P 500. On average, 62% of target total direct compensation for our other NEOs was in the form of long-term incentives, half of which are tied to achievement of long-term TSR performance versus the S&P 500. • We emphasize the NEOs' alignment with our shareholders' long-term interests by enforcing rigorous, and recently increased, share ownership guidelines for our executives.

Our compensation program is also highly responsive to changes in our operating and stock price performance, as illustrated below, with respect to our CEO's total direct compensation (salary, bonus, and equity incentives).



Illustrative Assumptions	Bonus & PSU Payouts	Stock Price ($)
Low Performance Scenario	50% of Target	5.76 (Grant Price – 40%)
High Performance Scenario	150% of Target	13.44 (Grant Price + 40%)

Compensation-Setting Process and Decisions for Fiscal Year 2020

Alignment with Compensation and Corporate Governance Best Practices

The Compensation Committee regularly reviews our compensation programs, peer company data, and best practices in the executive compensation area. We have adopted corporate governance and compensation practices and policies that our Compensation Committee, along with our Board, believes help to advance our compensation goals and philosophy, including those shown below.

What We Do

- Our Compensation Committee is composed entirely of independent members with a robust review process.

- We use a pay-for-performance executive compensation model that focuses primarily on corporate performance with a significant portion of executive compensation at-risk and long-term.

- We maintain a clawback policy to recoup compensation paid to an executive officer in the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement.

- Our Compensation Committee retains an independent compensation advisor.

- We conduct regular shareholder outreach and consider shareholder advisory votes and views in determining executive compensation strategies.

- We maintain robust share ownership guidelines for NEOs and Directors.

- We prohibit "share recycling" and options/SAR repricing (including cash buyouts) under our 2017 Plan.

What We Don't Do

- We do not enter into NEO employment agreements.

- We do not allow hedging or short sales of Company equity, and we do not permit pledging of Company equity as collateral for loans.

- We do not provide excise tax gross-ups with respect to compensation awarded following change of control events.

- We do not have single trigger accelerated vesting of equity awards upon a change in control.

- We do not maintain a supplemental executive retirement plan.

- We do not provide excessive or non-customary executive perquisites.

- We do not pay dividends or dividend equivalents on our unvested equity awards.

Compensation Committee

The Compensation Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer and all other NEOs. The Compensation Committee also oversees management's decisions concerning the compensation of other Company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs. Our Compensation Committee also reviews the Company's talent assessment and succession planning.

The Compensation Committee regularly assesses our compensation programs to ensure they are appropriately aligned with our business strategy and are achieving their objectives. The Compensation Committee also reviews market trends and changes in competitive pay practices. Based on its review and assessment, the Compensation Committee regularly approves changes in our compensation programs or recommends such changes to our Board.

Independent Consultants and Advisors

The Compensation Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting, and other advisors. In the first half of fiscal year 2020, the Compensation Committee engaged Mercer as its independent adviser for certain executive compensation matters. During 2019, the Compensation Committee retained FW Cook as its independent compensation consultant to replace Mercer.

In fiscal 2020 Mercer and FW Cook furnished the Compensation Committee with reports on the following topics: peer group composition, compensation data and analysis relating to the compensation of our NEOs, short and long-term compensation program design, compensation program risk assessment, annual share utilization and shareowner dilution levels resulting from equity plans, and executive share ownership and retention values.

Mercer's fees in connection with providing consulting services with respect to the compensation of our executive officers and non-employee directors in fiscal year 2020 were approximately $328,500. Additionally, during our 2020 fiscal year, Marsh & McLennan Companies, Inc. (the parent company of Mercer) and its affiliates, which we refer to collectively as MMC, were retained by the Company to provide other services unrelated to executive and director compensation matters. These services included various consulting and business services, and our Compensation Committee did not review or approve such other services provided by MMC, as those services were approved by management in the ordinary course of business. The

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aggregate fees paid for those other services in fiscal year 2020 were approximately $945,000. The Compensation Committee has determined that the provision by MMC of services unrelated to executive and director compensation matters in fiscal year 2020 was compatible with maintaining Mercer's objectivity in its role as compensation consultant to the Compensation Committee, and that the consulting advice received from Mercer was not influenced by MMC's other relationships with the Company.

FW Cook informed the Compensation Committee, and the Committee agreed, that there are no personal or business relationships between the FW Cook's employees and any member of the Compensation Committee or an NEO beyond the Flex relationship. Based on the above and other factors, including the factors set forth under Rule 10C-1 under the Securities Exchange Act of 1934, as amended (referred to in this proxy statement as the Exchange Act), the Compensation Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently representing the Compensation Committee. Outside of engaging on executive and Board member compensation and related matters, FW Cook does not provide any other services to the Company.

Role of Executive Officers in Compensation Decisions

The Compensation Committee meets with our Chief Executive Officer and other executives to obtain recommendations with respect to the structure of our compensation programs. The CEO and certain other executives also assess the performance of other individual executives and make recommendations regarding their compensation. Decisions related to the compensation of the CEO (including recommendations to the Board regarding the same) are made independently by the Compensation Committee, without recommendations from management. In addition, our CEO and other executives develop recommendations for performance measures and target payout opportunities under our incentive bonus plan based on management's business forecast—both at the Company and business unit levels. These recommendations are approved by the Compensation Committee as well as by our Board when appropriate.

Competitive Positioning

On an annual basis, relying upon data provided by our independent compensation consultant, the Compensation Committee undertakes a review of the compensation peers that we use to provide insight into market competitive pay programs, levels and practices. In March 2019, Mercer presented, and the Compensation Committee approved, 17 companies that are comparable to Flex as our compensation peers for fiscal year 2020 considering the following criteria:



Peer Group Criteria & Rationale

Public Company — Ensures market data availability.

United States Headquarters — Ensures labor market overlap.

Manufacturing with a Technology Focus — Ensures alignment with industry practice.

Revenue — Ensures alignment with business size and complexity.

Our peer group for fiscal year 2020 compensation decisions consisted of the following companies:

Arrow Electronics, Inc.	Raytheon Company	Honeywell International Inc.
Avnet, Inc.	TE Connectivity Ltd.	Jabil, Inc.
Eaton Corporation plc	Xerox Corporation	Northrop Grumman Corporation
General Dynamics Corporation	Applied Materials, Inc.	Seagate Technology Plc
Illinois Tool Works Inc.	Danaher Corporation	Western Digital Corporation
Johnson Controls International plc	Emerson Electric Co.	



In addition to our peer group companies, the Compensation Committee reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex's compensation programs in the context of general compensation practices.

Fiscal Year 2020 Executive Compensation

Base Salary

The following table sets forth the base salaries of our NEOs as of the end of fiscal year 2020. Except for a slight merit-based increase in the base salary of the CFO, there were no increases from fiscal year 2019.

Name and Title	Annualized Base Salary for Fiscal Year 2019 ($)	Annualized Base Salary for Fiscal Year 2020 ($)	Percentage Increase
Revathi Advaithi Chief Executive Officer	1,150,000	1,150,000	0%
Christopher Collier Chief Financial Officer	700,000	710,000	1.4%
Francois P. Barbier President, Global Operations and Components	710,000	710,000	0%
Douglas Britt President, Flex Integrated Solutions	710,000	710,000	0%
Paul Humphries, President, High Reliability Solutions	710,000	710,000	0%

The Compensation Committee typically reviews base salaries every year and makes recommendations to the Board of Directors regarding adjusting or maintaining salary levels to reflect competitive market data, individual performance, and promotions or changes in responsibilities. At the end of fiscal year 2020, in light of the uncertainty created by the effects of the COVID-19 pandemic, and the Company's initiatives to reduce costs, the CEO and the other NEOs proposed and the Compensation Committee and the Board of Directors approved the reductions of base salaries for our NEOs – by 50% for the CEO and by 30% for the other NEOs during the first two quarters of fiscal year 2021.

Incentive Bonus Plan

Our annual incentive payouts are based entirely on achievement of financial performance objectives for the following performance metrics:

Performance Metrics – Corporate Level for Corporate Executives:

- Revenue growth (20%);
- Adjusted operating profit (30%);
- Adjusted EPS (25%); and
- Adjusted FCF (25%).

Metrics for President, Reliability Solutions and President, Agility Solutions are measured at the segment (business unit) level.

In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics and targets, which are reviewed and are subject to adjustment by the Compensation Committee. Performance metrics and payout levels are determined based on management's business forecasts—both at the Company and business unit levels—as reviewed and approved by the Compensation Committee and, susbsequently, the Board. Maximum payout levels were tied to "stretch" levels of performance.

The following table summarizes the key features of our fiscal year 2020 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key Company and business unit financial metrics for the fiscal year	• Aligns executive incentives with performance • Rewards achievement of annual objectives
Performance measures	• Revenue growth, adjusted operating profit, adjusted EPS and adjusted FCF at the Company and business unit level • Weightings for these metrics are fixed, and measured at the corporate level for corporate executives and at the business unit level for business unit executives	• Emphasizes pay-for-performance by linking individual compensation to performance on metrics that are key drivers of shareholder value • Promotes accountability by tying payout to achievement of minimum performance threshold
Bonus payments	• Based entirely on achievement of financial performance objectives, with no individual performance component • Target bonus opportunities set at percentage of base salary, based on executive's level of responsibility • Annual bonuses range from 0% of target to a maximum of 250% of target (200% for fiscal year 2021) • No payout awarded for any measure where threshold performance is not achieved • The Board, or the Compensation Committee if so delegated by the Board, has the authority to adjust bonus payouts if appropriate in the context of the Company's overall performance.	• Reflects the Company's emphasis on pay-for-performance by linking individual compensation to financial performance • Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures (adjusted operating profit, adjusted EPS and adjusted FCF) for our incentive bonus plan in fiscal year 2020. We used adjusted measures to eliminate the distorting effect of certain unusual income or expense items. The adjusted performance measures are consistent with those used in our quarterly earnings releases. The adjustments were intended to:

- align award payout opportunities with the underlying growth of our business; and
- avoid mis-alignment in outcomes based on unusual items.

In calculating non-GAAP financial measures, we excluded certain items to facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such items are not, in the Compensation Committee's view, related to the Company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the Company's operating performance, for calculating return on investment, and for benchmarking performance against competitors. For fiscal year 2020, non-GAAP adjustments consisted of excluding after-tax stock-based compensation expense, amortization of intangible, customer related assets impairments, restructuring charges, the new revenue standard adoption impact, legal and other, interest and other, net and other charges (income), net. All adjustments are subject to approval by the Compensation Committee to ensure that payout levels are consistent with performance. See Annex B to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Target Incentive Awards

Fiscal year 2020 bonus targets for the NEOs as a percent of base salary were not increased from fiscal year 2019 and are shown below.

Name and Title	Fiscal year 2020 Target Bonus (% of Salary)	Fiscal year 2020 Target ($)
Revathi Advaithi 　Chief Executive Officer	150%	1,725,000
Christopher Collier 　Chief Financial Officer	110%	781,000
Francois P. Barbier 　President, Global Operations and Components	110%	781,000
Douglas Britt 　President, Flex Agility Solutions	110%	781,000
Paul Humphries, 　President, Reliability Solutions	110%	781,000

The following table sets forth the payout opportunities that were available for Ms. Advaithi and Messrs. Collier, and Barbier based on different levels of corporate performance. Bonuses for Messrs. Britt and Humphries were based on the results of their respective business units.

No payout is made if the threshold performance level is not achieved. Achievement of payouts at the maximum level for the annual bonus would require sustained strong performance over the course of a full year; these targets are considered rigorous and were validated within the context of analyst expectations.

Incentive Payouts for CEO, CFO, and President, Global Operations and Components

Performance targets are determined based on Board approved financial plans—both at the Company and business unit levels. Maximum payout levels were tied to "stretch" levels of performance.

FY 20 Short-Term Incentive Plan (Annual)

		Payout (% of Target)				Actual Performance ($)	Actual Payout (% of Target)
	Weight	0%	50%	100%	150%		
Revenue ($000s)	20%		$25,821	$27,294	$27,867	24,210	0%
Adjusted OP ($000s)	30%		$904	$987	$1,018	898	0%
Adjusted EPS	25%		$1.21	$1.30	$1.35	1.23	65%
Adjusted FCF ($000s)	25%		$200	$550	$750	672	131%

● Actual Payout Based on Performance

For fiscal year 2020, the Company's performance was below the targeted amounts for all metrics, except Adjusted FCF, which was above target, resulting in aggregate payouts of 48.9% of target.

Incentive Payouts for Business Unit Presidents

We treat the business unit performance measures as confidential. In fiscal year 2020, the businesses that Mr. Humphries led performed below target, resulting in a fiscal year 2020 payout at 22.7% of target.

Mr. Britt resigned from his position with the Company prior to the payout of fiscal year 2020 bonuses. Under the terms of our bonus plan, due to the timing of his resignation, Mr. Britt was not eligible for payment of a fiscal year 2020 bonus.

Compensation Discussion and Analysis
Fiscal Year 2020 Executive Compensation

Final Incentive Awards for the NEOs

The bonus payout levels for all of our NEOs were as follows:

Name	Fiscal Year 2020 Annual Incentive Bonus Target (Potential Bonus as a percentage of Base Salary)	Fiscal Year 2020 Annual Incentive Actual Bonus ($)	Fiscal Year 2020 Actual Annual Incentive Bonus as a Percentage of Target Bonus
Ms. Advaithi	150%	843,698	48.9%
Mr. Collier	110%	381,987	48.9%
Mr. Barbier	110%	381,987	48.9%
Mr. Humphries	110%	177,459	22.7%

Note: Mr. Britt resigned from his position with the Company prior to the payout of fiscal year 2020 bonuses. Under the terms of our bonus plan, due to the timing of his resignation, Mr. Britt was not eligible for payment of a fiscal year 2020 bonus.

Long-Term Share-Based Incentive Compensation

In fiscal year 2020, the Board, upon the recommendation of the Compensation Committee, granted share-based long-term incentives to our senior executives as an incentive to maximize the Company's long-term performance and drive shareholder value creation. These long-term incentives are designed to align the interests of the NEOs with those of our shareholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner, with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested shares are forfeited if an executive voluntarily leaves the Company.

Restricted Share Unit Awards (RSUs)

Fifty percent of our NEOs' share-based long-term incentives is in the form of RSUs. These service-based RSUs vest in four equal installments on each anniversary of the grant date, subject to continued employment. Payouts are made in shares, so the value of an RSU award goes up or down based on share price performance from the beginning of the grant, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the executive has no ownership rights in our shares.

Performance Share Units (PSUs)

The other fifty percent of our NEOs' share-based long-term incentives (based on target grant date fair value) is in the form of PSUs that are eligible to be earned based upon Flex's rTSR performance versus the S&P 500 over a three-year period. (The actual grant value mix may deviate somewhat from this 50/50 RSU/PSU split due to fluctuations in the Monte Carlo valuations for the TSR-based PSUs.) The Compensation Committee believes this allocation between RSUs and PSUs promotes retention, serves to link long-term compensation to the Company's long-term performance and shareholder outcomes, and limits the dilutive effect of equity awards.

The PSU awards granted in fiscal year 2020 will be earned based upon Flex's percentile rank of TSR over a three-year period compared to the S&P 500 constituents. The number of shares earned is dependent on the percentile rank achieved, as shown below.



Note: Straight-line interpolation is used to determine shares earned when results are between targets.

58 flex 2020 Proxy Statement

Grants During Fiscal Year 2020

The Compensation Committee and the Board considered the following factors when determining the value of 2020 NEO equity awards:

- Peer group compensation data for similarly situated executives;
- Future potential to contribute to the Company's growth, potential to grow in current role and expand scope of responsibility and contribution over time; and
- Peer group data on annual share usage and overall shareholder dilution.

Long-Term Incentive Awards

The table below summarizes the approved PSUs and service-based RSUs awards granted to our NEOs in fiscal year 2020.

The amount of the award to Ms. Advaithi was delineated within the terms of her offer of employment.

Executive Officer	Target TSR-Based PSUs (Shares)	Service-Based RSUs (Shares)	Target Total Equity Award Value ($)
Revathi Advaithi	390,625	390,625	7,500,000
Christopher Collier	146,692	146,693	2,816,496
Francois P. Barbier	113,747	113,747	2,183,942
Douglas Britt	113,747	113,747	2,183,942
Paul Humphries	113,747	113,747	2,183,942

The target award values shown above vary from the values shown in the Summary Compensation Table, because the accounting cost of our PSUs is based on a Monte Carlo valuation. The intended award value was calculated as the target number of shares multiplied by the share price at grant. The actual value to be earned will depend on Flex's multi-year TSR performance versus the S&P 500.

Payouts of Prior PSUs and FCF LTIP

The performance period for the TSR-based PSUs granted in fiscal year 2017 ended in fiscal 2020. The fiscal year 2017 rTSR PSU grants measured our TSR versus the constituents of the S&P 500 from June 14, 2016 (the grant date) through June 14, 2019 (the performance period end), using a trailing 90-day average trading price for both the beginning and the end of the performance period. Our rTSR achievement of -15.6% over the performance period was below the 30th percentile level and resulted in a payout of 0% of target.

The performance cycle for Flex's FCF long-term cash incentive awards granted in fiscal year 2018 ended on March 31, 2020. Flex's cumulative adjusted FCF over the three-year performance period was $911 million, which was below the threshold performance level, resulting in a payment of 0% of target.

Administration of Equity Award Grants

As a matter of good corporate governance, equity awards are not timed in relation to the release of material information.

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Benefits

Deferred Compensation Awards

Each of the NEOs participates in a deferred compensation plan (2010 Deferred Compensation Plan) which is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The key terms of this program are summarized below:

Deferred Compensation Plan Design Element	Description

Annual Targeted Amount	• Target amount is 30% of each participant's base salary
	• Maximum amount is 37.5% of each participant's base salary, if the performance-based portion is funded at maximum
	  • Subject to approval of Compensation Committee
	  • Subject to offsets for non-U.S. executives' pension and other benefits

Funding Basis	• 50% of the targeted funding (15% of salary at target) is based on the corporate funding level of the annual corporate bonus plan • 50% of the targeted funding (15% of salary) is not tied to performance
Vesting Schedule	• Flex's contributions, together with earnings on those contributions, will vest in full after four years, provided that the participant remains employed by the Company
Investment of Balances	• Deferred balances in a participant's account are deemed to be invested in hypothetical investments designated by the participant • The appreciation, if any, in the account balances is due solely to the performance of these underlying investments
Distribution Options	• Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years • Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years

The deferred account balances are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other general obligations.

Initial Company contributions are 50% of base salary and are not tied to Company performance. Thereafter, annual Company contributions are equal to 30% at target (37.5% at maximum) of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits). Ms. Advaithi's initial contribution for fiscal year 2020 was established in connection with her hiring package. Mr. Barbier receives Company contributions to his French pension in lieu of deferred compensation contributions.

The Company may make an additional discretionary matching contribution in connection with voluntary deferrals to reflect limitations on our matching contributions under our 401(k) plan.

Company Deferred Compensation Awards for Fiscal 2020

For fiscal year 2020, Messrs. Britt, Collier, and Humphries each received deferred cash awards with a value that averaged about 26.2% of their respective 2019 base salaries. Ms. Advaithi did not receive deferred cash awards in fiscal year 2020. In connection with her appointment as CEO, Ms. Advaithi was credited with a one-time funding payment of $2,000,000 in fiscal year 2019 under the 2010 Deferred Compensation Plan, which will cliff vest on the third anniversary of her employment commencement date, provided Ms. Advaithi remains employed by the Company. This amount is intended to cover values that she relinquished when departing from her previous employer to join the Company.

Voluntary Contributions

Under the 2010 Deferred Compensation Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

Additional Information

For additional information about the NEOs' contributions to their respective deferral accounts, Company contributions to the NEOs' deferral accounts, earnings on the NEOs' deferral accounts, withdrawals from the NEOs' deferral accounts, and deferral account balances as of the end of fiscal year 2020, see the section entitled *"Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2020."*

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the NEOs. In fiscal year 2020, we paid the premiums on long-term disability insurance for all of our NEOs.

While Company aircraft are generally used for Company business only, under our Policy Regarding Use of Corporate Airplanes effective in fiscal year 2020, our Chief Executive Officer and Chief Financial Officer and their spouses and guests were permitted to use Company aircraft for personal travel if the aircraft were not needed for business purposes at the time. We also provided Ms. Advaithi with access to the Company plane for travel between the location of her former home in Pennsylvania and Flex's headquarters during her transition period into the role of Flex's CEO. While this accommodation was made in order to facilitate rapid on-boarding and accelerate the pace of performance improvement for the Company, IRS and SEC tax and disclosure rules require that we report these as additional benefits provided to Ms. Advaithi. We calculate the incremental cost to the Company for use of the Company aircraft by using an hourly rate for each flight hour. The hourly rate is based on the variable operational costs of each flight, including but not necessarily limited to fuel, maintenance, flight crew travel expense, catering, communications, and fees, which include flight planning, ground handling and landing permits. No gross-ups are provided. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

Commencing in fiscal year 2021, our Chief Executive Officer and Chief Financial Officer and their spouses and guests are not permitted to use Company aircraft for personal travel.

Relocation Assignments

In connection with Ms. Advaithi's commuting and relocation to the Company's headquarters in San Jose, we agreed to reimburse housing expenses of $137,675 and transportation expenses of $29,004. In connection with Mr. Barbier's international assignment to the Company's San Jose facility we agreed to reimburse him for certain relocation expenses including a housing allowance of $6,600 per month and an auto allowance of up to $1,200 per month. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table. For Mr. Barbier, the amount includes $204,018 in tax equalization payments related to his international assignment.

To avoid duplication of benefits, the Company's contributions to the defined contribution schemes mandated under French law on Mr. Barbier's behalf make Mr. Barbier ineligible for Company paid non-qualified deferred compensation contributions (equal to 30% of base salary at target for other NEOs). Had Mr. Barbier been a participant in the Company paid non-qualified deferred compensation program, his target contribution for fiscal year 2020 would have been approximately $213,000.

401(k) Plan; French Defined Contribution Pension Plan

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. We also offer annual discretionary matching contributions based on Company performance and other economic factors as determined at the end of the fiscal year. For fiscal year 2020, we elected not to make a discretionary contribution. We do not provide an excess 401(k) plan for our executive officers.

Mr. Barbier participates in defined contribution pension schemes mandated under French law. For fiscal year 2020, the Company made required contributions aggregating approximately $83,804 (this amount was converted into dollars from Euros based on the average exchange rate for the 2020 fiscal year) consistent with the terms of his international assignment.

Other Benefits

Executive officers are eligible to participate in all of the Company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other U.S. employees, subject to applicable law.

Termination and Change of Control Arrangements

The NEOs are entitled to certain termination and change of control benefits. These benefits are described and quantified under the section entitled *"Executive Compensation—Potential Payments Upon Termination or Change of Control."*

The Compensation Committee has adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan") which covers senior level employees of the Company, including all of the NEOs except the Chief Executive Officer whose severance benefits were defined under a letter agreement entered into in connection with her hiring. Under the Severance Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (each such term as defined in the Severance Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

Severance Plan Termination Benefit	Description
Salary and Benefits Continuation	• Salary and benefits coverage continuation for duration of transition period provided in the Transition Agreement
Bonus Treatment	• Pro-rated portion of annual bonus, based on actual performance through the end of the performance period

Equity Vesting	• Time-vested and performance-based RSUs, PSUs, and deferred compensation awards continue vesting during the transition period
	• Following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period.
	   • Continued vesting is subject to the participant's release of claims and compliance with post-termination covenants under the Transition Agreement
	   • All other unvested awards are forfeited.

During the transition period, participants are required to discharge their transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights of the Company.

Ms. Advaithi's employment may be terminated by Ms. Advaithi or the Company at any time, with or without "cause". Pursuant to the severance benefits defined under the letter agreement entered into with Ms. Advaithi at her hiring, in the event that Ms. Advaithi terminates her employment for "good reason," or is terminated without cause, Ms. Advaithi would be entitled to receive, subject to execution and non-revocation of a standard release of claims, the benefits summarized below:

Termination Benefit	Description
Sign-On Compensation Acceleration	• Acceleration of sign-on equity and deferred compensation contribution
Cash Compensation Continuation	• Two years' continued payment of base salary and two years of her target annual bonus amount
Equity and Deferred Compensation Vesting	• Two years' continued vesting of outstanding equity awards and deferred compensation
Benefits Coverage	• Two years' continued benefits coverage
"Good Reason" Definition	• Material diminution in position, authority, duties or responsibilities; assignment of any duties materially inconsistent with status as an officer • Failure by the Company to obtain the written assumption of the executive severance plan by a successor to the Company • Material reduction in target base salary and target bonus opportunity • Mandatory relocation of 50 miles or more

The following are the termination benefits applicable for all NEOs in the event of a change of control:

Termination Benefit	Description
Deferred Compensation Vesting	• Under our 2010 Deferred Compensation Plan, vesting of initial and annual awards will accelerate • Acceleration triggered only if employment is terminated without cause or by the executive for good reason within two years of the change of control (i.e., "double trigger" accelerated vesting)
Equity Vesting	• Under the terms of our equity incentive plans, unvested awards will automatically accelerate if not assumed or replaced by the acquiror on an economically equivalent basis (double trigger) • Under the terms of our equity plans, the Compensation Committee also has the ability to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period (not to exceed eighteen months) following a change of control

Executive Share Ownership Guidelines

In fiscal year 2020, to more closely align the interests of management with those of our shareholders, our Board of Directors, upon the recommendation of our Nominating and Corporate Governance and Compensation Committees, increased our previous share ownership guidelines for all of our executive officers and direct reports of the Chief Executive Officer. The new ownership guidelines for our NEOs are summarized below:

Ownership Guideline Design Element	Description
Targeted Ownership Value	• CEO – 6x salary (previously 4x) • CFO – 3.5x salary (previously 2.5x) • Other NEOs – 2.5X salary (previously 1.5x)
Forms of Ownership Counted Toward Guideline	• All Ordinary Shares held outright by our executives • Unvested service-based RSUs
Compliance Period	• 5 years for new hired or newly promoted executives • If an executive's stock ownership requirement is increased, a 3 year compliance transition period will be provided to acquire the incremental shares

The Company has determined that the NEOs either are in compliance or are on target to be in compliance with the requirements under the guidelines by the applicable deadline.

Executive Incentive Compensation Recoupment Policy

Our Executive Incentive Compensation Recoupment Policy covers our executive officers and direct reports of our Chief Executive Officer, and applies to bonuses or awards under the Company's short- and long-term incentive plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation that was paid or that vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results that were later restated were considered in granting such awards. The Board may seek recoupment only in cases where the restatement occurs within 36 months of the publication of the audited financial statements that are restated.

Hedging and Pledging Policy

Our insider trading policy prohibits short-selling, trading in options or other derivatives on our shares, and engaging in hedging transactions by all employees (including executive officers) and directors. Our insider trading policy also prohibits using our shares as collateral for margin accounts or pledging our shares as collateral for loans.

Compensation Risk Assessment

With the assistance of FW Cook, the Compensation Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation Committee noted the following features:

- The Company's pay levels are generally aligned with market pay levels (i.e., not so low that management would pursue extreme risk to achieve significantly higher pay, nor so high they have excessive incentives to meet or exceed target payouts).
- The Company's compensation programs utilize best practices designed to mitigate risk, including, but not limited to:
  - Balanced mix of short-term cash and long-term equity pay;
  - Incentive programs that pay out based on a mix of performance metrics over varying time frames;
  - Long-term incentive program that includes both service-based RSUs and performance-based PSUs
  - Incentive programs that have payout caps and reasonable leverage;
  - Share ownership guidelines and anti-hedging/pledging policies that encourage long-term equity ownership;
  - Compensation Committee having the ability to exercise discretion over formulaic incentive plan outcomes; and
  - Board-adopted, incentive compensation recoupment policy.

Executive Compensation

The following table sets forth the fiscal years 2018, 2019 and 2020 compensation for:

- Revathi Advaithi, our chief executive officer;
- Christopher Collier, our chief financial officer; and
- Francois P. Barbier, Douglas Britt, and Paul Humphries.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our NEOs. A detailed description of the plans and programs under which our NEOs received the following compensation can be found in the section entitled *"Compensation Discussion and Analysis"* of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[3]	Bonus ($)[4]	Share Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Revathi Advaithi Chief Executive Officer[1]	2020	1,150,000	—	8,566,406	843,698	—	252,827	10,812,931
	2019	165,865	3,000,000	1,999,995	234,792	—	118,113	5,518,765
Christopher Collier Chief Financial Officer	2020	707,500	283,685	3,216,965	381,987	—	57,681	4,647,818
	2019	700,000	279,966	5,349,008	512,849	90,201	79,222	7,011,246
	2018	700,000	—	2,226,994	1,149,454	215,588	55,083	4,347,119
Francois P. Barbier President, Global Operations and Components	2020	710,000	—	2,494,472	381,987	—	433,362	4,019,821
	2019	710,000	—	5,194,693	520,176	23,717	422,750	6,871,336
	2018	710,000	—	2,058,517	1,149,483	26,032	451,681	4,395,713
Douglas Britt President, Flex Integrated Solutions[2]	2020	710,000	224,214	2,494,472	—	—	9,362	3,438,048
	2019	682,500	216,981	6,694,693	1,016,384	—	12,498	8,623,056
Paul Humphries President, High Reliability Solutions	2020	710,000	278,411	2,494,472	177,459	—	13,528	3,673,870
	2019	710,000	288,532	5,194,693	815,264	66,465	13,476	7,088,430
	2018	710,000	—	2,080,695	1,695,865	170,307	21,583	4,678,450

(1) Ms. Advaithi was appointed Chief Executive Officer effective February 11, 2019, approximately one and a half months before the end of the fiscal year 2019.

(2) Mr. Britt became an NEO of the Company in fiscal year 2019 and resigned from his position of President, Agility Solutions effective April 28, 2020.

(3) Includes amounts contributed by executive to deferred compensation plan and 401(k) savings plan accounts.

(4) This column shows (except with respect to Ms. Advaithi) the unvested portion of deferred compensation accounts that vested during these respective fiscal years. No deferred compensation amounts vested during fiscal year 2018. For additional information about the Company's deferred compensation arrangements, see the section entitled "Compensation Discussion and Analysis—Deferred Compensation Awards" of this proxy statement and the discussion under the section entitled "Nonqualified Deferred Compensation in Fiscal Year 2020" of this proxy statement. The amount shown for Ms. Advaithi for fiscal year 2019 is a sign-on bonus paid upon commencement of employment with Flex, which she is required to repay if, within 18 months of her employment commencement date, either she voluntarily terminates her employment with us (other than for good reason as defined in our Executive Severance Plan) or we terminate her employment for cause (as defined in our Executive Severance Plan).

(5) Share awards consist of service-based RSUs and PSUs. The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be realized by the NEO. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2018, 2019 and 2020, calculated in accordance with FASB ASC Topic 718. The rTSR PSUs included in this column are at the target number of shares as follows for fiscal year 2020: 390,625 PSUs, or $4,816,406 for Ms. Advaithi; 146,692 PSUs, or $1,808,712 for Mr. Collier; 113,747 PSUs, or $1,402,501 for Mr. Barbier; 113,747 PSUs, or $1,402,501 for Mr. Britt; and 113,747 PSUs, or $1,402,501 for Mr. Humphries.

For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020.

(6) The amounts in this column represent incentive cash bonuses earned in fiscal year 2020, For additional information, see the section entitled "*Compensation Discussion and Analysis—Fiscal Year 2020 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(7) The amounts in this column represents the above-market earnings on the vested portions of the nonqualified deferred compensation account of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of the NEOs' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2020 table of this proxy statement for additional information.

(8) The following table provides a breakdown of compensation included in the "All Other Compensation" column for fiscal year 2020:

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)[1]	Medical/ Enhanced Long-Term Disability ($)[2]	Personal Aircraft Usage ($)[3]	Relocation/ Expatriate Assignment Expenses ($)[4]	Tax Reimbursements ($)[5]	Other ($)	Total ($)
Revathi Advaithi	—	2,965	83,183	166,679	—	—	252,827
Christopher Collier	11,152	2,087	44,442	—	—	—	57,681
Francois P. Barbier	83,804	35,943	—	98,036	215,579	—	433,362
Douglas Britt	6,952	2,410	—	—	—	—	9,362
Paul Humphries	11,052	2,476	—	—	—	—	13,528

(1) The amounts in this column represent the Company's regular employer matching contributions to the 401(k) saving plan accounts for Messrs. Collier, Britt, and Humphries. In the case of Mr. Barbier, it represents Company contributions to the mandatory social security programs under applicable French law. Amounts for Mr. Barbier have been converted into dollars from Euros based on the average exchange rate for the 2020 fiscal year.

(2) The amounts in this column represent the Company's contribution to the executive long-term disability program, which provides additional benefits beyond the basic employee long-term disability program. An amount equal to $33,412 represents medical and accidental death and disability premiums paid for Mr. Barbier for his French benefits. The amount was converted into dollars from Euros based on the average exchange rate for the 2020 fiscal year.

(3) The amounts in this column represent the aggregate incremental costs resulting from the personal use of the Company aircraft, which, for Ms. Advaithi, was in support of her relocation. Costs include a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and travel expenses for the flight crew. It excludes non-variable costs that would have been incurred regardless of whether there was any personal use of aircraft.

(4) These amounts represent the costs associated with Ms. Advaithi's and Mr. Barbier's respective relocation and commuting to the Company's San Jose facility. The relocation and commuting amounts for Ms. Advaithi represent housing expenses of $137,675 and transportation expenses of $29,004. The relocation amounts for Mr. Barbier represent housing allowances of $79,200, vehicle allowances of $14,400, and Home Leave Airfare of $4,436.

(5) For Mr. Barbier, the amount includes reimbursement of $204,018 for the incremental taxes due as a result of his relocation to the Company's San Jose facility, $1,180 for taxes dues on tax preparation fees and $10,381 for the payment of Basic Social Security (which amount was converted into dollars from Euros based on the average exchange rate for the 2020 fiscal year). See the section entitled "*Compensation Discussion and Analysis—Benefits—Executive Perquisites*" of this proxy statement.

Grants of Plan-Based Awards in Fiscal Year 2020

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that we granted in our 2020 fiscal year to our NEOs. We did not grant any stock options to our NEOs during our 2020 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Share Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Revathi Advaithi	6/11/2019				97,656	390,625	781,250		4,816,406
	6/11/2019							390,625	3,750,000
		862,500	1,725,000	4,312,500					
Christopher Collier	6/11/2019				36,673	146,692	293,384		1,808,712
	6/11/2019							146,693	1,408,253
		390,500	781,000	1,952,500					
Francois P. Barbier	6/11/2019				28,436	113,747	227,494		1,402,501
	6/11/2019							113,747	1,091,971
		390,500	781,000	1,952,500					
Douglas Britt	6/11/2019				28,436	113,747	227,494		1,402,501
	6/11/2019							113,747	1,091,971
		390,500	781,000	1,952,500					
Paul Humphries	6/11/2019				28,436	113,747	227,494		1,402,501
	6/11/2019							113,747	1,091,971
		390,500	781,000	1,952,500					

(1) These amounts show the range of possible payouts under our cash incentive programs for fiscal year 2020. The amounts correspond to the range of possible payouts under the incentive bonus plan. The maximum payment represents 250% of the target payment. The threshold payment represents 50% of target payout levels. For the annual incentive bonus plan, the amounts actually earned for fiscal year 2020 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled "*Compensation Discussion and Analysis—Fiscal Year 2020 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(2) These rows show the range of estimated future vesting of TSR PSUs granted in fiscal year 2020 under our 2017 Plan. The TSR PSUs cliff vest after three years, with vesting based on the percentile rank of the Company's TSR relative to the return of the S&P 500 Index. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for each NEO represents 25% of target payout levels. For additional information, see the section entitled "*Compensation Discussion and Analysis—Fiscal Year 2020 Executive Compensation—Long-Term Share- Based Incentive Compensation*" of this proxy statement.

(3) Shows the number of service-based RSUs granted June 11, 2019 under our 2017 Plan. For each NEO, the RSUs vest in four annual installments at a rate of 25% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section entitled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation—Grants During Fiscal Year 2020*" of this proxy statement.

(4) This column shows the grant date fair value of service-based RSUs and TSR PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2020. The grant date fair value is the amount that we will expense in our financial statements over the awards' vesting schedule. For service-based RSUs, the grant date fair value is the closing price of our Ordinary Shares on the grant date. For TSR PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2020. The table shows information about: (i) service-based RSUs and (ii) PSUs.

The market value of the share awards is based on the closing price of our Ordinary Shares as of March 31, 2020, which was $8.38. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at either threshold, or target, depending on performance through March 31, 2020. For additional information on our equity incentive programs, see the section entitled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

	Share Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Revathi Advaithi	130,208[3]	1,091,143	—	—
	390,625[3]	3,273,438	390,625[8]	3,273,438
Christopher Collier	24,214[4]	202,913	—	—
	42,075[4]	352,589	10,519[9]	—
	61,730[4]	517,297	20,577[9]	—
	—	—	29,727[10]	249,112
	242,718[4]	2,033,977	—	—
	146,693[4]	1,229,287	146,692[8]	1,229,279
Francois P. Barbier	23,455[5]	196,553	—	—
	38,892[5]	325,915	9,723[9]	—
	57,675[5]	483,317	19,225[9]	—
	—	—	29,727[10]	249,112
	242,718[5]	2,033,977	—	—
	113,747[5]	953,200	113,747[8]	953,200
Douglas Britt	19,501[6]	163,418	—	—
	33,660[6]	282,071	8,415[9]	—
	57,675[6]	483,317	19,225[9]	—
	—	—	29,727[10]	249,112
	388,349[6]	3,254,365	—	—
	113,747[6]	953,200	113,747[8]	953,200
Paul Humphries	23,860[7]	199,947	—	—
	39,311[7]	329,426	9,828[9]	—
	57,675[7]	483,317	19,225[9]	—
	—	—	29,727[10]	249,112
	242,718[7]	2,033,977	—	—
	113,747[7]	953,200	113,747[8]	953,200

(1) This column includes rTSR PSUs granted in fiscal years 2018, 2019 and 2020 under our 2010 Equity Incentive Plan (the 2010 Plan) and 2017 Plan, and also stock price-based PSUs under our 2017 Plan. Vesting of the rTSR PSUs granted in fiscal years 2018, 2019 and 2020 is based on the Company's TSR relative to the return of the S&P 500 Index. Vesting for the stock-priced PSUs is based on achieving certain stock price conditions.

(2) The projected payouts for rTSR PSUs for the 2017-2020 and 2018-2021 cycles are shown at threshold. The projected payouts for the rTSR PSUs for the 2019-2022 cycle and the stock-price based PSUs are reported at target.

(3) 130,208 shares vest at a rate of 65,104 shares per year for two years, with the first vesting date on February 11, 2021; and 390,625 shares vest at a rate of 97,656 shares per year for four years, with the first vesting date on June 11, 2020.

(4) 24,214 shares vest on June 14, 2020; 42,075 shares vest at a rate of 21,037 shares per year for two years, with the first vesting date on June 29, 2020; 61,730 shares vest at a rate of 20,576 shares per year for three years, with the first vesting date on June 19, 2020; 146,693 shares vest at a rate of 36,673 shares per year for four years, with the first vesting date on June 11, 2020; and 242,718 shares will vest in full on March 5, 2021.

(5) 23,455 shares vest on June 14, 2020; 38,892 shares vest at a rate of 19,446 shares per year for two years, with the first vesting date on June 29, 2020; 57,675 shares vest at a rate of 19,225 shares per year for three years, with the first vesting date on June 19, 2020; 113,747 shares vest at a rate of 28,436 shares per year for four years, with the first vesting date on June 11, 2020; and 242,718 shares will vest in full on March 5, 2021.

(6) 19,501 shares vest on June 14, 2020; 33,660 shares vest at a rate of 16,830 shares per year for two years, with the first vesting date on June 29, 2020; 57,675 shares vest at a rate of 19,225 shares per year for three years, with the first vesting date on June 19, 2020; 113,747 shares vest at a rate of 28,436 shares per year for four years, with the first vesting date on June 11, 2020; and 388,349 shares will vest in full on March 5, 2021. Mr. Britt voluntarily terminated from the Company on April 28, 2020, and the unvested shares were forfeited upon his termination date.

(7) 23,860 shares vest on June 14, 2020; 39,311 shares vest at a rate of 19,655 shares per year for two years, with the first vesting date on June 29, 2020; 57,675 shares vest at a rate of 19,225 shares per year for three years, with the first vesting date on June 19, 2020; 113,747 shares vest at a rate of 28,436 shares per year for four years, with the first vesting date on June 11, 2020; and 242,718 shares will vest in full on March 5, 2021.

(8) Shares vest on June 11, 2022 assuming a target payout.

(9) Shares granted in fiscal year 2018 (to vest on June 29, 2020) and fiscal year 2019 (to vest on June 19, 2021) are reported at the minimum threshold of 25%.

(10) Target shares to vest by December 7, 2021 assuming certain stock price conditions are achieved.

Shares Vested in Fiscal Year 2020

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of RSUs and PSUs during fiscal year 2020 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2020 and the NEOs do not hold any unexercised options.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Revathi Advaithi	65,104	872,719
Christopher Collier	121,380	1,263,274
Francois P. Barbier	117,129	1,222,942
Douglas Britt	105,942	1,117,086
Paul Humphries	117,743	1,228,645

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs determined by multiplying the number of Ordinary Shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2020

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2020

Each of our NEOs participates in our 2010 Deferred Compensation Plan, except for Mr. Barbier, who no longer participates in this plan. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal year 2011, we replaced our existing deferred compensation plans with the 2010 Deferred Compensation Plan. Under the 2010 plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The Company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may also make annual contributions, in amounts up to 37.5% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in our long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Compensation Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Notice & Proxy Statement

Annual Report

Shareholder Info

Under each of our deferred compensation plans, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in deferred compensation plans are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of the NEOs and their vesting terms, including vesting upon the executive's termination or a change of control of the Company, see the sections entitled "*Compensation Discussion and Analysis—Fiscal Year 2020 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation— Potential Payments Upon Termination or Change of Control*" below.

The following table presents information for fiscal year 2020 about: (i) contributions to the NEOs deferred compensation plan accounts by the executive; (ii) contributions to the NEOs' deferred compensation plan accounts by the Company; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2020, Messrs. Britt, Collier and Humphries each received deferred compensation awards that averaged approximately 26.2% of their 2019 respective base salaries. Ms. Advaithi's $2,000,000 contribution was made pursuant to her offer letter dated February 11, 2019.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)[4]
Revathi Advaithi	—	2,000,000	20,081	—	2,020,081
Christopher Collier	71,951	183,488	(278,404)	541,333	3,660,578
Francois P. Barbier[5]	—	—	(16,234)	—	977,276
Douglas Britt	—	186,109	23,035	283,744	689,131
Paul Humphries	340,493	186,109	(403,124)	322,363	4,810,642

(1) Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" and "Bonus" columns, as applicable.

(2) These amounts represent contributions under the 2010 deferred compensation plan. These awards cliff vest after four years, except for Ms. Advaithi, whose award cliff vests after three years from the commencement of her employment with Flex. None of these awards have vested under this plan as of March 31, 2020. These amounts, including any earnings or losses thereon, will be reported under the "Bonus" column of the Summary Compensation Table upon vesting in future years if the executive continues to be an NEO. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or change of control of the Company, see the sections entitled "*Compensation Discussion and Analysis—Fiscal Year 2020 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation—Potential Payments Upon Termination or Change of Control.*"

(3) Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the "Bonus" column in the Summary Compensation Table.

(4) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years as follows: Christopher Collier—$2,336,364; Francois P. Barbier—$1,090,158; Douglas Britt—$224,214; and Paul Humphries—$1,530,415. The amounts in this column include the following unvested balances related to the respective 2010 deferred compensation plan account of the NEOs: Revathi Advaithi—$2,020,081; Christopher Collier—$681,258; Douglas Britt—$436,803; and Paul Humphries—$478,345.

(5) Mr. Barbier does not participate in the 2010 Deferred Compensation Plan. The information in the table reflects earnings on the account balance of his senior management plan account.

Potential Payments Upon Termination or Change of Control

As described in the section entitled "*Compensation Discussion and Analysis*" of this proxy statement, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under our Executive Severance Plan, the 2010 Deferred Compensation Plan and under our equity incentive plans. Additionally, severance benefits for Ms. Advaithi were included in her employment offer letter.

Notice & Proxy Statement

Annual Report

Shareholder Info

Acceleration of Vesting of Deferred Compensation

If the employment of any participant in the 2010 Deferred Compensation Plan is involuntarily terminated by the Company without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Compensation Plan), the entire unvested portion of the deferred compensation account of the NEO will vest.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each NEO as of March 31, 2020 is listed above in the Outstanding Equity Awards at 2020 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2020 were granted under the 2010 Plan and 2017 Plan which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change of control of the Company. The terms of these benefits are described below.

Treatment of Certain Awards Upon Retirement

Subject to any waiver by the Compensation Committee, all unvested RSU awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the Company for any reason. However, certain award agreements for TSR PSUs granted under our 2010 Plan and 2017 Plan provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of sixty (60) years and completed at least ten (10) years of service as an employee of the Company), then the award will not terminate and a pro-rata number of shares subject to the award shall be issued to the participant upon the vesting of the award agreement pursuant to the original performance criteria. At the current time, Messrs. Barbier and Humphries are the only NEOs that satisfy the retirement criteria.

Double-Trigger Vesting Upon a Change of Control

Our equity incentive plans are "double trigger" plans, meaning that unvested RSU awards vest immediately only if (i) there is a change of control of the Company and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Compensation Committee as described below, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control.

Under the terms of the 2010 Plan and the 2017 Plan (together, the "Plans"), unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the Plans) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Plans are assumed or continued after a change of control, the Compensation Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Compensation Committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

2019 Executive Severance Plan

On January 17, 2019, the Compensation Committee adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan"). The Severance Plan covers senior level employees of the Company, including the Company's Chief Financial Officer and other NEOs, but not including the Company's Chief Executive Officer. Under the Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (each such term as defined in the Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

- continuation of base salary and benefits coverage during the transition period provided in the Transition Agreement and pro rata payment of annual bonus;
- continued vesting of RSUs, PSUs and deferred compensation awards during the transition period; and
- following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period.

During the transition period, the participant will be required to discharge his or her transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights of the Company.

There are no tax gross-ups in the severance plan.

CEO Severance Benefits

Pursuant to the terms of the CEO offer letter, dated February 11, 2019, in the event of a termination of employment by the Company without "cause" or by the CEO for "good reason" (each such term as defined in the Severance Plan), the CEO will receive the following benefits:

- continuation of base salary, target bonus and benefits coverage for 24 months;
- 2 years continued vesting on outstanding RSUs, PSUs, and deferred compensation awards; and
- subject to execution of a release agreement, accelerated vesting and immediate payment of sign-on compensation (cash bonus, deferred compensation contribution, and sign-on equity RSU award).

Potential Payments Upon Termination or Change of Control as of March 31, 2020

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a termination of employment and (ii) the accelerated vesting of restricted and performance share unit awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination without cause or voluntary termination for good reason under the Company's Severance Plan or (iv) retirement. Mr. Britt voluntarily terminated from the Company on April 28, 2020 and under the terms of applicable plans was not eligible for any termination benefits.

Calculations for this table assume that the triggering event took place on March 31, 2020, the last business day of our 2020 fiscal year, and are based on the price per share of our Ordinary Shares on such date, which was $8.38. The following table does not include potential payouts under our NEOs' nonqualified deferred compensation plans relating to vested benefits.

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award[1] ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason[2] ($)	Retirement[3] ($)
Revathi Advaithi				
Base Salary Continuation[4]	2,300,000	—	2,300,000	—
Benefits Continuation[4]	43,228	—	43,228	—
Bonus Payments[4]	3,450,000	—	3,450,000	—
Vesting of Deferred Compensation[4][5]	2,020,081	—	2,020,081	—
Vesting of Service-based RSUs[4]	2,727,858	4,364,581	2,727,858	—
Vesting of Performance-based RSUs	—	3,273,438	—	—
Pro Rata Vesting of PSUs	—	—	—	—
Total	**10,541,167**	**7,638,019**	**10,541,167**	**—**
Christopher Collier				
Base Salary Payment Continuation[6]	710,000	—	710,000	—
Benefits Continuation[6]	20,305	—	20,305	—
Bonus Payments[7]	381,987	—	381,987	—
Vesting of Deferred Compensation[5]	765,154	—	402,617	—
Vesting of Service-based RSUs[8]	3,548,980	4,336,063	3,548,980	—
Vesting of Performance-based RSUs[8]	249,112	1,478,391[9]	249,112	—
Pro Rata Vesting of PSUs	—	—	—	—
Total	**5,675,538**	**5,814,454**	**5,313,001**	**—**

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award[1] ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason[2] ($)	Retirement[3] ($)
Francois P. Barbier				
Base Salary Payment Continuation[6]	710,000	—	710,000	—
Benefits Continuation[6]	130,900	—	130,900	—
Bonus Payments[7]	381,987	—	381,987	381,987
Vesting of Deferred Compensation	—	—	—	—
Vesting of Service-based RSUs[8]	3,355,251	3,992,961	3,355,251	—
Vesting of Performance-based RSUs[8]	249,112	1,202,312[9]	249,112	—
Pro Rata Vesting of PSUs	—	—	—	255,691[9]
Total	**4,827,250**	**5,195,273**	**4,827,250**	**637,678**
Paul Humphries				
Base Salary Payment Continuation[6]	710,000	—	710,000	—
Benefits Continuation[6]	14,997	—	14,997	—
Bonus Payments[7]	177,459	—	177,459	177,459
Vesting of Deferred Compensation[5]	798,012	—	400,098	—
Vesting of Service-based RSUs[8]	3,362,157	3,999,866	3,362,157	—
Vesting of Performance-based RSUs[8]	249,112	1,202,312[9]	249,112	—
Pro Rata Vesting of PSUs	—	—	—	255,691[9]
Total	**5,311,737**	**5,202,178**	**4,913,823**	**433,150**

(1) The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs (at target) following a change of control under the terms of our equity incentive plans, which assumes that such RSUs are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Compensation Committee may determine that awards under the Plans may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. PSUs may be accelerated on a pro-rata basis following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2020, the assumed date of the triggering event.

(2) The amounts shown represent, except for Ms. Advaithi, the estimated value of amounts payable under the Severance Plan subject to the participant entering into and complying with a Transition Agreement.

(3) For termination of service due to retirement, (i) the PSUs will not terminate and (ii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares.

(4) Represents two years' continued payment of base salary and two years of target annual bonus amount, two years' continued vesting of outstanding equity awards and deferred compensation, two years' continued benefits coverage, and accelerated vesting of sign-on RSUs and deferred compensation awards,

(5) The amount shown represents the portion of the unvested balance of the executive's deferred compensation account that would vest in the event the executive is terminated by the Company without cause or resigns with good reason following a change of control of the Company (as defined in the 2010 deferred compensation plan). No executive's deferred compensation account will vest upon a change of control (without any termination following such change of control) or upon the executive's retirement.

(6) Assumes a 12-month transition period for illustrative purposes (actual transition period length may differ), during which the Company would continue base salary payments and maintain benefits.

(7) Represents payment of a pro-rated portion of the participant's annual bonus.

(8) Includes RSUs that vest between March 31, 2020 - March 31, 2022 and PSUs that vest between March 31, 2020 - March 31, 2021, in addition to the acceleration of retention awards granted on December 7, 2018 (stock price-based) and March 5, 2019 (service-based).

(9) The amounts shown represent actual rTSR PSU performance through March 31, 2020.

Notice & Proxy Statement

Annual Report

Shareholder Info

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following disclosure about the median annual total compensation of our employees in relation to the annual total compensation of our Chief Executive Officer.

As of March 31, 2020, approximately 81% of our manufacturing capacity was located in emerging markets, including Brazil, China, Hungary, India, Indonesia, Malaysia, Mexico, Poland, Romania, and Ukraine. For the fiscal year ended March 31, 2020, we had revenues of $24.2 billion. Approximately 85% of our revenues are generated outside of the U.S. With this large scale, global manufacturing-intensive business model, we have approximately 160,000 employees globally. To better understand the following pay ratio disclosure, it is important to recognize that our compensation programs are designed to reflect local market practices across our global operations. We offer market-based competitive wages and benefits in all geographies in which we operate. Our CEO's compensation is structured to align pay with performance, with pay levels set in line with our peers that are companies of similar size and scale complexity.

Fiscal Year 2020 Pay Ratio

- The annual total compensation of our median employee among all non-contractor employees (excluding the CEO) was $6,037.
- Our CEO's annual total compensation, as reported in the Summary Compensation Table, was $10,812,931.

Based on this information, the ratio of the annual total compensation of our CEO relative to the annual total compensation of our median employee was 1791 to 1.

The pay ratio disclosed above is a reasonable estimate, calculated in a manner consistent with the SEC rules based on our payroll and employment records and the methodologies described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to use different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio disclosed by other companies may not be comparable to the pay ratio disclosed above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, there are a number of factors that make a meaningful comparison of pay ratios difficult, such as industry-specific pay differentials, the geographic location of employee populations, and the size and nature of a company's manufacturing operations.

Identification of the Median Employee

Per the SEC rules, we are allowed to use the same median employee for up to three years. We have used the same median employee from 2019 in the 2020 pay ratio, as we believe there have been no changes in our employee population or compensation arrangements (including those of the median employee) that would result in a significant change to our pay ratio disclosure. We measured actual compensation for the median employee using the 12-month period ending March 31, 2020. No cost-of-living adjustments were made.

Consistent with 2019, our median employee is a full-time, salaried employee working in Mexico. The employee's annual total compensation in 2020 was $6,037. For purposes of this disclosure, we converted the employee's total compensation from Mexican Pesos to U.S. dollars using the exchange rate (23.3975 MXN to 1 USD) as of March 31, 2020, an increase from 19.3580 in 2019.

Calculation of Median Employee's Compensation and CEO's Annualized Compensation

In determining the annual total compensation in 2020 of approximately $6,037 for our median employee, as required by SEC rules, we calculated the employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, consistent with how we determine our CEO's total compensation for fiscal year 2020 in the Summary Compensation Table.

Proposal No. 4: Ordinary Resolution to Approve the Amendment and Restatement of The Flex Ltd. 2017 Equity Incentive Plan

We are asking our shareholders to approve the amendment and restatement of the Flex Ltd. 2017 Equity Incentive Plan (which we refer to as the 2017 Plan and, as amended and restated, the Amended 2017 Plan). Our Board approved the Amended 2017 Plan on June 3, 2020, upon the recommendation of our Compensation Committee, and subject to the approval of our shareholders. The proposed material changes to the terms of the 2017 Plan are described in "Proposed Amendments" below. The Amended 2017 Plan is attached as Annex A to this Proxy Statement.

The 2017 Plan was originally approved by our Board on June 29, 2017 and by our shareholders at our 2017 annual general meeting on August 15, 2017, and reserved 22,000,000 Ordinary Shares for issuance under the 2017 Plan. The 2017 Plan replaced our 2010 Equity Incentive Plan (which we refer to as the 2010 Plan and which replaced our 2001 Equity Incentive Plan, and which we refer to together as the Prior Plans) and is our sole plan under which equity awards may be granted. Other than the amendments provided by the Amended 2017 Plan, the 2017 Plan has not been amended since our shareholders approved the 2017 Plan on August 15, 2017. As of March 31, 2020, there were 10,487,784 Ordinary Shares remaining available for the grant of equity awards under the 2017 Plan. If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 31,587,784 Ordinary Shares (including the 10,487,784 Ordinary Shares that remained available as of March 31, 2020, plus 21,100,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the 2017 Plan after March 31, 2020 and prior to the effective date of the Amended 2017 Plan.

Key Features of the Amended 2017 Plan

The Amended 2017 Plan maintains the following provisions which are designed to serve shareholders' interests:

- **Limitation on Individual Grants.** The Amended 2017 Plan limits the number of shares subject to an award (or awards) granted to a single participant in any one calendar year to 10,000,000 (or, for cash settled awards, an amount equal to 10,000,000 multiplied by the average daily trading price of the Company's shares during the preceding calendar year). We have retained these limits under the Amended 2017 Plan, which under the 2017 Plan only were applicable to grants intended to comply with the former provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

- **No "Evergreen" Provision.** Shares authorized for issuance under the Amended 2017 Plan cannot be automatically replenished.

- **No Single Trigger Accelerated Vesting upon a Change of Control.** The Amended 2017 Plan does not provide for a single trigger accelerated vesting of equity awards upon a change of control.

- **Limitation on Term of Stock Options.** The maximum term of each stock option is 10 years for employees (other than employees of certain "Affiliates" (as defined in the Amended 2017 Plan), who are subject to a five-year maximum term for stock options) and five years for non-employee directors, consultants and employees of certain Affiliates.

- **No Fungible Share Reserve.** The Amended 2017 Plan does not contain a "fungible share reserve;" instead, all shares subject to awards are counted against the Amended 2017 Plan's share limit as one (1) share for every one (1) share granted or subject to grant under any award.

- **Limitation on Awards to Non-Employee Directors.** The aggregate value of cash compensation and grant date fair market value of shares that may be paid or granted during any calendar year to a non-employee director is limited to $800,000.

- **No Dividends Paid on Unvested Awards.** No dividends may be paid with respect to an award prior to the vesting of such award.

- **No Repricing or Regranting of Awards.** The Amended 2017 Plan does not permit, without shareholder approval, the repricing or regranting of any previously granted award, through cancellation or by lowering the exercise price for such award.

- **No Liberal Share Recycling.** Only shares subject to awards (including any previous outstanding grants made under any Prior Plan) that are terminated, forfeited, canceled, expired, lapsed or settled in cash are permitted to be added back to the Amended 2017 Plan's share reserve. Shares which are withheld to satisfy the exercise price or withholding taxes related to an award will not become available for issuance for future awards under the Amended 2017 Plan.

- **One-Year Minimum Vesting Period.** The Amended 2017 Plan imposes a one-year minimum vesting period on awards granted under the plan, except that share-based awards that do not satisfy this one-year minimum vesting requirement may be granted in an aggregate amount that does not exceed 5% of the total shares reserved and available for grant and issuance under the plan.

- **Clawback Feature.** All awards granted under the Amended 2017 Plan will be subject to recoupment in accordance with our Executive Incentive Compensation Recoupment Policy, as such policy may be amended, and any other clawback policy that we adopt in the future.

Proposed Amendments

The following is a summary of the material changes to the 2017 Plan to be made as part of the amendment and restatement of the 2017 Plan. These changes are being submitted for shareholder approval at the 2020 annual general meeting and will not be effective unless our shareholders approve the Amended 2017 Plan.

Authorization of Additional Shares

An additional 21,100,000 Ordinary Shares, less one share for every one share that is subject to an award granted under the 2017 Plan after March 31, 2020 and prior to the effective date of the Amended 2017 Plan, will be available under the Amended 2017 Plan. We believe that the proposed increase is essential to our continued ability to attract, retain and incentivize talented employees and therefore is in the best interests of the Company and our shareholders.

Based on the current range of our stock price and after carefully forecasting our anticipated needs for the next few years, we believe that the share reserve under the Amended 2017 Plan should be sufficient to fund our long-term incentive compensation awards for approximately the next two to three years under our current operating assumptions. However, while this forecast is based on current operating assumptions that we believe to be reasonable, there can be no guarantee that future events, including changes in future business conditions and our stock price, won't require us to grant equity awards more rapidly or slowly than currently expected.

Section 162(m)-Related Provisions

In fiscal years prior to our 2019 fiscal year, compensation in excess of $1,000,000 paid to any one of certain executive officers in a taxable year was deductible only if it was "performance-based compensation" within the meaning of Section 162(m) of the Code. The 2017 Plan permitted (but did not require) us to grant compensation that was intended to qualify as performance-based under Section 162(m) of the Code. The 2017 U.S. Tax Cuts and Jobs Act (the "Tax Act") generally eliminated this performance-based exception for our 2019 fiscal year and later years. The proposed amendment and restatement of the 2017 Plan would remove certain provisions relating to performance-based compensation under Section 162(m) of the Code. These changes do not increase the types of awards that may be granted under the Amended 2017 Plan and we still will be permitted (but not required) to grant awards that vest based on the achievement of performance goals. The per person limits on the number or value of grants that may be made during any calendar year have not been changed.

Determination of Additional Shares Amount

As of March 31, 2020, there were 10,487,784 Ordinary Shares remaining available for the grant of equity awards under the 2017 Plan. If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 31,587,784 Ordinary Shares (including the 10,487,784 Ordinary Shares that remained available as of March 31, 2020, plus 21,100,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the 2017 Plan after March 31, 2020 and prior to the effective date of the Amended 2017 Plan. We believe that the additional shares requested to be reserved for issuance under the Amended 2017 Plan is in the best interests of the Company and our shareholders because of the continuing need to provide equity awards that are competitive in the market for talent that is capable of delivering innovative technology solutions with world class manufacturing and supply chain expertise, and to give recognition to the contributions made or to be made by non-employee directors to the success of the Company.

In determining the appropriate additional share amount for inclusion in the Amended 2017 Plan, the Compensation Committee reviewed an analysis, which took into account burn rate, dilution and overhang metrics, as well as peer group market practices and trends, and the cost of the Amended 2017 Plan. The analysis, which is based on generally accepted evaluation methodologies used by proxy advisory firms, concluded that the number of shares under the Amended 2017 Plan is within generally accepted standards as measured by an analysis of the plan cost relative to industry standards.

The following table sets forth information about outstanding awards and shares that may be issued under the Company's equity plans as of March 31, 2020.

Plan Name[1]	Number of RSUs Outstanding	Number of PSUs Outstanding[2]	Number of Options Outstanding[3]	Number of Shares Available for Grants
2017 Equity Incentive Plan	10,394,846	3,032,318	—	10,487,784
2010 Equity Incentive Plan	1,904,831	666,599	4,188	—
NEXTracker Plan	33,830	18,216	457,561	—
BrightBox Plan	—	—	12,313	—
Total	**12,333,507**	**3,717,133**	**474,062**	**10,487,784**

(1) There are no awards outstanding under the 2001 Equity Incentive Plan. The NEXTracker, Inc. 2014 Equity Incentive Plan and the BrightBox Technologies, Inc. 2013 Stock Incentive Plan (as amended) are plans we assumed as part of acquisitions during fiscal years 2016 and 2017, respectively.

(2) Represents performance RSUs outstanding at the target amount.

(3) The weighted average exercise price and weighted average remaining term for outstanding options under the equity plans are as follows: 2010 Equity Incentive Plan - $11.10 and 1.42 years, respectively; NEXTracker, Inc. 2014 Equity Incentive Plan - $4.03 and 6.22 years, respectively; and BrightBox Technologies, Inc. 2013 Stock Incentive Plan - $0.52 and 6.13 years, respectively. For all plans together, the weighted average exercise price is $4.00 and the weighted average remaining term is 6.18 years.

Proposal No. 4: Ordinary Resolution to Approve the Amendment and Restatement of The Flex Ltd. 2017 Equity Incentive Plan

Summary of the Amended 2017 Plan

A company's burn rate is equal to the total number of equity awards the company granted in a fiscal year divided by the weighted average total issued Ordinary Shares for the year. The Company's three-year average burn rate for fiscal years 2020, 2019 and 2018 was approximately 1.50%, as further detailed in the table below. We will continue to monitor our equity use in future years to ensure that our burn rate is maintained within competitive market norms.

Fiscal Year	Stock Options Granted (a)	Full-Value Awards Granted (b)	Total (a)+(b)	Weighted Average Ordinary Shares Outstanding	Burn Rate
2020	0	8,259,272	8,259,272	508,774,000	1.62%
2019	0	8,257,502	8,257,502	526,519,000	1.57%
2018	288,386	6,680,739	6,969,125	529,782,000	1.32%
Three-Year Average					1.50%

Summary of the Amended 2017 Plan

The principal provisions of the Amended 2017 Plan are summarized below. This summary is not a complete description of the Amended 2017 Plan's provisions and is qualified in its entirety by reference to the Amended 2017 Plan, which is attached to this proxy statement as Annex A.

Term of the Amended 2017 Plan

Unless terminated earlier, the Amended 2017 Plan will continue until June 29, 2027, 10 years after the date the 2017 Plan was originally adopted by our Board.

Eligibility

All of our employees and directors and those of our subsidiaries and affiliates, including officers, members of our Board of Directors (including both employee and non-employee directors), and consultants of the Company and our subsidiaries and affiliates, are eligible to be selected as award recipients under the Amended 2017 Plan. By approving the Amended 2017 Plan, shareholders would be approving the potential grant of awards to the aforesaid categories of eligible persons, in accordance with the rules of the Amended 2017 Plan and subject to the applicable limits therein. A participant in the Amended 2017 Plan may not receive awards for more than 10,000,000 Ordinary Shares (or if settled in cash, an amount equal to 10,000,000 multiplied by the average daily trading price of the Company's Ordinary Shares during the preceding calendar year) in the aggregate per calendar year under the Amended 2017 Plan. Awards under the Amended 2017 Plan will generally be exercisable or payable only while the participant is an employee or director, as applicable. However, certain awards may be paid or exercised following certain terminations of service, a change of control event, or the retirement, death or disability of the participant.

As of the record date of June 8, 2020, approximately 1,800 employees, including six executive officers, and ten non-employee directors were eligible to participate in the 2017 Plan and would continue to be eligible to participate in the Amended 2017 Plan. Flex uses consultants from time to time, but our historical practice has not been to grant awards to consultants.

Administration

The Amended 2017 Plan is administered by the Compensation Committee of our Board. The Compensation Committee has complete discretion, subject to the provisions of the Amended 2017 Plan, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the Amended 2017 Plan. Under the terms of the Amended 2017 Plan, the Compensation Committee may delegate its authority under the Amended 2017 Plan to a committee of the Board or to one or more officers of the Company, except for awards granted to Section 16 officers or directors of the Company. The Compensation Committee also has the power to interpret the Amended 2017 Plan and award agreements, to establish rules and regulations relating to the Amended 2017 Plan, and to make all other determinations necessary or advisable for administering the Amended 2017 Plan.

Available Awards

The Amended 2017 Plan authorizes the Company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the Code; (ii) restricted share units; (iii) share appreciation rights; (iv) performance share awards and performance units; and (v) other share-based awards that are not inconsistent with the Amended 2017 Plan. Each type of award is described below under the section captioned *"Types of Awards Authorized Under the Amended 2017 Plan."* Each award granted under the Amended 2017 Plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Compensation Committee in its discretion.

Minimum One-Year Vesting Period

All awards shall have a minimum vesting period of one year, except that awards that do not satisfy this minimum vesting period requirement may be granted in an aggregate amount that does not exceed 5% of the total shares reserved for grant and issuance under the Amended 2017 Plan (as determined under *"Shares Available for Awards"* and *"Share Counting"*

Notice & Proxy Statement

Annual Report

Shareholder Info

below), provided that under the Amended 2017 Plan the following shall be excluded from this requirement: (i) substitute awards; (ii) awards to non-employee directors granted on or about the date of an annual general meeting of shareholders that vest on the day of or the day prior to the next annual general meeting of shareholders which is at least 50 weeks after the preceding year's annual general meeting; and (iii) Ordinary Shares delivered in lieu of fully earned non-employee directors cash compensation obligations.

Shares Available for Awards

If the Amended 2017 Plan is approved, the total number of Ordinary Shares remaining available for grant after the effective date of the Amended 2017 Plan will be 31,587,784 Ordinary Shares (including the 10,487,784 Ordinary Shares that remained available as of March 31, 2020, plus 21,100,000 newly requested Ordinary Shares), less one share for every one share that is subject to an award granted under the 2017 Plan after March 31, 2020 and prior to the effective date of the Amended 2017 Plan. Accordingly, the total number of Ordinary Shares reserved for grant since August 15, 2017, the date the 2017 Plan was originally approved by our shareholders, includes the original share reserve of 22,000,000 shares, plus the 21,100,000 newly requested shares, less one share for every one share that is subject to an award granted under the 2017 Plan after March 31, 2020 and prior to the effective date of the Amended 2017 Plan. The Amended 2017 Plan will be the sole plan under which equity grants may be made on or after the effective date of the Amended 2017 Plan.

Valuation

The fair market value of our Ordinary Shares on any relevant date under the Amended 2017 Plan is the closing sales price per share on that date on the Nasdaq Global Select Market. As of June 8, 2020, the closing price of our Ordinary Shares on the Nasdaq Global Select Market was $11.83 per share.

Share Counting

Under the Amended 2017 Plan, each Ordinary Share that is subject to any award will count against the aggregate Amended 2017 Plan limit as one Ordinary Share. To the extent that an award (including any previously outstanding grants made under any Prior Plan) terminates, is forfeited, is canceled, expires, lapses for any reason, or is settled in cash, any Ordinary Shares in respect of which the award terminates, is forfeited, is canceled, expires, lapses or is settled in cash, will again be available for the grant of an award pursuant to the Amended 2017 Plan. Ordinary Shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award will be treated as issued under the Amended 2017 Plan and will not be added back to the aggregate number of shares available for grant under the Amended 2017 Plan, and the gross number of shares subject to a share appreciation right shall be deducted from the share reserve, regardless of the number of shares delivered to a participant upon exercise.

Limitation on Non-Employee Director Compensation

The aggregate value of cash compensation and grant date fair market value of shares that may be paid or granted during any calendar year of the Company to any non-employee director shall not exceed $800,000. By approving the Amended 2017 Plan, shareholders would be approving the grant of awards under the Amended 2017 Plan (which may be amended from time to time) to current non-employee directors and such other persons each of whom may be appointed as a non-employee director of the Company from time to time.

Repricing Prohibited Without Shareholder Approval

The Compensation Committee will not, without the approval of the Company's shareholders, (a) lower the exercise price of an option or grant price of a share appreciation right after it is granted, (b) cancel an option or share appreciation right when the exercise price or grant price exceeds the fair market value of one Ordinary Share in exchange for cash or another award (other than in connection with a change of control or substitute awards), or (c) take any other action with respect to an option or share appreciation right that would be treated as a repricing under the rules and regulations of the Nasdaq Stock Market.

Types of Awards Authorized Under the Amended 2017 Plan:

- **Stock Options.** Stock options may be granted that entitle the option holder to purchase Ordinary Shares at a price set forth in the applicable award agreement. Stock options may be granted as non-qualified stock options or as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of an Ordinary Share on the date of grant, and the maximum term for any stock option is 10 years (five years, in the cases of grants to any non-employee member of our Board of Directors, consultant or employee of any of our "Affiliates" (as defined in the Amended 2017 Plan) that are not "related corporations" (as defined under the Singapore Companies Act)). The Compensation Committee will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) the withholding of shares (if and to the extent permitted by applicable law) otherwise deliverable upon exercise of the option, whereby the participant shall be (x) deemed to have waived his or her right to delivery of the full number of shares in respect of which the option is exercised; and (y) deemed to have agreed to receive the number of shares (after deducting the number of shares which have a fair market value on the date of exercise equal to the aggregate exercise price of the shares as to which the option shall be exercised) as calculated by the Compensation Committee in its absolute discretion; (iii) a "same day sale" commitment from the participant and a broker-dealer whereby the option holder irrevocably elects to exercise the stock option and to sell a portion of the Ordinary Shares so purchased to pay the exercise price, and whereby the broker-dealer irrevocably commits upon receipt of such

Ordinary Shares to forward the exercise price directly to the Company; (iv) delivery of other property acceptable to the Compensation Committee; or (v) any combination of the foregoing methods of payment. Incentive stock options may be granted only to our employees and those of our subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, shares possessing more than 10 percent of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price that is not less than 110% of the fair market value of an Ordinary Share on the date of grant and the maximum term of any such incentive stock option is five years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

- **Share Appreciation Rights.** A share appreciation right is a right, exercisable by the surrender of all or a portion of the share appreciation right, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of an Ordinary Share on the date the share appreciation right is exercised over (B) the grant price of the share appreciation right; and (ii) the number of Ordinary Shares with respect to which the share appreciation right is exercised. No share appreciation right may be exercisable more than ten years from the date of grant. The Amended 2017 Plan provides for a maximum term of 10 years (a change from a maximum term of seven years under the 2017 Plan) for share appreciation rights in order to align with the maximum term for stock options. A share appreciation right may be paid in cash, in Ordinary Shares (based on the fair market value of such Ordinary Shares on the date the share appreciation right is exercised) or in a combination of cash and Ordinary Shares, as determined by the Compensation Committee.

- **Restricted Share Units.** A restricted share unit is a type of contingent share award that generally entitles the participant to receive a number of our Ordinary Shares, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Compensation Committee, as specified in the award agreement for the restricted share units. Restricted share units may be denominated in unit equivalents of Ordinary Shares and/or units of value including the dollar value of shares. At the time of grant of the restricted share unit award, the Compensation Committee will specify the date or dates on which the award will become vested and non-forfeitable, and may specify any other terms and conditions. In addition, the Compensation Committee will specify the settlement date applicable to each restricted share unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted share units may be made in Ordinary Shares or in cash (in an amount reflecting the fair market value of the Ordinary Shares that would have been issued) or any combination of cash and shares, as determined by the Compensation Committee in its sole discretion.

- **Performance Shares and Performance Units.** Performance shares represent the right to receive Ordinary Shares of the Company, the payment of which is contingent upon achieving certain performance criteria established by the Compensation Committee. Performance units are denominated in units of value, which may include the value of Ordinary Shares, and represent the right to receive a payment which is contingent upon achieving certain performance goals established by the Compensation Committee. Performance share awards and performance units may be linked to any one or more of the performance goals specified in the Amended 2017 Plan or such other specific performance goals determined appropriate by the Compensation Committee (as further discussed under *"Performance Measures"* below), in each case on a specified date or dates or over any performance period or periods determined by the Compensation Committee. In addition, the Compensation Committee will specify the settlement date applicable to each performance share award or performance unit award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance share or a performance unit may be made in Ordinary Shares or in cash (in an amount reflecting the fair market value of the Ordinary Shares that would have been issued) or in any combination of cash and shares, as determined by the Compensation Committee in its sole discretion.

- **Other Share-Based Awards.** In addition to restricted share units, performance share awards and performance unit awards, the Compensation Committee is authorized under the Amended 2017 Plan to make any other award to an eligible individual that is not inconsistent with the provisions of the Amended 2017 Plan and that by its terms involves or might involve the issuance of: (i) Ordinary Shares; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the Amended 2017 Plan or other conditions; or (iii) any other security with the value derived from the value of our Ordinary Shares.

Singapore law currently prohibits us from issuing restricted shares or restricted share awards (i.e., awards involving the immediate transfer by the Company to a participant of ownership of a specified number of Ordinary Shares of the Company, which are subject to restrictions on transfer and may be forfeited prior to vesting) and we do not intend to issue any such awards at this time. However, if there is a change in Singapore law or other development that would permit us to grant restricted share awards, the Amended 2017 Plan would provide us with the flexibility to do so.

Grants of certain performance-based compensation will be subject to the attainment of one or more specified performance goals over a specified period of time. We refer to this time period as a performance period. The performance goals will be based upon certain performance criteria selected by the Compensation Committee, as described below under the section captioned *"Performance Measures."* As soon as practicable following the completion of a performance period or periods applicable to a performance-based award, the Compensation Committee shall determine the extent to which the applicable performance goals have been achieved and, as applicable, the resulting final value of the award earned by the participant.

Performance Measures

In granting awards that are contingent upon the achievement of certain performance goals, the Compensation Committee will base a performance goal on one or more of the following performance criteria or such other specific performance criteria determined appropriate by the Compensation Committee, which may be applied to the performance of the Company or any of its affiliates, or any business unit of the Company or any of its affiliates:

- net revenue and/or net revenue growth;
- earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;
- operating income and/or operating income growth;
- net income and/or net income growth;
- cash flow, operating income, or net income margins;
- earnings per share and/or earnings per share growth;
- total shareholder return and/or total shareholder return growth;
- stock price;
- return on equity;
- operating or free cash flow;
- economic value added;
- return on invested capital;
- environmental, social and governance objectives; and
- individual objectives.

The Compensation Committee, in its discretion, may provide for the appropriate adjustments or modifications of the performance goals for a performance period to reflect any objectively determinable component of a performance goal, including foreign exchange gains and losses, asset write downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, unusual or noncash items, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, or changes in law or accounting principles, or any other events or occurrences for which the Compensation Committee determines an adjustment or modification should be made.

Amendment and Termination

The Compensation Committee may at any time amend or modify the Amended 2017 Plan in any or all respects, except that any such amendment or modification may not materially and adversely affect the rights of any holder of an award previously granted under the Amended 2017 Plan unless such holder consents, other than to the extent necessary to comply with applicable income tax laws and regulations. The Compensation Committee may terminate the Amended 2017 Plan at any time. However, without the approval of our shareholders and except as described below under "Adjustments", the Compensation Committee may not:

- amend the Amended 2017 Plan to materially increase the maximum number of Ordinary Shares issuable under the Amended 2017 Plan or the maximum number of Ordinary Shares for which any plan participant may be granted awards;
- materially modify the eligibility requirements for participation in the Amended 2017 Plan; or
- materially increase the benefits accruing to participants in the Amended 2017 Plan.

Further, the Compensation Committee may not amend the Amended 2017 Plan in any manner that requires shareholder approval under Nasdaq or other stock exchange listing requirements applicable to the Company.

Dividends and Dividend Equivalents

No dividends may be paid to a plan participant with respect to an award prior to the vesting of such award. A full-value award (generally an award other than a stock option or share appreciation right) may provide for dividends or dividend equivalents to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares at the same time and in all events subject to the same restrictions and risk of forfeiture that apply to the shares to which such dividends or dividend equivalents relate.

Adjustments

The Compensation Committee shall make certain adjustments to the Amended 2017 Plan and to the outstanding awards under the Amended 2017 Plan in the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off, extraordinary cash dividend or other change affecting the outstanding Ordinary Shares as a class without the Company's receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

- the maximum number and/or class of securities issuable under the Amended 2017 Plan;
- the maximum number and/or class of securities for which any participant may be granted awards under the terms of the Amended 2017 Plan or that may be granted generally under the terms of the Amended 2017 Plan; and
- the number and/or class of securities and price per Ordinary Share in effect under each outstanding award.

Any such adjustments to the outstanding awards will be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards. However, in no event will fractions of an Ordinary Share be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down as appropriate.

Change of Control

Where awards are assumed or continued after a change of control, the Compensation Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service (as defined in the Amended 2017 Plan) within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Compensation Committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

Unless otherwise provided in the applicable award agreement or other plan or agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the Amended 2017 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Deferral

The Compensation Committee may, in an award agreement or otherwise, provide or permit for the deferred delivery of shares or cash upon settlement, vesting or other events with respect to awards.

Compliance with Section 409A of the Internal Revenue Code

To the extent applicable, it is intended that the Amended 2017 Plan and any grants made under the Amended 2017 Plan will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The Amended 2017 Plan and any grants made under the Amended 2017 Plan will be administered and interpreted in a manner consistent with this intent.

Prohibition on Transfers of Awards

In general, awards granted under the Amended 2017 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may, if so provided in the applicable award agreement, be transferred to family members or charitable institutions through a gift, pursuant to conditions and procedures established by the Compensation Committee. Options and share appreciation rights may not be transferred to a third-party financial institution for value.

Withholding Taxes

The Company or any affiliate of the Company, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the Amended 2017 Plan. In addition, the Company or any affiliate of the Company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Compensation Committee. No Ordinary Shares will be delivered under the Amended 2017 Plan to any participant or other person until the participant or such other person has made arrangements acceptable to the Compensation Committee for the satisfaction of applicable tax obligations arising as a result of awards made under the Amended 2017 Plan.

U.S. Federal Income Tax Consequences

The following is a general summary as of the date of this proxy statement of the United States federal income tax consequences to the Company and the directors, officers and employees participating in the Amended 2017 Plan. Tax laws may change and the federal, state and local tax consequences for any participating employee will depend upon his or her individual circumstances. In addition, the following discussion does not purport to describe state or local income tax consequences in the United States, nor tax consequences for participants who are subject to tax in other countries. The following general description does not constitute tax advice and should not be relied upon as such. Each participating employee has been and is encouraged to seek the advice of a qualified tax adviser regarding the tax consequences of participation in the Amended 2017 Plan.

- **Nonqualified Stock Options.** A participant will generally not recognize any taxable income upon the grant of a nonqualified stock option under the Amended 2017 Plan and the Company will not receive a deduction at the time of such grant. Upon exercise of a nonqualified stock option, the participant generally will realize ordinary income in an amount equal to the excess of the fair market value of the Ordinary Shares on the date of exercise over the exercise price, and the Company will generally be allowed a deduction equal to the amount recognized by the participant as ordinary income. The participant's tax basis in the shares received will be equal to the exercise price plus the amount recognized as ordinary income. Upon a subsequent sale of such shares, the participant will recognize capital gain or loss.

- **Incentive Stock Options.** No taxable income is recognized by a participant at the time of grant of an incentive stock option, and no taxable income is generally recognized at the time the option is exercised. (However, the excess of the fair market value of the Ordinary Shares received upon exercise over the option exercise price is an item of tax preference income which may be subject to the alternative minimum tax.) Instead, the participant will recognize taxable income in the year in which the acquired shares are sold or otherwise disposed of. If the sale or other disposition is made after the participant has held the shares for more than two years after the option grant date and more than one year after the date on which the shares are transferred to the participant (referred to as a "qualifying disposition") pursuant to the option's exercise, any gain or loss, generally measured by the difference between the amount realized on the sale of shares and the option exercise price, will be treated as long-term capital gain or loss. However, if either of these two holding period requirements is not satisfied (referred to as a "disqualifying disposition"), then upon the disqualifying disposition, the participant generally recognizes ordinary income in the amount of the lesser of (i) the difference between the fair market value of the shares at the time of the option's exercise and the option's exercise price, or (ii) the difference between the amount realized on the sale and the option's exercise price. Any ordinary income recognized is added to the participant's basis for purposes of determining any additional gain on the sale and any such additional gain will be capital gain. If the participant makes a disqualifying disposition of the acquired shares, we may be entitled to a deduction from our U.S. taxable income for the taxable year in which such disposition occurs, equal to the amount of ordinary income the participant recognizes. In no other instance will we be allowed a deduction with respect to the participant's disposition of the acquired shares.

- **Share Appreciation Rights.** The grant of a share appreciation right will generally not create any tax consequences for the participant or the Company. Upon the exercise of a share appreciation right, the participant will recognize ordinary income in an amount equal to the cash or fair market value of the Ordinary Shares received from the exercise. The participant's tax basis in any Ordinary Shares received upon the exercise of the share appreciation right will be equal to the ordinary income recognized with respect to the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. Upon the exercise of a share appreciation right, the Company generally will be entitled to a deduction in the amount of the compensation income recognized by the participant.

- **Restricted Share Units, Performance Units and Performance Share Awards.** In general, a participant will not recognize income with respect to restricted share unit awards, performance unit awards or performance share awards until there is a settlement of the award. On that date, the participant will recognize ordinary income in an amount equal to the cash or fair market value of the Ordinary Shares received. The participant's tax basis in any shares received is the amount included in his or her income, and the participant's holding period in the shares commences on the day after receipt of the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. The Company will generally be entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is recognized by the participant.

Section 162(m)

Section 162(m) of the Code imposes an annual deduction limitation of $1,000,000 on the amount of compensation paid to certain of the Company's executive officers. Prior to the Tax Act, the deduction limit did not apply to "performance-based compensation" that complied with conditions imposed by Section 162(m) regulations, which included having the material terms of such compensation disclosed to and approved by shareholders. Effective November 2, 2017, the Tax Act eliminated the Section 162(m) provisions exempting performance-based compensation from the $1,000,000 deduction limit. The Tax Act provides limited transition relief for "performance-based compensation" pursuant to certain grandfathered arrangements in effect as of November 2, 2017. The compensation to certain officers from stock options, share appreciation rights and performance awards granted under the Amended 2017 Plan and described above may not be deductible for federal income tax purposes as it may be limited by Section 162(m). The Compensation Committee believes it is appropriate to retain the flexibility to authorize payments of compensation that may not qualify for deductibility if, in the Compensation Committee's judgment, it is in the Company's best interest to do so.

New Plan Benefits

The number of shares to be issued under the Amended 2017 Plan to participants in the plan, including eligible employees, executive officers and non-employee directors of the Company, and the net values to be realized upon such issuances, are discretionary, and therefore, not determinable. Our grants of performance share units and restricted share units to our Named Executive Officers are described in the Compensation Discussion and Analysis and Executive Compensation sections of this proxy statement. The equity grant program for our non-employee directors is described under the Non-Management Directors' Compensation For Fiscal Year 2020 section of this proxy statement.

 The Board recommends a vote **"FOR"** the resolution to amend and restate the Flex Ltd. 2017 Equity Incentive Plan.

Proposal No. 5: Ordinary Resolution to Authorize Ordinary Share Issuances

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue Ordinary Shares and make or grant offers, agreements, options or performance units or restricted share units that might or would require the issuance of Ordinary Shares, with the prior approval from our shareholders. We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any Ordinary Shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this proposal is approved, and unless revoked or varied by the Company in general meeting, the authorization would be effective from the date of the 2020 annual general meeting until the earlier of (i) the conclusion of the 2021 annual general meeting or (ii) the expiration of the period within which the 2021 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2021 annual general meeting is required to be held within six months after the date of our 2021 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue Ordinary Shares and to make or grant offers, agreements, options or performance units or restricted share units that might or would require the issuance of Ordinary Shares. In the past, the Board has issued shares or made agreements that would require the issuance of new Ordinary Shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our Ordinary Shares as well as instruments convertible into our Ordinary Shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new Ordinary Shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, performance share units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Notwithstanding this general authorization to issue our Ordinary Shares, we will be required to seek shareholder approval with respect to future issuances of Ordinary Shares where required under the rules of Nasdaq, such as where the Company proposes to issue Ordinary Shares that will result in a change in control of the Company or in connection with a private offering involving the issuance of Ordinary Shares representing 20% or more of our outstanding Ordinary Shares at a price less than the lower of the closing price or the five-day average closing price of our Ordinary Shares.

Our Board expects that we will continue to issue Ordinary Shares and grant options, performance unit awards and restricted share unit awards in the future under circumstances similar to those in the past. As of the date of this proxy statement, other than issuances of Ordinary Shares or agreements that would require the issuance of new Ordinary Shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any Ordinary Shares for which approval of this proposal is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our Ordinary Shares as well as instruments convertible into our Ordinary Shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, Ordinary Shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of Ordinary Shares could be dilutive to existing shareholders or reduce the trading price of our Ordinary Shares on Nasdaq.

We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing Ordinary Shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their Ordinary Shares at the premium that may be available in takeover attempts.

 **The Board recommends a vote "FOR" the resolution to authorize Ordinary Share issuances.**

Proposal No. 6: Ordinary Resolution to Renew the Share Purchase Mandate

Our purchases or acquisitions of our Ordinary Shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our Ordinary Shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the Company's powers to purchase or otherwise acquire our issued Ordinary Shares on the terms of the Share Purchase Mandate.

Although our shareholders approved a renewal of the Share Purchase Mandate at the annual general meeting of shareholders held in 2019, the Share Purchase Mandate renewed at the annual general meeting will expire on the date of the 2020 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the annual general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Singapore Companies Act, share repurchases under our share repurchase plans were subject to an aggregate limit of 20% of our issued Ordinary Shares outstanding as of the date of the annual general meeting held on August 20, 2019. On August 20, 2019, the Board authorized the repurchase of up to an aggregate of $500 million of Ordinary Shares of the Company to be conducted in tranches. Until the 2020 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the annual general meeting held in 2019. Commencing on the date of the 2020 annual general meeting, any repurchases may only be made if the shareholders approve the renewal of the Share Purchase Mandate at the annual general meeting. The share purchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2021 annual general meeting or the date by which the 2021 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2021 annual general meeting is required to be held within six months after the date of our 2021 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire Ordinary Shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued Ordinary Shares outstanding at the date of the annual general meeting. Any of our Ordinary Shares that are held as treasury shares will be disregarded for purposes of computing this 20% limitation. For this purpose, a reference herein to treasury shares in computing the 20% limitation includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

We are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued Ordinary Shares not exceeding 20% of our total number of issued Ordinary Shares outstanding as of the date of the passing of this proposal (excluding any Ordinary Shares that are held as treasury shares as at that date).

Purely for illustrative purposes, on the basis of 497,769,563 Ordinary Shares outstanding as of June 8, 2020, and assuming no additional Ordinary Shares are issued or repurchased on or prior to the date of the annual general meeting, based on the prevailing 20% limit, we would be able to purchase not more than 99,553,912 issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate.

During fiscal year 2020, we repurchased approximately 23.7 million shares for an approximate aggregate purchase value of $260 million under the Share Purchase Mandate and cancelled all of these shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of Ordinary Shares may be made by way of:

- market purchases on Nasdaq or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act.

If we decide to purchase or acquire our Ordinary Shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of Ordinary Shares must be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to Ordinary Shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of Ordinary Shares).

Purchase Price

The maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each Ordinary Share will be determined by our directors. The maximum purchase price to be paid for the Ordinary Shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 105 percent of the average of the closing price per Ordinary Share over the five consecutive trading days on which our Ordinary Shares are traded on the Nasdaq Global Select Market, or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, immediately preceding the date on which we effect the off-market purchase.

Treasury Shares

Under the Singapore Companies Act, Ordinary Shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings

The number of Ordinary Shares held as treasury shares may not at any time exceed 10% of the total number of issued Ordinary Shares. For this purpose, the reference to treasury shares includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

Voting and Other Rights

We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of Ordinary Shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation

Where Ordinary Shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our Ordinary Shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our Ordinary Shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of Section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (which shall include any expenses—including brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any Ordinary Share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such Ordinary Share will expire on cancellation (unless such Ordinary Share is held by us as a treasury share). The total number of issued shares will be diminished by the number of Ordinary Shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired Ordinary Shares as soon as reasonably practicable following settlement of any purchase or acquisition of such Ordinary Shares. Where such Ordinary Shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the Ordinary Shares are purchased or acquired out of our profits and/or capital, the number of Ordinary Shares purchased or acquired, the price paid for the Ordinary Shares and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, purchases or acquisitions of Ordinary Shares by us may be made out of profits and/or our capital so long as the Company is solvent.

Our purchases or acquisitions of our Ordinary Shares may be made out of our profits and/or our capital. Where the consideration (including any expenses) paid by us for the purchase or acquisition of Ordinary Shares is made out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of Ordinary Shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our Ordinary Shares.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase Ordinary Shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our Ordinary Shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

As noted above, the approval of the Share Purchase Mandate does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice. As previously announced, the Company suspended its share repurchase activity due to the uncertainty resulting from COVID-19. To ensure that we are prepared for an uncertain demand environment, we have aggressively cut costs and are preserving cash. Our goal is to maintain as many jobs as we can and maintain our ability to invest where we need to enable future business. Among other measures, we made the decision to suspend our share repurchase program during the first quarter of our fiscal year 2021 and postponed all non-critical capital expenditures. We have established a robust contingency planning methodology and will adjust our actions based on how future events evolve.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued Ordinary Shares, a shareholder's proportionate interest in the Company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert with a director could become obliged to make a take-over offer for the Company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors and persons acting in concert with them respectively) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring our issued Ordinary Shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

 The Board recommends a vote **"FOR"** the resolution to approve the proposed renewal of the Share Purchase Mandate.

Notice & Proxy Statement

Annual Report

Shareholder Info

Executive Officers

The names, ages and positions of our executive officers as of June 8, 2020 are as follows:

Name	Age	Position
Revathi Advaithi	52	Chief Executive Officer
Christopher E. Collier	51	Chief Financial Officer
Francois P. Barbier	61	President, Global Operations and Components
David P. Bennett	50	Chief Accounting Officer
Paul J. Humphries	65	President, Reliability Solutions
Scott Offer	55	Executive Vice President and General Counsel

Revathi Advaithi
Ms. Advaithi has served as our Chief Executive Officer since February 11, 2019. Prior to joining the Company, Ms. Advaithi was President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company, a position she had held since September 1, 2015. Prior to that, she served as President of Electrical Sector, Americas of Eaton from April 1, 2012 through August 31, 2015. She joined Eaton in 1995 and led the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai. Between 2002 and 2008, Ms. Advaithi worked at Honeywell, where she held several senior roles within the sourcing and supply chain functions of the aerospace sector before being named vice president and general manager of Honeywell's Field Solutions business in 2006. Ms. Advaithi returned to Eaton in 2008 as vice president and general manager of the Electrical Components Division. She has a bachelor's degree in mechanical engineering from the Birla Institute of Technology and Science in Pilani, India, and an MBA in international business from Thunderbird-Garvin School of International Business in Glendale, Arizona.

Christopher E. Collier
Mr. Collier has served as our Chief Financial Officer since May 2013. He served as our Senior Vice President, Finance from December 2004 to May 2013 and our Principal Accounting Officer from May 2007 to July 2013. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000 in connection with the acquisition of The Dii Group. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Francois P. Barbier
Mr. Barbier has served as our President, Global Operations and Components since February 2012. Prior to holding this position, Mr. Barbier served as our President, Global Operations since June 2008. Prior to his appointment as President, Global Operations, Mr. Barbier was President of Special Business Solutions and has held a number of executive management roles in Flex Europe. Prior to joining Flex in 2001, Mr. Barbier was Vice President of Alcatel Mobile Phone Division. Mr. Barbier holds an Engineering degree in Production from Couffignal School in Strasbourg.

David P. Bennett
Mr. Bennett has served as our Principal Accounting Officer since July 2013. Mr. Bennett served as Vice President, Finance from 2009 to 2014, Corporate Controller from 2011 to 2013 and Senior Vice President, Finance from 2014. Prior to joining us in 2005, he was a Senior Manager at Deloitte and Touche LLP. Mr. Bennett is a certified public accountant and earned a B.S. in Business and Administration with an emphasis in Accounting and Finance from the University of Colorado Boulder.

Paul J. Humphries
Mr. Humphries has served as our President, Flex Reliability Solutions since April 2020. From April 2011 to March 2020, Mr. Humphries served as our President, High Reliability Solutions. From April 2006 to April 2011, Mr. Humphries served as our Executive Vice President of Human Resources. Prior to that Mr. Humphries served as SVP Global Operations for our mechanicals business unit from April 2000 to April 2006. He holds a BA (Hons) in Applied Social Studies from Lanchester Polytechnic (now Coventry University) and post-graduate certification in human resource management from West Glamorgan Institute of Higher Education. Mr. Humphries also serves as a director of Superior Industries International, Inc. and of the Silicon Valley Education Foundation.

Scott Offer
Mr. Offer has served as our Executive Vice President and General Counsel since September 2016. Previously, he served as Senior Vice President and General Counsel at Lenovo from January 2016 until August 2016 and had served as Chief Counsel for the Lenovo Mobile Business Group since October 2014. Prior to that, he served as Senior Vice President and General Counsel, Motorola Mobility, a Google company, from August 2010 and Senior Vice President and General Counsel, Motorola Mobility, Inc. from July 2010. Prior to that, he held several senior positions at Motorola. Prior to joining Motorola, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in the United Kingdom and United States.

Equity Compensation Plan Information

As of March 31, 2020, we maintained our 2010 Plan and our 2017 Plan, which replaced our 2010 Plan with respect to further grants of equity awards. In addition, we maintained the NEXTracker, Inc. 2014 Equity Incentive Plan and the BrightBox Technologies, Inc. 2013 Stock Incentive Plan (as amended), which we assumed as part of acquisitions during fiscal years 2016 and 2017, respectively. The following table provides information about equity awards outstanding under these plans as of March 31, 2020. The below does not reflect the effect of our fiscal 2021 grants under the 2017 Plan and the vesting of awards in fiscal 2021.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	16,002,782	$ 11.10	10,487,784[2]
Equity compensation plans not approved by shareholders[3][4]	521,920[5]	$ 3.94	—
Total	**16,524,702[6]**	**$ 4.00**	**10,487,784[2]**

(1) The weighted-average exercise price does not take into account Ordinary Shares issuable upon the vesting of outstanding restricted share unit awards, which have no exercise price.

(2) Consists of Ordinary Shares available for grant under the 2017 Plan. The 2017 Plan provides for grants of up to 22.0 million Ordinary Shares, plus Ordinary Shares available for grant as a result of the forfeiture, expiration or termination of options and restricted share unit awards granted under the 2010 Plan (if such Ordinary Shares are issued under such other stock options or restricted share unit awards, they will not become available under the 2017 Plan).

(3) In connection with the acquisition of NEXTracker, Inc. on September 28, 2015, we assumed the NEXTracker, Inc. 2014 Equity Incentive Plan, including all outstanding options to purchase NEXTracker, Inc. common stock with exercise prices equal to, or less than, $7.34 per share. Each assumed option was converted into an option to acquire our Ordinary Shares at the applicable exchange rate of 1.4033. As a result, we assumed approximately 5.6 million unvested restricted stock units and unvested options with exercise prices ranging from between $0.08 and $10.65 per ordinary share. Options granted under this plan generally have an exercise price not less than the fair value of the underlying shares of NEXTracker, Inc. on the date of grant. The awards generally vest over four years, and options generally expire ten years from the date of grant. Unvested awards are forfeited upon termination of employment.

(4) In connection with the acquisition of BrightBox Technologies, Inc. on May 16, 2016, we assumed the BrightBox Technologies, Inc. 2013 Stock Incentive Plan (as amended), including all outstanding options to purchase BrightBox Technologies, Inc.'s common stock with exercise prices equal to, or less than, $0.08 per share. Each assumed option was converted into an option to acquire our Ordinary Shares at the applicable exchange rate of 6.4959. As a result, we assumed approximately 0.2 million unvested options with exercise prices ranging from between $0.45 and $0.52 per ordinary share. Options granted under this plan generally have an exercise price not less than the fair value of the underlying shares of BrightBox Technologies, Inc. on the date of grant. The options generally vest over four years, and options generally expire ten years from the date of grant. Unvested options are forfeited upon termination of employment.

(5) Consists of 457,561 and 12,313 Ordinary Shares issuable upon the exercise of outstanding stock options under the NEXTracker and BrightBox equity plans, respectively, and 33,830 and 18,216 Ordinary Shares issuable upon the vesting of restricted share unit awards and performance share unit awards, respectively, under the NEXTracker equity plan.

(6) Includes 16,050,640 Ordinary Shares issuable upon the vesting of restricted share unit and performance share unit awards and 474,062 Ordinary Shares issuable upon the exercise of outstanding stock options. For awards subject to market and free cash flow performance criteria, the amount reported reflects the number of shares to be issued if the target level is achieved. An additional 3,490,828 shares would be issued if the maximum market performance and free cash flow levels are achieved.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of June 8, 2020 except as otherwise indicated, regarding the beneficial ownership of our Ordinary Shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flex Ltd., No. 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of June 8, 2020 and Ordinary Shares subject to restricted share unit awards that vest within 60 days of June 8, 2020 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 497,769,563 Ordinary Shares outstanding on June 8, 2020 plus the number of Ordinary Shares that such person or group had the right to acquire on or within 60 days after June 8, 2020.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
5% Shareholders:		
PRIMECAP Management Company[1] 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	76,763,434	15.42%
FMR LLC[2] 245 Summer Street, Boston, MA 02210	50,399,122	10.12%
Wellington Management Co. LLP[3] 280 Congress Street, Boston, Massachusetts 02210	36,221,400	7.28%

Name of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Named Executive Officers and Directors:		
Revathi Advaithi[4]	140,206	*
Francois P. Barbier[5]	204,078	*
Douglas Britt[6]	199,226	*
Christopher Collier[7]	511,318	*
Paul Humphries[8]	474,113	*
Michael Capellas	223,592	*
Jill A. Greenthal[9]	36,168	*
Jennifer Li[9]	48,178	*
Marc Onetto[9][10]	109,408	*
Willy Shih, Ph.D. [9]	212,281	*
Charles K. Stevens, III[9]	36,168	*
Lay Koon Tan[9]	179,442	*

Name of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
William Watkins[9]	65,209	*
Lawrence Zimmerman[9]	123,955	*
All executive officers and directors as a group (16 persons)[11]	2,794,227	0.56%

* Less than 1%.

(1) Based on information supplied by PRIMECAP Management Company in an amended Schedule 13G filed with the SEC on February 12, 2020. PRIMECAP Management Company has sole voting power over 73,002,028 shares and sole dispositive power over 76,763,434 shares.

(2) Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on June 10, 2020. FMR LLC has sole voting power of 5,113,992 of these shares and sole dispositive power over 50,399,122 of these shares.

(3) Based on information supplied by Wellington Management Co. LLP in a Form 13F filed with the SEC on May 14, 2020.

(4) Includes 97,656 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

(5) Includes 90,562 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

(6) Includes 83,992 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 8, 2020. Also includes 5,426 shares owned by Mr. Britt's spouse.

(7) Includes 102,501 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

(8) Includes 91,176 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

(9) Includes 18,611 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

(10) Includes 90,797 shares held indirectly by a living trust, which Mr. Onetto is a trustee.

(11) Includes 682,017 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 8, 2020.

Certain Relationships and Related-Person Transactions

Review of Related-Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related-person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related-Person Transactions. The policy generally provides that the Nominating and Corporate Governance Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related-person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related-person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related-person's service as a director and/or owning, together with all other related-persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related-person transactions, and the Nominating and Corporate Governance Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related-Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the Company's Code of Business Conduct and Ethics on the Corporate Governance page of the Investor Relations section of our website at *www.flex.com.*

Transactions with Related-Persons

The wife of Mr. Britt, the former President, Flex Integrated Solutions of the Company, was employed by the Company for a portion of fiscal year 2020. Kelly Britt was employed as Senior Director Business Development for CEC and earned approximately $269,227 in salary, share awards, benefits, and severance during fiscal year 2020. Ms. Britt departed Flex in October 2019.

The employment and compensation of the family member described above was approved and established by the Company in accordance the Statement of Policy with Respect to Related-Person Transactions as described above and the family member's employment and compensation was in accordance with the Company's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

Other than the foregoing and the compensation agreements and other arrangements described under the sections entitled *"Executive Compensation"* of this proxy statement and *"Non-Management Directors' Compensation for Fiscal Year 2020"* of this proxy statement, during fiscal year 2020, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our Ordinary Shares or any member of their immediate family had or will have a direct or indirect material interest.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of such forms filed with the United States Securities and Exchange Commission and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2020 were met, except that due to an administrative oversight, Mr. Britt made one late filing on Form 4 concerning four transactions by his spouse. Mr. Britt disclaims beneficial ownership of these shares.

Shareholder Proposals for the 2021 Annual General Meeting

Shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2021 annual general meeting of shareholders must be received by us no later than February 26, 2021 in order to be deemed timely submissions. Any such shareholder proposals must be mailed to us at 6201 America Center Drive, San Jose, California, 95002, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals may be included in our proxy statement for the 2021 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Singapore Companies Act, as described in the following paragraph, and applicable rules and regulations promulgated by the SEC. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2021 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Singapore Companies Act, registered shareholders representing (i) at least 5% of the total voting rights of all registered shareholders having at the date of the requisition, the right to vote at the meeting to which the requisition relates, or (ii) not fewer than 100 registered shareholders holding shares in the Company on which there has been paid up an average sum of at least $500 per shareholder may, at their expense (unless the Company resolves otherwise), requisition that we include and give notice of their proposal for the 2021 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, and must be signed by all the requisitionists and be deposited at our registered office in Singapore, No. 2 Changi South Lane, Singapore 486123, at least six weeks prior to the date of the 2021 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2021 annual general meeting in the case of any other requisition.

Incorporation of Certain Documents by Reference

Flex incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2020:

- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk;" and
- Item 8, "Financial Statements and Supplementary Data."

Singapore Statutory Financial Statements

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2020, which was filed with the SEC on May 28, 2020, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2020. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Singapore Companies Act will be made available to our shareholders on our website at *https://investors.flex.com/financials* prior to the date of the 2020 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

● our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);

● supplementary financial statements (which reflect solely the Company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);

● a Directors' Statement; and

● the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2020.

Other Matters

Electronic Delivery of our Shareholder Communications

We have elected to provide access to our proxy materials to our shareholders by notifying them of the availability of our proxy materials on the Internet. On or about June 26, 2020, we will mail to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to access this proxy statement and our annual report and to submit their proxies via the Internet. If you hold your shares through a broker, bank or other nominee, rather than directly in your own name, your intermediary will either forward to you printed copies of the proxy materials or will provide you with instructions on how you can access the proxy materials electronically. For beneficial holders and registered shareholders who receive a Notice, instructions on how to request a printed copy of our proxy materials may be found in the Notice.

Information About the Meeting

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2020 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notice of the annual general meeting that accompanies this proxy statement.

Proxy Mailing
The Notice of Internet Availability of Proxy Materials (which we refer to as the Notice) or the proxy materials and the enclosed proxy card were first mailed on or about June 26, 2020 to shareholders of record as of June 8, 2020.

Costs of Solicitation
The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our Ordinary Shares forward copies of the proxies and other soliciting materials to persons for whom they hold Ordinary Shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained D.F. King & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $11,500, plus reimbursement of reasonable expenses.

Registered and Principal Executive Office
The mailing address of our registered office, which also constitutes our principal executive office, is No. 2 Changi South Lane, Singapore 486123.

Voting Rights and Solicitation of Proxies

The close of business on June 8, 2020 is the record date for shareholders entitled to notice of the 2020 annual general meeting. All of the Ordinary Shares issued and outstanding on August 7, 2020, the date of the annual general meeting, are entitled to be voted at the annual general meeting, and shareholders of record on August 7, 2020 and entitled to vote at such meeting will, on a poll, have one vote for each Ordinary Share so held on the matters to be voted upon. As of June 8, 2020, we had 497,769,563 Ordinary Shares outstanding.

Proxies

Ordinary shares represented by proxies in the forms made available in connection with this proxy statement that are properly executed and returned to us will be voted at the 2020 annual general meeting, as applicable, in accordance with our shareholders' instructions. If your Ordinary Shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name," you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form for you to use to direct how your shares should be voted.

Quorum and Required Vote

Representation at the 2020 annual general meeting of at least 33-1/3% of all of our issued and outstanding Ordinary Shares is required to constitute a quorum to transact business the 2020 annual general meeting.

- Consistent with the Company's historical practice, the chair of the 2020 annual general meeting will demand a poll in order to enable the Ordinary Shares represented in person or by proxy to be counted for voting purposes.
- The affirmative vote by a simple majority of the votes cast is required at the 2020 annual general meeting, to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 2, to approve the non-binding, advisory resolution regarding executive compensation contained in Proposal No. 3, to approve the ordinary resolution to amend and restate the Flex Ltd. 2017 Equity Incentive Plan contained in Proposal No. 4, to approve the ordinary resolution to allot and issue Ordinary Shares contained in Proposal No. 5, and to approve the ordinary resolution to renew the Share Purchase Mandate contained in Proposal No. 6.

Under the Singapore Companies Act and our Constitution, the shareholders may, by passing an ordinary resolution requiring the simple majority of affirmative votes of shareholders present and voting at an annual general meeting, remove an incumbent director and appoint another person as director to replace the removed director provided that such shareholders have satisfied the procedural requirements and deadlines set forth in the Companies Act and our Constitution.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are considered present and entitled to vote at the 2020 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee has not received directions from the beneficial owner and does not have discretionary power to vote on that particular proposal. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against Proposal No. 2 regarding the re-appointment of our independent auditors, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals.** If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this proxy statement other Proposal No. 2 regarding the re-appointment of our independent auditors.

If you are a registered shareholder and you vote by proxy card without giving specific instructions, your shares represented by proxies will be voted in accordance with the recommendations of the Board (see Voting Matters at the Annual General Meeting, above) at the 2020 annual general meeting.

Our management does not know of any matters to be presented at the 2020 annual general meeting other than those set forth in this proxy statement and in the notices accompanying this proxy statement. If other matters should properly be put before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2020 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your Ordinary Shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2020 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

Notice & Proxy Statement

Annual Report

Shareholder Info

Singapore Financial Statements; Monetary Amounts

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are posted to our website at *https://investors.flex.com/financials*. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

Our management does not know of any matters to be presented at the 2020 annual general meeting other than those set forth herein and in the notice accompanying this proxy statement. If any other matters are properly presented for a vote at the 2020 annual general meeting, the enclosed proxies confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy, as to those matters.

It is important that your shares be represented at the 2020 annual general meeting, regardless of the number of shares you hold. **We urge you to promptly execute and return the accompanying proxy card in the envelope that has been enclosed for your convenience, or to vote or give voting instructions in accordance with the proxy card or Notice.**

Registered shareholders who are present at the 2020 annual general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports for our beneficial shareholders. This means that only one copy of our proxy materials and our Annual Report on Form 10-K may have been sent to multiple shareholders in your household, unless your bank, broker or nominee received contrary instructions from one or more shareholders in your household. If you want to receive separate copies of our proxy materials or annual reports in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder. We will promptly deliver a separate copy of either document to you if you request one by writing or calling us at the contact information listed later on this page.

We incorporate by reference information from Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2020, "Share-Based Compensation," included in our Annual Report on Form 10-K and the sections entitled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." Upon request, we will furnish without charge by first class mail or other

equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (not including exhibits). You may request a copy of such information, at no cost, by writing or telephoning us at:

Flex Ltd.
6201 America Center Drive
San Jose, California 95002 U.S.A.
Telephone: (408) 577-4632

Web links throughout this proxy statement are provided for convenience only, and the content on the referenced websites does not constitute part of this proxy statement.

Cautionary Note Regarding Forward-Looking Statements:

Except for historical information contained herein, certain matters included in this proxy statement are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements Additional information concerning these and other risks is described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our reports on Forms 10-K and 10-Q that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Upon request, we will furnish without charge to each person to whom this proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2020. You may request a copy of this information at no cost, by writing or telephoning us at:

Flex Ltd.
6201 America Center Drive
San Jose, California 95002 U.S.A.
Telephone: (408) 577-4632

Annex A: Amended And Restated 2017 Equity Incentive Plan

FLEX LTD.

2017 EQUITY INCENTIVE PLAN
(AS AMENDED AND RESTATED AS OF __, 2020)

Article 1.   Purposes of the Plan

The purposes of the Flex Ltd. 2017 Equity Incentive Plan (as it may be amended from time to time, the "Plan") are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants, to give recognition to the contributions made or to be made by Outside Directors to the success of the Company and to promote the success of the Company's business by linking the personal interests of Employees, Directors and Consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders.

Article 2.   Definitions

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

2.1   "Affiliate" means any corporation or other entity (including but not limited to partnerships and joint ventures) which is, directly or indirectly through one or more intermediary entities controlled by, or under common control with, the Company.

2.2   "Award" means an award of an Option, SAR, Performance Share, Performance Unit, Restricted Share Unit, or any other right or benefit, including any other Share-Based Award under ARTICLE 8, granted to a Participant pursuant to the Plan.

2.3   "Award Agreement" means any written agreement, contract, or other instrument or document evidencing the terms and conditions of an Award, including through electronic medium.

2.4   "Board" means the Board of Directors of the Company.

2.5   "Change of Control" shall mean the occurrence of any of the following events:

(a)   A transaction or series of transactions (other than an offering of the Shares to the general public through a registration statement filed with the Securities and Exchange Commission ("SEC")) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b)   During any one-year period, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than any one or more Directors designated by any person who shall have entered into an agreement with the Company in connection with any transaction described in Section 2.5(a) or Section 2.5(c) hereof) whose election or appointment by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the one-year period (other than vacant seats) or whose election or appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board pursuant to a transaction or other mechanism outside of the normal election process of Directors under the Companies Act and/or the Company's Constitution; or

(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:

(i)   Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group, beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however,* that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's shareholders approve a liquidation or dissolution of the Company.

A transaction will not constitute a Change of Control or other consolidating event if effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity (including where the Company is succeeded by an issuer incorporated under the laws of another state, country or foreign government for such purpose and whether or not the Company remains in existence following such transaction) where all or substantially all of the persons or group that beneficially own all or substantially all of the combined voting power of the Company's voting securities immediately prior to the transaction beneficially own all or substantially all of the combined voting power of the Company in substantially the same proportions of their ownership after the transaction. The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

2.6 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the Compensation Committee of the Board, or such other committee appointed by the Board to administer the Plan.

2.8 "Companies Act" means the Companies Act (Cap 50) of Singapore, as amended.

2.9 "Company" means Flex Ltd., a company incorporated in Singapore, or any successor corporation.

2.10 "Consultant" means an individual consultant or independent contractor who provides services to the Company or any Parent, Subsidiary or Affiliate and who is a natural person, so long as such person (a) renders bona fide services that are not in connection with the offer or sale of the Company's securities in a capital raising transaction and (b) does not directly or indirectly promote or maintain a market for the Company's securities.

2.11 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Parent, Subsidiary or Affiliate qualified under Section 146 of the Companies Act (where applicable in the case of a Singapore incorporated company).

2.12 "Disability" means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determined physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment, such as a treating physician's written certification, sufficient to satisfy the Committee in its discretion. Notwithstanding the foregoing, for purposes of Incentive Stock Options granted under this Plan, "Disability" means that the Participant is disabled within the meaning of Section 22(e)(3) of the Code.

2.13 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

2.14 "Effective Date" and "Initial Effective Date" shall have the respective meanings set forth in Section 12.1 hereof.

2.15 "Eligible Individual" means any person who is an Employee, Director or Consultant, as determined by the Committee.

2.16 "Employee" means a full time or part time employee of the Company or any Parent, Subsidiary or Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or any Parent, Subsidiary or Affiliate for the relevant period, but shall exclude individuals who are classified by the Company or any Parent, Subsidiary or Affiliate as (a) leased from or otherwise employed by a third party, (b) independent contractors or (c) intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise. A Participant shall not cease to be an Employee in the case of (i) any vacation or sick time or otherwise approved paid time off in accordance with the Company or a Parent, Subsidiary or Affiliate's policy or (ii) transfers between locations of the Company or between the Company and/or any Parent, Subsidiary or Affiliate. Neither services as a Director nor payment of a director's fee by the Company or Parent, Subsidiary or Affiliate shall be sufficient to constitute "employment" by the Company or any Parent, Subsidiary or Affiliate.

2.17 "Fair Market Value" means, as of any given date, (a) if Shares are traded on any established stock exchange, the closing price of a Share as quoted on the principal exchange on which the Shares are listed, as reported in the Wall Street Journal (or such other source as the Committee may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Shares are not traded on an exchange but are regularly quoted on a national market or other quotation system, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) in the absence of an established market for the Shares of the type described in (a) or (b) of this Section 2.17, the fair market value established by the Committee acting in good faith. For purposes of a "net exercise" procedure for Options, the Committee may apply a different method for calculating Fair Market Value.

2.18 "Full-Value Award" means any Award other than an Option, SAR or other Award for which the Participant pays a minimum of the Fair Market Value of the Shares, as determined as of the date of grant.

2.19 "Gross Share Reserve" shall have the meaning set forth in Section 3.1(a).

2.20 "Incentive Stock Option" or "ISO" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.21 "Insider" means an officer or Director of the Company or any other person whose transactions in the Company's Shares are subject to Section 16 of the Exchange Act.

2.22 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.23 "Option" means a right granted to a Participant pursuant to ARTICLE 5 to purchase a specified number of Shares at a specified price during specified time periods. An Option may either be an Incentive Stock Option or a Non-Qualified Stock Option.

2.24 "Ordinary Shares" or "Shares" means ordinary shares in the capital of the Company for delivery under this Plan, and any successor security.

2.25 "Outside Director" means a member of the Board who is not an Employee.

2.26 "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns Shares possessing more than 50% of the total combined voting power of all classes of Shares in one of the other corporations in such chain or a "parent corporation" within the meaning of Section 424(e) of the Code.

2.27 "Participant" means any Eligible Individual who, as a Director, Employee or Consultant, has been granted an Award pursuant to the Plan.

2.28 "Performance Criteria" means such factors as may be selected by the Committee, in its sole discretion, to determine whether the Performance Goals established by the Committee and applicable to Awards have been satisfied, including without limitation, the following measures:

(a) Net revenue and/or net revenue growth;

(b) Earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;

(c) Operating income and/or operating income growth;

(d) Net income and/or net income growth;

(e) Cash flow, operating income, or net income margins;

(f) Earnings per share and/or earnings per share growth;

(g) Total shareholder return and/or total shareholder return growth;

(h) Share price;

(i) Return on equity;

(j) Operating or free cash flow;

(k) Economic value added;

(l) Return on invested capital;

(m) Environmental, social and governance objectives; and

(n) Individual objectives.

2.29 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance, the performance of a Parent, Subsidiary or Affiliate, the performance of a division or a business unit of the Company or a Parent, Subsidiary or Affiliate, or the performance of an Eligible Individual, and may, as applicable, be measured either on an absolute basis or relative to a pre-established target, to a previous period's results, or to a designated comparison group or index. Any Performance Goals based on financial metrics may be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles"), and may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP or under IASB Principles. The Committee, in its discretion, may provide for the appropriate adjustment or modification of the Performance Goals for such Performance Period to reflect any Extraordinary Events or any other events or occurrences for which the Committee determines an adjustment or modification should be made. "Extraordinary Events" means any objectively determinable component of a Performance Goal, including without limitation, foreign exchange gains and losses, asset write downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, unusual or noncash items, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, or changes in law or accounting principles.

2.30 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a performance-based Award.

2.31 "Performance Share" means a right granted to a Participant pursuant to Section 8.2 hereof, to receive a payment which is contingent upon achieving certain Performance Goals, and shall be evidenced by a bookkeeping entry representing the equivalent of one Share.

2.32 "Performance Unit" means a right granted to a Participant pursuant to Section 8.3 hereof, to receive a payment which is contingent upon achieving certain Performance Goals, and shall be evidenced by a bookkeeping entry representing the equivalent of the unit of value.

2.33 "Plan" means this Flex Ltd. 2017 Equity Incentive Plan, as it may be amended from time to time.

2.34 "Prior Plan(s)" means the Company's 2001 Equity Incentive Plan and/or the Company's 2010 Equity Incentive Plan.

2.35 "Restricted Share Unit" means an Award granted pursuant to Section 8.4 hereof and shall be evidenced by a bookkeeping entry representing the equivalent of one Share.

2.36 "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

2.37 "Share-Based Award" means any Award that may be settled in Shares granted under ARTICLE 8 of this Plan.

2.38 "Share Appreciation Right" or "SAR" means a right granted pursuant to ARTICLE 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the grant price on the date the SAR was granted as set forth in the applicable Award Agreement.

2.39 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, and any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company. For purposes of granting Options or any other "stock rights" within the meaning of Section 409A of the Code, an entity shall not be considered a Subsidiary if granting such stock right would result in the stock right becoming subject to Section 409A of the Code.

2.40 "Substitute Awards" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate merges.

2.41 "Termination of Service" or "Terminated" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an Employee, Director or Consultant. An Employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) vacation leave, (iii) military leave, (iv) transfers of employment between the Company and any Parent, Subsidiary or Affiliate, or (iv) any other leave of absence approved by the Committee, provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to Employees in writing. In the case of any Employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the applicable Award Agreement. The divestiture of all or part of a Subsidiary, business unit or division as a result of which the Participant no longer provides services as an Employee, Director or Consultant to the Company or any Parent, Subsidiary or Affiliate shall be considered a Termination of Service for purposes of the Plan. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

Article 3.   Shares Subject to the Plan and Limitations

3.1 Number of Shares Available.

(a) Subject to ARTICLE 10, as of the Effective Date, the total number of Shares reserved and available for grant and issuance pursuant to this Plan (including upon the exercise of an Incentive Stock Option) will be 31,587,784 Shares, less one (1) Share for every one (1) Share that was subject to an Award granted under the Plan after March 31, 2020 and prior to the Effective Date. Since the Initial Effective Date, the total number of Shares reserved and available for grant and issuance pursuant to this Plan (including upon the exercise of an Incentive Stock Option) will be 43,100,000 Shares, less one (1) Share for every one (1) Share that was subject to an Award granted under the Plan after March 31, 2020 and prior to the Effective Date (the "Gross Share Reserve"). The Shares authorized for delivery to Participants under this Plan of up to the number of Shares in the Gross Share Reserve may be used to grant Incentive Stock Options ("ISOs") during the term of this Plan. Any Shares that are subject to an Award shall be counted against this limit as one (1) Share for every one (1) Share granted or subject to grant for any such Award. After August 15, 2017, the date the shareholders of the Company originally approved the Plan, no awards may be granted under the Prior Plans.

To the extent that an Award, including, after August 15, 2017, the date the shareholders of the Company originally approved the Plan, any previous outstanding awards granted under any Prior Plan, terminates, is forfeited, is canceled, expires, lapses for any reason, or is settled in cash (in whole or in part), the Shares in respect of which the Award (or, after August 15, 2017, the award granted under a Prior Plan) terminates, is forfeited, is canceled, expires, lapses or is settled in cash, shall again be available for the grant of an Award pursuant to the Plan.

(b) Any Shares withheld to satisfy the grant or Exercise Price and/or tax withholding obligation pursuant to any Award (or, after August 15, 2017, an award under any Prior Plan), whereby the Participant shall be (i) deemed to have waived his right to delivery of the full number of Shares in respect of which the Award (or award under any Prior Plan) is exercised or is settled; and (ii) deemed to have agreed to receive the number of Shares (after deducting the number of Shares withheld) as calculated by the Committee in its absolute discretion, shall not again become available for grant under Section 3.1(a) (or, in the case of an award under any Prior Plan, shall not become available for grant under Section 3.1(a)). For the avoidance of doubt, upon the exercise of a SAR (or, after August 15, 2017, a stock appreciation right under any Prior Plan), the gross number of Shares for which the SAR is exercised shall be deducted from the aggregate number of Shares which may be issued under Section 3.1(a) (or, in the case of a stock appreciation right under any Prior Plan, any Shares for which the stock appreciation right is exercised but not issued, shall not become available for grant under Section 3.1(a)) regardless of the number of Shares delivered to the applicable Participant. To the extent permitted by applicable law, including the Companies Act, if the Exercise Price of an Option (or, after August 15, 2017, the exercise price of an option under any Prior Plan) is paid by Shares tendered by the Participant (either actually or by attestation), the gross number of Shares for which the Option is exercised shall be deducted from the aggregate number of Shares which may be issued under Section 3.1(a) (or, in the case of an option under any Prior Plan, any Shares for which the option is exercised but not issued, shall not become available for grant under Section 3.1(a)) regardless of the number of Shares delivered to the applicable Participant. Shares issued under Substitute Awards that qualify for an exemption from the applicable shareholder-approval requirements under Nasdaq Listing Rule 5635(c) or its successor shall not reduce the Shares authorized for grant under the Plan and shall not be subject to the applicable limitations authorized for grant to a Participant under Section 3.3, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, cancelation, expiration, lapse or cash settlement as otherwise provided in Section 3.1(a).

3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist in whole or in part, of Shares allotted and issued and/or transferred to the Participant (which may in the case of a transfer of Shares and to the extent permitted by law, include Shares held by the Company as treasury Shares).

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to ARTICLE 10, the maximum number of Shares that are subject to or covered or measured by one or more Awards that may be granted to any one Participant during any calendar year shall be 10,000,000 Shares. Further, the maximum amount that may be paid in cash during any calendar year with respect to any one or more Awards shall be an amount equal to the preceding share limitation multiplied by the average daily trading price of the Shares during the preceding calendar year. In applying the foregoing limitation with respect to a Participant, to the extent that any Award is canceled, the canceled portion of the Award shall continue to count against the maximum number of Shares with respect to which an Award may be granted to a given Participant.

3.4 Limit on Non-Employee Director Compensation. The aggregate value of cash compensation and grant date Fair Market Value of Shares that may be paid or granted during any calendar year of the Company to any Outside Director shall not exceed $800,000.

3.5 Minimum Vesting Requirements. Notwithstanding any other provision of the Plan to the contrary, no Award granted under the Plan shall become exercisable or vested prior to the one-year anniversary of the date of grant (excluding, for this purpose, any (i) Substitute Awards, (ii) Awards to Outside Directors granted on or about the date of an annual general meeting of shareholders that vest on the day of or the day prior to the next annual general meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual general meeting, and (iii) Shares delivered in lieu of fully earned Outside Director cash compensation obligations); provided, however, that, such restriction shall not apply to Awards granted under this Plan with respect to the number of Shares which, in the aggregate, does not exceed five percent (5%) of the Gross Share Reserve under Section 3.1(a) (subject to Section 10.1). For the avoidance of doubt, this Section 3.5 does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability or a Change of Control, in the terms of the Award Agreement or otherwise.

Article 4. Eligibility and Participation.

4.1 Eligibility. Awards may be granted to Eligible Individuals; however, ISOs shall only be awarded to "employees" of the Company, or a Parent or Subsidiary within the meaning of Section 422 of the Code. A person may be granted more than one Award under this Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right by virtue of this Plan to receive an Award pursuant to this Plan.

Article 5.   Options

5.1   <u>General.</u> The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a)   <u>Exercise Price.</u> Other than in connection with Substitute Awards, the exercise price per Share ("Exercise Price") subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided that: (i) the Exercise Price shall not be less than 100% of the Fair Market Value of a Share on the date of grant and the Exercise Price of any ISO granted to a Ten Percent Shareholder (as set forth in <u>Section 5.2(c)</u> below) will not be less than 110% of the Fair Market Value of the Shares on the date of grant.

(b)   <u>Time and Conditions of Exercise.</u> The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided that the term of any Option granted under the Plan shall not exceed (i) ten (10) years from the date of grant thereof for Employees (other than Employees of Affiliates which are not related corporations (as defined under the Companies Act) of the Company); and (ii) five (5) years from the date of grant thereof for Outside Directors, Consultants and Employees of Affiliates which are not related corporations (as defined under the Companies Act) of the Company. The Committee shall also determine the performance goals or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)   <u>Payment.</u> The Committee shall determine the form and methods by which the Exercise Price of an Option may be paid, including, without limitation: (i) cash or check, (ii) through the withholding of Shares otherwise deliverable upon exercise of the Award, whereby the Participant shall be (1) deemed to have waived his right to delivery of the full number of Shares in respect of which the Option is exercised; and (2) deemed to have agreed to receive the number of Shares (after deducting the number of Shares which have a Fair Market Value on the date of exercise equal to the aggregate Exercise Price of the Shares as to which the Award shall be exercised) as calculated by the Committee in its absolute discretion, (iii) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the Financial Industry Regulatory Authority (a "<u>FINRA</u>" dealer) whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay the Exercise Price, and whereby the FINRA dealer irrevocably commits upon receipt of such Shares, to remit such amounts to the Company provided that treasury shares shall be utilized for delivery in this connection, (iv) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Exercise Price where treasury shares shall be utilized for delivery in this connection; provided that payment of such proceeds is then made to the Company upon settlement of such sale, or (v) any combination of the foregoing methods of payment. The Committee shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director of the Company (as defined under the Companies Act from time to time) or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the Exercise Price of an Option, or continue any extension of credit with respect to the Exercise Price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act and/or Section 162 of the Companies Act.

(d)   <u>Evidence of Grant.</u> All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2   <u>Incentive Stock Options.</u> ISOs shall be granted only to "employees" of the Company, or a Parent or Subsidiary within the meaning of Section 422 of the Code, and the terms of any ISOs granted pursuant to the Plan, in addition to the requirements of <u>Section 5.1</u> hereof, must comply with the provisions of this <u>Section 5.2</u>.

(a)   <u>Expiration.</u> Subject to <u>Section 5.2(c)</u> hereof, an ISO shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i)   Ten (10) years from the date it is granted unless an earlier time is set forth in the Award Agreement;

(ii)   Three months after the Participant's Termination of Service; and

(iii)   One year after the date of the Participant's Termination of Service on account of Disability or death. Upon the Participant's Disability or death, any ISOs exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such ISO or dies intestate, by the person or persons entitled to receive the ISO pursuant to the applicable laws of descent and distribution.

(b)   <u>Dollar Limitation.</u> The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which ISOs are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that ISOs are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) <u>Ten Percent Shareholder.</u> An ISO shall be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of Shares of the Company (a "Ten Percent Shareholder") only if such Option is granted at an Exercise Price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) <u>Notice of Disposition.</u> The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares to the Participant.

(e) <u>Right to Exercise.</u> During a Participant's lifetime, an ISO may be exercised only by the Participant.

(f) <u>Failure to Meet Requirements.</u> Any Option (or portion thereof) purported to be an ISO, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 <u>Exemption from Section 409A.</u> It is intended that all Options granted under this Plan will be exempt from Section 409A of the Code.

5.4 <u>Substitution of SARs.</u> The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a SAR for such Option at any time prior to or upon exercise of such Option; provided, that such SAR shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable.

Article 6.   Grants to Outside Directors

6.1 <u>Types of Options and Shares.</u> Options granted under this Plan and subject to this <u>ARTICLE 6</u> shall be Non-Qualified Stock Options.

6.2 <u>Eligibility.</u> Options subject to this <u>ARTICLE 6</u> shall be granted only to Outside Directors. In no event, however, may any Outside Director be granted any Options under this <u>ARTICLE 6</u> if such grant is prohibited, or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with), in the jurisdiction in which such Outside Director is resident under the relevant securities laws of that jurisdiction.

6.3 <u>Vesting and Exercisability.</u> The date an Outside Director is granted an Option is referred to in this Plan as the "Start Date" for such Option. Each Option will vest and become exercisable according to the terms set forth by the Committee in the applicable Award Agreement as long as the Outside Director continuously remains a Director or a Consultant on each applicable vesting date. Notwithstanding anything to the contrary in <u>ARTICLE 5</u>, no Options granted to an Outside Director will be exercisable after the expiration of five (5) years from the date the Option is granted to such Outside Director. If the Outside Director is Terminated, the Outside Director may exercise his or her Options only to the extent that such Options would have been exercisable upon the Termination Date for such period as set forth in the Award Agreement. Notwithstanding any provision to the contrary, in the event of a Change of Control, the Committee may accelerate the vesting of all Options granted to Outside Directors in its discretion and such Options will become exercisable in full prior to the consummation of such Change of Control at such times and on such conditions as the Committee determines, and must be exercised, if at all, within three (3) months of the consummation of said Change of Control event.

6.4 <u>Exercise Price.</u> The Exercise Price of an Option granted under this <u>ARTICLE 6</u> shall be not less than 100% of the Fair Market Value of a Share on the Start Date.

Article 7.   Share Appreciation Rights

7.1 <u>Grant of SARs.</u>

(a) A SAR shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement, provided that the term of any SAR shall not exceed ten (10) years.

(b) A SAR shall entitle the Participant (or other person entitled to exercise the SAR pursuant to the Plan) to exercise all or a specified portion of the SAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Shares on the date the SAR is exercised over (B) the grant price of the SAR and (ii) the number of Shares with respect to which the SAR is exercised, subject to any limitations the Committee may impose.

7.2 <u>Grant Price.</u> The grant price per Share subject to a SAR shall be determined by the Committee and set forth in the Award Agreement; provided that, other than with respect to Substitute Awards, the per Share grant price for any SAR shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

7.3 <u>Payment and Limitations on Exercise.</u>

(a) Subject to <u>Section 7.3(b)</u> hereof, payment of the amounts determined under <u>Section 7.1(b)</u> hereof shall be in cash, in Shares (based on their Fair Market Value as of the date the SAR is exercised) or a combination of both, as determined by the Committee.

(b) To the extent any payment under Section 7.1(b) hereof is effected in Shares, it shall be made subject to satisfaction of all provisions of ARTICLE 5 pertaining to Options.

Article 8.   Other Types of Share-Based Awards

8.1   <u>General Restrictions on Share-Based Awards.</u> Share-Based Awards granted under this <u>ARTICLE 8</u> may be based on the achievement of Performance Goals as determined by the Committee and/or on the completion of a specified number of years or period of service with the Company or a Parent, Subsidiary, or Affiliate of the Company. As soon as practicable following the completion of the Performance Period or Periods applicable to a performance-based Award, the Committee shall determine the extent to which the applicable Performance Goals have been achieved and, as applicable, the resulting final value of the Award earned by the Participant. Any rights to dividends or dividend equivalents are subject to <u>Section 9.8</u>.

8.2   <u>Performance Share Awards.</u> Performance Share Awards shall be denominated in a number of Shares and may be linked to any one or more of the Performance Criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period or Periods determined by the Committee.

8.3   <u>Performance Unit Awards</u>. Performance Unit Awards shall be denominated in units of value which may include the dollar value of Shares and may be linked to any one or more of the Performance Criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period or Periods determined by the Committee.

8.4   <u>Restricted Share Units.</u> Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement evidencing the grant of the Restricted Share Units. Restricted Share Unit Awards shall be denominated in unit equivalents of Shares and/or units of value including the dollar value of Shares, in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. On the settlement date, the Company shall, subject to <u>Section 9.7</u>, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited. Alternatively, settlement of Restricted Share Units may be made in cash or any combination of cash and Shares, as determined by the Committee, in its sole discretion, at the time of grant of the Restricted Share Units.

8.5   <u>Other Share-Based Awards</u>. The Committee is authorized under the Plan to make any other Award to an Eligible Individual that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of Performance Criteria or other conditions, or (iii) any other security with the value derived from the value of the Shares. The Committee may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Participants on such terms and conditions as determined by the Committee from time to time.

8.6   <u>Term</u>. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Units, Restricted Share Units and any other Share-Based Award granted pursuant to this <u>ARTICLE 8</u> shall be set by the Committee in its discretion.

8.7   <u>Form of Paymen</u>t. Payments with respect to any Awards granted under this <u>ARTICLE 8</u> shall be made in cash, in Shares or a combination of both, as determined by the Committee, at the time of grant of the Awards.

8.8   <u>Timing of Settlement</u>. At the time of grant and subject to <u>Section 9.7</u>, the Committee shall specify the settlement date applicable to an Award of Performance Shares, Performance Units, Restricted Share Units or any other Share-Based Award granted pursuant to this <u>ARTICLE 8</u>, which shall be no earlier than the vesting date(s) applicable to the relevant Award and may be later than the vesting date(s) to the extent and under the terms determined by the Committee.

Article 9.   Provisions Applicable to Awards

9.1   <u>Stand-Alone and Tandem Awards</u>. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2   <u>Award Agreement.</u> Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event of a Participant's Termination of Service, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3   <u>Limits on Transfer.</u> No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than to or in the favor of the Company or a Parent, Subsidiary or Affiliate to the extent permitted by and in accordance with the provisions of the Companies Act. Except as otherwise provided herein, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Outside Directors). The Committee by express provision in the Award Agreement or an amendment thereto may, subject to applicable laws, permit an Award (other than an ISO) to be transferred to, exercised by and paid to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's Termination of Service or employment with the Company or a Parent, Subsidiary or Affiliate to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities. For the avoidance of doubt, Options and SARs may not be transferred to a third-party financial institution for value.

9.4 <u>Termination of Service.</u> Any Award granted under this Plan to a Participant who is an Employee or Director shall only be exercisable or payable while the Participant is an Employee or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that any Award may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change of Control, or because of the Participant's retirement, death or Disability, or otherwise. The effect of a Participant's Termination of Service on a Participant's performance-based Award shall be as determined by the Committee and set forth in the Award Agreement evidencing such performance-based Award or in another written agreement entered into between the Company and the Participant.

9.5 <u>Beneficiaries.</u> Notwithstanding Section 9.3 hereof, a Participant may, if permitted by the Committee and any applicable local laws, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to either the person's estate or legal representative or the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution (or equivalent laws outside the U.S.). Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.6 <u>Share Certificates.</u> Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise or vesting of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All certificates evidencing Shares delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state local, securities or other laws, including laws of jurisdictions outside of Singapore and the United States, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any certificate evidencing Shares to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

9.7 <u>Deferrals.</u> The Committee may, in an Award Agreement or otherwise, provide or permit for the deferred delivery of Shares or cash upon settlement, vesting or other events with respect to Performance Shares, Performance Units, Restricted Share Units, or other Share-Based Awards, as applicable. Notwithstanding anything herein to the contrary, in no event will an election to defer the delivery of Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. None of the Company, the Board or the Committee shall have any liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Company, the Board or the Committee.

9.8 <u>Dividends and Dividend Equivalents.</u> No dividends may be paid to a Participant with respect to an Award prior to the vesting of such Award. A Full-Value Award may provide for dividends or dividend equivalents to accrue on behalf of a Participant as of each dividend payment date during the period between the date the Award is granted and the date the Award is exercised, vested, expired, credited or paid, and to be converted to vested cash or Shares at the same time and in all events subject to the same restrictions and risk of forfeiture to the same extent as the Award with respect to which such dividend or dividend equivalents have been credited and shall not be paid until and unless the underlying Award vests.

Article 10. Changes in Capital Structure

10.1 Adjustments. Should any change be made to the Shares issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off, extraordinary cash dividend or other change affecting the outstanding Shares as a class without the Company's receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any Participant may be granted Awards under the terms of the Plan or that may be granted generally under the terms of the Plan, and (iii) the number and/or class of securities and price per Share in effect under each Award outstanding under ARTICLE 5 through ARTICLE 8. Such adjustments to the outstanding Awards are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such Awards. Notwithstanding anything herein to the contrary, an adjustment to an Award under this Section 10.1 may not be made in a manner that would result in the grant of a new Option or SAR under Code Section 409A. The adjustments determined by the Committee shall be final, binding and conclusive.

10.2 Change of Control.

(a) Notwithstanding Section 10.1 hereof, and except as may otherwise be provided in any applicable Award Agreement or other plan or written agreement entered into between the Company and a Participant, if a Change of Control occurs and a Participant's Full-Value Awards are not converted, assumed, or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Full-Value Awards shall automatically vest and all forfeiture restrictions on such Awards shall lapse immediately prior to the Change of Control and following the consummation of such Change of Control, the Award shall terminate and cease to be outstanding. Further, if a Change of Control occurs and a Participant's Options or SARs are not converted, assumed or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Options or SARs outstanding at the time of the Change of Control, shall automatically vest and become fully exercisable immediately prior to the Change of Control and thereafter shall automatically terminate. In the event that the terms of any agreement (other than the Award Agreement) between the Company or any Subsidiary or Affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 10.2(a), this Section 10.2(a) shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. The determination of comparability in this Section 10.2(a) shall be made by the Committee, and its determination shall be final, binding and conclusive.

(b) Where Awards are assumed or continued after a Change of Control, the Committee may provide that one or more Awards will automatically accelerate upon an involuntary Termination of Service within a designated period (not to exceed eighteen (18) months) following the effective date of such Change of Control. If the Committee so determines, any such Award shall accordingly, upon an involuntary Termination of Service following a Change of Control, become fully exercisable and all forfeiture restrictions on such Awards shall lapse.

(c) The portion of any Incentive Stock Option accelerated in connection with a Change of Control shall remain exercisable as an Incentive Stock Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such Option shall be exercisable as a Non-Statutory Option under the U.S. federal tax laws.

10.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of Shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or the Exercise Price of any Award.

Article 11. Administration

11.1 Authority of Committee. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) designate Eligible Individuals to receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Awards to be granted and the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate of the Company;

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(g) grant waivers of Plan or Award conditions;

(h) determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the Exercise Price or grant price, any restrictions or limitations on the Award, any schedule for the lapse of forfeiture restrictions or restrictions on the exercisability of an Award, vesting, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) determine whether the Performance Goals under any performance-based Award have been met;

(k) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(l) determine the methods that may be used to pay the Exercise Price or grant price of an Award;

(m) establish, adopt, or revise any rules and regulations including adopting sub-plans to the Plan as the Committee may deem necessary or advisable under local law;

(n) suspend or terminate the Plan at any time provided that such suspension or termination does not impair the rights and obligations under any outstanding Award without written consent of the affected Participant;

(o) determine the Fair Market Value of the Shares for any purpose;

(p) subject to the provisions of the Plan, including Section 13.1, amend, modify, extend, cancel or renew any Award; and

(q) make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

11.2 <u>Committee Discretion.</u> Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan.

11.3 <u>Delegation of Authority.</u> To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than Insiders. For the avoidance of doubt, provided it meets the limitation in the preceding sentence, this delegation shall include the right to modify Awards as necessary to accommodate changes in the laws or regulations, including in jurisdictions outside the United States. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.3 shall serve in such capacity at the pleasure of the Committee.

Article 12. Effective and Expiration Date

12.1 <u>Effective Date.</u> The Plan was originally effective as of the date the Plan was adopted by the Board (the "Initial Effective Date"). The effective date of the amendment and restatement of this Plan shall be the date the amended and restated Plan is approved by the Company's shareholders at the 2020 annual general meeting of shareholders (the "Effective Date"). The amended and restated Plan will be deemed to be approved by the shareholders at the 2020 annual general meeting of shareholders if it is approved by a majority of the votes cast and a quorum representing the requisite percentage of outstanding voting shares is, either in person or by proxy, present and voting on the amended and restated Plan.

12.2 <u>Expiration Date.</u> The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Initial Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Initial Effective Date. Any Awards that are outstanding on the tenth anniversary of the Initial Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 13. Amendment, Modification, and Termination

13.1 <u>Amendment, Modification, and Termination.</u> The Committee has complete and exclusive power and authority to amend, terminate or modify the Plan (or any component thereof) in any or all respects whatsoever. However, no such amendment or modification shall materially and adversely affect rights and obligations with respect to Awards at the time outstanding under the Plan, unless the Participant consents to such amendment, other than to the extent necessary to comply with applicable income tax laws and regulations. In addition, the Committee may not, without the approval of the Company's shareholders, amend the Plan to (i) materially increase the maximum number of Shares issuable under the Plan or the maximum number of Shares for which any one individual participating in the Plan may be granted Awards, (ii) materially modify the eligibility requirements for Plan participation, (iii) materially increase the benefits accruing to

Participants or (iv) in any manner that requires such shareholder approval under Nasdaq or other stock exchange listing requirements then applicable to the Company. Further, other than pursuant to ARTICLE 10, the Committee shall not without the approval of the Company's shareholders (a) lower the Exercise Price of an Option or grant price of a SAR after it is granted, (b) cancel an Option or SAR when the Exercise Price or grant price exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change of Control or Substitute Awards), or (c) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the Nasdaq Stock Market (or such other principal U.S. national securities exchange on which the Shares are traded).

13.2 <u>Awards Previously Granted</u>. Except with respect to amendments made pursuant to Section 14.13 hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant; provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Participant.

Article 14. General Provisions

14.1 <u>No Rights to Awards.</u> No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

14.2 <u>No Shareholders Rights.</u> Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award, including the right to vote or receive dividends, until the Participant becomes the owner of such Shares, notwithstanding the exercise or vesting of an Option or other Award.

14.3 <u>Withholding.</u> The Company or any Subsidiary or Affiliate, as appropriate, shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, or local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan or to take such other action as may be necessary in the opinion of the Company or a Parent, Subsidiary or Affiliate, as appropriate, to satisfy withholding obligations for the payment of taxes by any means authorized by the Committee. No Shares shall be delivered hereunder to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Committee for the satisfaction of these tax obligations with respect to any taxable event concerning the Participant or such other person arising as a result of Awards made under this Plan.

14.4 <u>No Right to Employment or Services.</u> Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Parent, Subsidiary or Affiliate.

14.5 <u>Unfunded Status of Awards.</u> The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary or Affiliate.

14.6 <u>Relationship to other Benefits.</u> No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, termination programs and/or indemnities or severance payments, welfare or other benefit plan of the Company or any Parent, Subsidiary or Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder, or as expressly provided by applicable law.

14.7 <u>Expenses.</u> The expenses of administering the Plan shall be borne by the Company and/or its Subsidiaries and/or Affiliates.

14.8 <u>Titles and Headings.</u> The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.9 <u>Fractional Shares.</u> No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down as appropriate.

14.10 <u>Limitations Applicable to Section 16 Persons.</u> Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14.11 <u>Government and Other Regulations.</u> The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations of Singapore and the United States and jurisdictions outside of Singapore and United States, and to such approvals by government agencies, including government agencies in jurisdictions outside of Singapore and the United States, in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Shares under any applicable law in Singapore or the United States or in a jurisdiction outside of Singapore or the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. The Company shall be under no obligation to register Shares issued or paid pursuant to the Plan under the Securities Act. If the Shares issued pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

14.12 <u>Governing Law.</u> The Plan and all Award Agreements, and all controversies thereunder or related thereto, shall be construed in accordance with and governed by the laws of the State of California, without regard to principles of conflict of laws.

14.13 <u>Section 409A.</u> Except as provided in <u>Section 14.14</u> hereof, to the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Initial Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Initial Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Initial Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section. Should any payments made in accordance with the Plan to a "specified employee" (as defined under Section 409A of the Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant's "separation from service" (as defined under Section 409A of the Code), that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six (6) months after the Participant's separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, will be paid in a lump sum on the earlier of the date that is six (6) months and one day after the Participant's date of separation from service or the date of the Participant's death. For purposes of Section 409A of the Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments

14.14 <u>No Representations or Covenants with respect to Tax Qualification.</u> Although the Company may endeavor to (i) qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States (e.g., Incentive Stock Options) or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Plan, including <u>Section 14.13</u> hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

14.15 <u>Prior Section 162(m).</u> Upon the Effective Date, the amended and restated Plan eliminates certain restrictions on awards granted to a "covered employee" as defined in Section 162(m)(3) of the Code and the regulations promulgated thereunder, intended to result in qualified performance-based compensation for the purposes of Section 162(m) of the Code as applicable to the Company before its first taxable year beginning after December 31, 2017 ("Prior 162(m)"). Any award granted before April 1, 2018 to a covered employee and intended to result in qualified performance-based compensation under Prior 162(m) will continue to be subject to the terms of the Plan as in effect before the Effective Date.

14.16 <u>Recoupment.</u> All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts (or has adopted, including the Executive Incentive Compensation Recoupment Policy, as amended from time to time), including any clawback policy the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate.

Annex B: Reconciliation of GAAP to Non-GAAP Financial Measures Flex Ltd Reconciliation of GAAP to Non-GAAP Financial Measures

	Twelve-Month Periods Ended	
(In thousands, except per share amounts)	March 31, 2020	March 31, 2019
GAAP gross profit	$ 1,337,956	$ 1,517,775
Stock-based compensation expense	15,174	19,554
Customer related asset impairments[1]	101,578	46,684
Restructuring charges[2]	190,424	99,005
New revenue standard adoption impact[3]	-	9,291
Legal and other[4]	22,701	15,123
Non-GAAP gross profit	$ 1,667,833	$ 1,707,432
GAAP income before income taxes	$ 158,485	$ 182,126
Intangible amortization	64,106	74,396
Stock-based compensation expense	71,546	76,032
Customer related asset impairments[1]	105,940	87,093
Restructuring charges[2]	216,407	113,313
New revenue standard adoption impact[3]	-	9,291
Legal and other[4]	26,270	35,644
Other charges, net[5]	91,550	110,414
Interest and other, net[5]	163,727	183,454
Non-GAAP operating income	$ 898,031	$ 871,763
GAAP provision for income taxes	$ 70,906	$ 88,727
Intangible amortization benefit	8,379	8,888
Other tax related adjustments[6]	(30,579)	(20,439)
Tax benefit on restructuring and other[6]	56,030	7,573
Non-GAAP provision for income taxes	$ 104,736	$ 84,749
GAAP net income	$ 87,579	$ 93,399
Intangible amortization	64,106	74,396
Stock-based compensation expense	71,546	76,032
Restructuring charges[2]	216,407	113,313
Customer related asset impairments[1]	105,940	87,093
New revenue standard adoption impact[3]	-	9,291
Legal and other[4]	26,453	35,644
Other charges, interest and other, net[5]	93,411	109,980
Adjustments for taxes[6]	(33,830)	3,978
Non-GAAP net income	$ 631,612	$ 603,126
Diluted earnings per share:		
GAAP	$ 0.17	$ 0.18
Non-GAAP	$ 1.23	$ 1.14
Diluted shares used in computing per share amounts	512,437	530,070
Net cash used in operating activities[7]	$ (1,533,276)	$ (2,971,024)
Add: Cash collection of ABS positions and other[7]	2,561,619	3,605,299
Less: Net capital expenditures	(355,995)	(631,387)
Adjusted Free Cash Flow	$ 672,348	$ 2,888

(1) Customer related asset impairments for the three-month and twelve-month periods ended March 31, 2020 and March 31, 2019 primarily relate to additional provision for doubtful accounts receivable, asset impairment, and reserves for excess and obsolete inventory for certain customers experiencing financial difficulties and/or related to inventory that will not be recovered due to significant reductions in future customer demand as the Company reduces its exposure to certain higher volatility businesses.

(2) During the first half of fiscal year 2020 in connection with the recent geopolitical developments and uncertainties, primarily impacting one customer in China, the Company experienced a reduction in demand for products assembled for that customer. As a result, the Company accelerated its strategic decision to reduce its exposure to certain high-volatility products in both China and India. The Company also initiated targeted activities to restructure its business to further reduce and streamline its cost structure. During fiscal year 2020, the Company recognized $216.4 million of restructuring charges. The Company incurred cash charges of approximately $159.3 million, that were predominantly for employee severance, in addition to non-cash charges of $57.1 million, primarily related to asset impairments.

During fiscal year 2019, the Company completed the wind-down of our Nike operations in Mexico and recognized in total $66 million for the fiscal year. The charge primarily consisted of non-cash asset impairments.

(3) During the first quarter of fiscal year 2019, the Company amended certain non-substantive terms of its existing contracts for its smaller customers. The amendments removed the consideration regarding over-time recognition under ASC 606. Accordingly, these customer contracts are now accounted for consistent with prior accounting and revenue is recognized upon shipment of product.

(4) Legal and other consists primarily of costs not directly related to ongoing or core business results such as (i) costs incurred relating to the independent investigation undertaken by the Audit Committee of the Company's Board of Directors completed in June 2018, (ii) certain charges related to Multek China that was divested in the second quarter of fiscal year 2019, (iii) certain direct and incremental costs associated with the disengagement of a certain customer in the second, third, and fourth quarters of fiscal year 2020, and (iv) certain gains resulting from the recognition of prior year expenses paid to the government now considered probable of recovery and reasonably estimable due to a favorable tax ruling received in fiscal year 2020. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(5) During fiscal year 2020, and in connection with the Company's ongoing assessment of its investment portfolio strategy, the Company concluded that the carrying amounts of certain non-core investments were other than temporarily impaired and recognized a $97.7 million total impairment, of which $74.8 million was recorded in the fourth quarter. The impairments in the fourth quarter of fiscal year 2020 were primarily related to Elementum and certain other non-core investments, reflecting recent market valuation changes, in addition to capturing additional risks due to the economic challenges in light of COVID-19. This was offset by a $10.9 million realized gain from a distribution by one of our non-core investments in the fourth quarter of fiscal year 2020.

In addition, during fiscal year 2020, the Company incurred debt extinguishment costs of $7.2 million, related to full repayments of the Notes due February 2020 and Term Loan due November 2021.

During the last half of fiscal 2019, the Company reassessed its strategy with respect to its entire investment portfolio. As a result, the Company recognized an aggregate net charge related to investment impairments and dispositions of approximately $119 million and $193 million for the three-month and twelve-month periods ended March 31, 2019, respectively, primarily related to a non-core investment and Elementum.

During the first quarter of fiscal year 2019, the Company transferred primarily employees and equipment into Bright Machines which later received additional equity funding from third party investors upon which the Company deconsolidated the entity and recognized a gain of approximately $87 million in other income, net for the year ended March 31, 2019.

(6) During the third quarter of fiscal year 2020, the Company recorded $9.2 million related to the remeasurement of deferred tax positions with specific countries due to the change in their corporate income tax rates.

During the second quarter of fiscal year 2020, the Company recorded $8 million of withholding tax liabilities for future planned liquidations of certain legal entities.

During the fourth quarter of fiscal year 2019, the company incurred an expense of $15 million pertaining to initial implementation of advanced pricing arrangements finalized with the Mexican tax authorities during the fiscal year. The remaining balance is primarily related to adjustment for exchange rate fluctuation on income tax receivable position of an operating subsidiary recognized in a prior period.

In addition, the Company has included the tax effects of the various adjustments that are incorporated into Non-GAAP measures under tax benefits on restructuring and other.

(7) In the first quarter of fiscal year 2019, the adoption of the new cash flow accounting standard resulted in a reclassification of cash flows related to the collection of certain receivables sold through the Company's asset-backed receivable securitization ("ABS") program from operating activities to investing activities.

During the second quarter of fiscal year 2020, certain invoices were sold and transferred to certain financial institutions under a customer's supplier financing program. However, under the governing law in the jurisdiction of sale, the assignment of receivables is effective against third parties only upon registration of the transferred assets with a governmental agency. The Company was not able to complete the registration of the receivables before the end of the fiscal quarter and accordingly, the Company recognized the $336 million cash received from the financial institutions as cash inflow under other financing activities, net on the statement of cash flows. The Company subsequently registered all of the invoices in October 2019 and the $336 million cash was reflected as cash outflow under financing activities, net and operating cash inflow for the three-month period ended December 31, 2019.

In the third quarter of fiscal year 2020, the Company amended the existing ABS program and removed the requirement for the deferred purchase price receivable. At the effective date of the amendment, approximately $1.3 billion representing the outstanding balance of sold receivables was repurchased by the Company by exchanging outstanding deferred purchase price receivable of $0.4 billion and re-investing $0.9 billion of trade account receivables into the new ABS Programs. Cash collections on repurchased deferred purchase price receivables are reported as investing activities in the condensed consolidated statements of cash flows and were approximately $0.1 billion and $0.4 billion for the three-month and twelve-month periods ended March 31, 2020.

The Company utilizes net cash flow from its various A/R sales programs as a low-cost source to fund operations and as a critical net working capital management tool. The Company views and manages all collections under the programs similarly without bifurcation and accordingly provides the adjustment to reflect adjusted free cash flow inclusive of all collections of receivables sold through the programs described above as well as collections on the repurchased receivables as part of the ABS program amendment. The company also excludes the impact related to certain vendor programs that is required for GAAP.

Annex C: Ms. Advaithi's Unvested Equity Value

In February 2019, Revathi Advaithi became our CEO following an extensive and thorough search led by the Board. Flex awarded Ms. Advaithi a sign-on equity grant totaling $2 million. Given the value of equity forfeited upon the cessation of her employment at her former employer, and the market practice of make-whole grants for new CEO hires, the Company and its outside advisors believe the grant value to have been a prudent decision, representing a good value for our shareholders.

In establishing a compensation approach for our new CEO, we considered the following: (i) external market data for peer group CEOs, with relatively conservative initial pay positioning for first time CEOs; (ii) Flex's competitive position as a "turn-around" opportunity with some risk; and (iii) Ms. Advaithi's compensation package, including unvested and unpaid elements, in her then-current role as president and chief operating officer for the Eaton's Electrical Sector.

Based on our calculations, pursuant to public disclosures,[1] the value of Ms. Advaithi's forfeited equity upon the cessation of her employment at her former employer totaled approximately $8 million. Time-vested awards comprised approximately $2.8 million of that total.

Calculation Details:

Unvested Equity

# of Options – Unexercisable	Strike Price	Stock Price on Date of Resignation (2/8/2019)	Unvest Option Value – on Date of Resignation
28,950	$ 81.96	$ 75.83	$ 0
24,254	$ 71.89	$ 75.83	$ 95,561
18,071	$ 56.55	$ 75.83	$ 348,409
Total			**$ 443,970**

RSUs/RS

Unvested RSUs/RS	Grant Date	Stock Price on Date of Resignation (2/8/2019)	Unvested RS/RSU Value – on Date of Resignation
6,015	2/27/2018	$ 75.83	$ 456,117
4,831	2/21/2017	$ 75.83	$ 366,335
3,353	2/23/2016	$ 75.83	$ 254,258
4,865	2/27/2015	$ 75.83	$ 368,913
4,450	2/27/2014	$ 75.83	$ 337,444
7,045	2/27/2013	$ 75.83	$ 534,222
Total			**$ 2,317,289**

Performance-Based Grants – Assumes Target Performance

Unvested PSUs	Grant Date	Stock Price on Date of Resignation (2/8/2019)	Unvested RS/RSU Value – on Date of Resignation
12,030	2/27/2018	$ 75.83	$ 912,235
14,415	2/21/2017	$ 75.83	$ 1,093,089
42,378	2/23/2016	$ 75.83	$ 3,213,524
Total			**$ 5,218,848**

Total by Vehicle:

Options	$ 443,970
RSUs	$ 2,317,289
PSUs	$ 5,218,848
Total by Vehicle:	**$ 7,980,107**

(1) Estimates above are based upon Eaton's Proxy Statement filing on March 15, 2019, disclosing compensation information, including unvested options, RSUs and PSUs for the fiscal year ended December 31, 2018.



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